
11006818

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-10864

UNITEDHEALTH GROUP INCORPORATED
(Exact name of registrant as specified in its charter)

MINNESOTA	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	55343
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (952) 936-1300

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE	NEW YORK STOCK EXCHANGE, INC.
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2010 was $31,467,360,829 (based on the last reported sale price of $28.40 per share on June 30, 2010, on the New York Stock Exchange).*

As of January 31, 2011, there were 1,093,694,629 shares of the registrant's Common Stock, $.01 par value per share, issued and outstanding.

Note that in Part III of this report on Form 10-K, we incorporate by reference certain information from our Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders. This document will be filed with the Securities and Exchange Commission (SEC) within the time period permitted by the SEC. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information.

* Only shares of voting stock held beneficially by directors, executive officers and subsidiaries of the Company have been excluded in determining this number.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

INTRODUCTION

Overview

UnitedHealth Group is a diversified health and well-being company, whose focus is on improving the overall health and well-being of the people we serve and their communities and enhancing the performance of the health system (the terms "we," "our," "us" "UnitedHealth Group" or the "Company" used in this report refer to UnitedHealth Group Incorporated and our subsidiaries). We work with health care professionals and other key partners to expand access to high quality health care. We help people get the care they need at an affordable cost; support the physician/patient relationship; and empower people with the information, guidance and tools they need to make personal health choices and decisions.

During 2010, we managed approximately $125 billion in aggregate health care spending on behalf of the constituents and consumers we served across our various businesses. Our primary focus is on improving the health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care professionals, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to help make health care work better. These core competencies are focused in two market areas, health benefits and health services. Health benefits are offered in the individual and employer markets and the public and senior markets through our UnitedHealthcare Employer & Individual (formerly UnitedHealthcare), UnitedHealthcare Medicare & Retirement (formerly Ovations), and UnitedHealthcare Community & State (formerly AmeriChoice) businesses. Health services are provided to the participants in the health system itself, ranging from consumers, employers and health plans to physicians and life sciences companies through our OptumHealth, Ingenix and Prescription Solutions businesses. In aggregate, these businesses have more than two dozen distinct business units that address specific end markets. Each of these business units focuses on the key goals in health and well-being: access, affordability, quality and simplicity as they apply to their specific market.

Our revenues are derived from premiums on risk-based products; fees from management, administrative, technology and consulting services; sales of a wide variety of products and services related to the broad health and well-being industry; and investment and other income. We have four reporting segments:

- Health Benefits, which includes UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State;
- OptumHealth;
- Ingenix; and
- Prescription Solutions.

For our financial results and the presentation of certain other financial information by segment, see Note 14 of Notes to the Consolidated Financial Statements.

2011 Business Realignment

On January 1, 2011, we realigned certain of our businesses to respond to changes in the markets we serve and the opportunities that are emerging as the health system evolves. For example, in 2011 OptumHealth's results of operations will include our clinical services assets, including Southwest Medical multi-specialty clinics in

Nevada and our Evercare nurse practitioners serving the frail and elderly, which had historically been reported in UnitedHealthcare Employer & Individual and UnitedHealthcare Medicare & Retirement, respectively. UnitedHealthcare Employer & Individual's results of operations will include OptumHealth Specialty Benefits, including dental, vision, life and disability. There were no changes to our reportable segments as a result of these changes. Our periodic filings beginning with our first quarter 2011 Form 10-Q will include historical segment results restated to reflect the effect of this realignment.

Additional Information

UnitedHealth Group Incorporated was incorporated in January 1977 in Minnesota. Our executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; our telephone number is (952) 936-1300.

You can access our website at *www.unitedhealthgroup.com* to learn more about our Company. From that site, you can download and print copies of our annual reports to shareholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with amendments to those reports. You can also download from our website our Articles of Incorporation, bylaws and corporate governance policies, including our Principles of Governance, Board of Directors Committee Charters, and Code of Business Conduct and Ethics. We make periodic reports and amendments available, free of charge, as soon as reasonably practicable after we file or furnish these reports to the SEC. We will also provide a copy of any of our corporate governance policies published on our website free of charge, upon request. To request a copy of any of these documents, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person and other administrative services. You can write to our transfer agent at: Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854, email *stocktransfer@wellsfargo.com*, or telephone (800) 468-9716 or (651) 450-4064.

DESCRIPTION OF REPORTING SEGMENTS

Health Benefits

The financial results of UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement, and UnitedHealthcare Community & State have been aggregated in the Health Benefits reporting segment due to their similar economic characteristics, products and services, types of customers, distribution methods, operational processes and regulatory environment. These businesses also share significant common assets, including our contracted networks of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources. Health Benefits utilizes the expertise of UnitedHealth Group affiliates for capabilities in specialized areas, such as prescription drug services, behavioral health services and fraud and abuse prevention and detection. Health Benefits arranges for discounted access to care through networks that include a total of 730,000 physicians and other health care professionals and 5,300 hospitals across the United States.

UnitedHealthcare Employer & Individual

UnitedHealthcare Employer & Individual offers a comprehensive array of consumer-oriented health benefit plans and services for large national employers, public sector employers, mid-sized employers, small businesses and individuals nationwide. UnitedHealthcare Employer & Individual facilitated access to health care services on behalf of approximately 25 million Americans as of December 31, 2010. With its risk-based product offerings, UnitedHealthcare Employer & Individual assumes the risk of both medical and administrative costs for its customers in return for a monthly premium, which is typically at a fixed rate per individual served for a one-year period. When providing administrative and other management services to customers that elect to self-fund the health care costs of their employees and employees' dependants, UnitedHealthcare Employer & Individual receives a fixed service fee per individual served. These customers retain the risk of financing medical benefits for their employees and employees' dependants, while UnitedHealthcare Employer & Individual provides coordination and facilitation of medical services, customer and health care professional services and access to a contracted network of physicians, hospitals and other health care professionals. Large employer groups, such as those serviced by UnitedHealthcare Employer & Individual National Accounts, typically use self-funded arrangements. As of December 31, 2010, UnitedHealthcare Employer & Individual National Accounts served 372 large employer groups under these arrangements, including 144 of the *Fortune 500* companies. Small employer groups are more likely to purchase risk-based products because they are less willing or able to bear a greater potential liability for health care expenditures. UnitedHealthcare Employer & Individual also offers a variety of non-employer based insurance options for purchase by individuals, including students, which are designed to meet the health coverage needs of these consumers and their families.

UnitedHealthcare Employer & Individual offers its products through affiliates that are licensed as insurance companies, health maintenance organizations (HMOs), or third party administrators (TPAs). UnitedHealthcare Employer & Individual's product strategy centers on several principles: consumer choice, broad access to health professionals, and use of data and science to promote better outcomes, quality service, transparency and affordability. Integrated wellness programs and services help individuals make informed decisions, maintain healthy lifestyles and optimize health outcomes by coordinating access to care services and providing personalized, targeted education and information services.

Individuals served by UnitedHealthcare Employer & Individual have access to approximately 90% of the physicians and other health care professionals and 96% of the hospitals through the UnitedHealth Group networks. The consolidated purchasing capacity represented by the individuals UnitedHealth Group serves makes it possible for UnitedHealthcare Employer & Individual to contract for cost-effective access to a large number of conveniently located care professionals. Directly or through UnitedHealth Group's family of companies, UnitedHealthcare Employer & Individual offers:

- A comprehensive range of benefit plans integrating medical, ancillary and alternative care products so customers can choose benefits that are right for them;
- Affordability across a broad set of price points and a wide product line, from offerings covering essential needs to comprehensive benefit plans, all of which offer access to our broad-based proprietary network of contracted physicians, hospitals and other health care professionals with economic benefits reflective of the aggregate purchasing capacity of our organization;
- Innovative clinical programs that are built around an extensive clinical data set and principles of evidence-based medicine;
- Consumer access to information about physician and hospital performance against quality and cost efficiency criteria based on claims data assessment through the UnitedHealth Premium Designation Program and the UnitedHealth Hospital Comparison Program;
- Physician and facility access to performance feedback information to support continuous quality improvement;
- Care facilitation services that use several identification tools, including proprietary predictive technology to identify individuals with significant gaps in care and unmet needs or risks for potential health problems, and then facilitate appropriate interventions;
- Disease and condition management programs to help individuals address significant, complex disease states, including disease-specific benefit offerings such as the Diabetes Health Plan; and
- Convenient self-service tools for health transactions and information.

UnitedHealthcare Employer & Individual's regional and national access to broad, affordable and quality networks of health care professionals has advanced over the past several years, with significant increases in access to services throughout the United States. UnitedHealthcare Employer & Individual has also organized health care alliances with select regional not-for-profit health plans to facilitate greater customer access and affordability.

UnitedHealthcare Employer & Individual's innovation distinguishes its product offerings from its competition. Its consumer-oriented health benefits and services value individual choice and control in accessing health care. UnitedHealthcare Employer & Individual has programs that provide health education, admission counseling before hospital stays, care advocacy to help avoid delays in patients' stays in the hospital, support for individuals at risk of needing intensive treatment and coordination of care for people with chronic conditions. To provide consumers with the necessary resources and information to make more informed choices when managing their health, data-driven networks and clinical management are organized through clinical lines of service such as cardiology, oncology, neuroscience, orthopedics, women's health, primary care and emergency services. UnitedHealthcare Employer & Individual also offers comprehensive and integrated pharmaceutical management services that promote lower costs by using formulary programs that drive better unit costs for drugs, benefit designs that encourage consumers to use drugs that offer better value and outcomes, and physician and consumer programs that support the appropriate use of drugs based on clinical evidence.

UnitedHealthcare Employer & Individual provides innovative programs that give consumers more financial control of their spending decisions for health care. These products include high-deductible consumer-driven benefit plans coupled with health reimbursement accounts (HRAs), or health savings accounts (HSAs), which are offered on a self-funded and fully-insured basis. UnitedHealthcare Employer & Individual provided these products to approximately 32,000 employer-sponsored benefit plans during 2010, including approximately 160 employers in the large group self-funded market.

UnitedHealthcare Employer & Individual's distribution system consists primarily of brokers and direct and internet sales in the individual market, brokers in the small employer group market, and brokers and other consultant-based or direct sales for large employer and public sector groups. UnitedHealthcare Employer & Individual's direct distribution efforts are generally limited to the individual market, portions of the large employer group and public sector markets, and cross-selling of specialty products to existing customers.

UnitedHealthcare Medicare & Retirement

UnitedHealthcare Medicare & Retirement provides health and well-being services for individuals age 50 and older, addressing their unique needs for preventive and acute health care services as well as for services dealing with chronic disease and other specialized issues for older individuals. UnitedHealthcare Medicare & Retirement is fully dedicated to this market segment, as it provides products and services in all 50 states, the District of Columbia, and most U.S. territories. UnitedHealthcare Medicare & Retirement participates nationally in the Medicare program, offering a wide-ranging spectrum of Medicare products, including Medigap products that supplement traditional fee-for-service coverage, more traditional health-plan-type programs under Medicare Advantage, Medicare Part D prescription drug coverage, and special offerings for beneficiaries who are chronically ill and/or Medicaid and Medicare dual-eligible. Premium revenues from the Centers for Medicare & Medicaid Services (CMS) were 27% of our total consolidated revenues for the year ended December 31, 2010, most of which were generated by UnitedHealthcare Medicare & Retirement under a number of contracts.

UnitedHealthcare Medicare & Retirement has extensive capabilities and experience with distribution, including direct marketing to consumers on behalf of its key clients – AARP, the nation's largest membership organization dedicated to the needs of people age 50 and over, state and U.S. government agencies and employer groups. UnitedHealthcare Medicare & Retirement also has distinct pricing, underwriting, clinical program management and marketing capabilities dedicated to risk-based health products and services in the senior and geriatric markets.

UnitedHealthcare Medicare & Retirement provides health care coverage for seniors and other eligible Medicare beneficiaries primarily through the Medicare Advantage program administered by CMS, including Medicare Advantage HMO plans, preferred provider organization (PPO) plans, Special Needs Plans, Point-of-Service (POS) plans and Private-Fee-for-Service plans. Under the Medicare Advantage programs, UnitedHealthcare Medicare & Retirement provides health insurance coverage to eligible Medicare beneficiaries in exchange for a fixed monthly premium per member from CMS that varies based on the geographic areas in which members reside; demographic factors such as age, gender, and institutionalized status; and the health status of the individual. UnitedHealthcare Medicare & Retirement offers Medicare Advantage products in all 50 states and the District of Columbia. As of December 31, 2010, UnitedHealthcare Medicare & Retirement had approximately 2.1 million enrolled individuals in its Medicare Advantage products.

Additionally, UnitedHealthcare Medicare & Retirement provides the Medicare prescription drug benefit (Part D) to beneficiaries throughout the United States and its territories. Among the several Part D plans it offers, UnitedHealthcare Medicare & Retirement provides Medicare Part D coverage plans with the AARP brand. UnitedHealthcare Medicare & Retirement provides Part D drug coverage through its Medicare Advantage program, Special Needs Plans (covering individuals who live in an institutional long-term care setting, individuals dual-eligible for Medicaid and Medicare services or individuals with severe or disabling chronic conditions) and stand-alone Part D plans. As of December 31, 2010, UnitedHealthcare Medicare & Retirement had enrolled approximately 6.5 million members in the Part D program, including approximately 4.5 million members in the stand-alone Part D plans and approximately 2.0 million members in Medicare Advantage plans incorporating Part D coverage.

In association with AARP, UnitedHealthcare Medicare & Retirement provides a range of member funded standardized Medicare supplement and hospital indemnity insurance offerings from its insurance company affiliates to approximately 3.7 million AARP members. Additional UnitedHealthcare Medicare & Retirement services include a nurse healthline service, a lower cost standardized Medicare supplement offering that provides consumers with a national hospital network, 24-hour access to health care information, and access to discounted health services from a network of physicians.

UnitedHealthcare Medicare & Retirement also provides complete, individualized care planning and care benefits for aging, disabled and chronically ill individuals. UnitedHealthcare Medicare & Retirement serves approximately 196,000 individuals enrolled in Medicare Advantage products across the nation in long-term care settings including nursing homes, community-based settings and private homes. UnitedHealthcare Medicare & Retirement offers innovative care management and clinical programs, integrating federal, state and personal funding through a continuum of products from Special Needs Plans to hospice care. UnitedHealthcare Medicare & Retirement serves people in 30 states and in the District of Columbia in home, community and nursing home settings serving members primarily through nurse practitioners, nurses and care managers.

UnitedHealthcare Medicare & Retirement also offers a comprehensive eldercare service program providing service coordination, consultation, claim management and information resources nationwide. Proprietary, automated medical record software enables clinical care teams to capture and track patient data and clinical encounters, creating a comprehensive set of care information that bridges across home, hospital and nursing home care settings for high-risk populations. UnitedHealthcare Medicare & Retirement also operates hospice and palliative care programs in 15 local markets in 11 states.

UnitedHealthcare Community & State

UnitedHealthcare Community & State provides solutions to states that care for the economically disadvantaged, the medically underserved, and those without benefit of employer-funded health care coverage in exchange for a monthly premium per member from the applicable state. As of December 31, 2010, UnitedHealthcare Community & State offers health plans in 23 states and the District of Columbia, serving over 3.3 million beneficiaries of acute and long-term care Medicaid plans, the Children's Health Insurance Program (CHIP),

Special Needs Plans and other federal and state health care programs. UnitedHealthcare Community & State's health plans and care programs are designed to address the complex needs of the populations they serve, including the chronically ill, those with disabilities, and people with higher risk medical, behavioral and social conditions. UnitedHealthcare Community & State's approach leverages the national capabilities of UnitedHealthcare and delivers them through public programs at the local market level to support effective care management, strong regulatory partnerships, greater administrative efficiency, improved clinical outcomes, and the ability to adapt to a changing market environment.

For more than 20 years, UnitedHealthcare Community & State has served the needs of underserved, economically disadvantaged, and vulnerable individuals in multiple and diverse geographic markets. UnitedHealthcare Community & State focuses on addressing medical issues, as well as the social, behavioral and economic barriers individuals face in improving or maintaining their health status. UnitedHealthcare Community & State coordinates resources among family, physicians, other health care providers, and government and community-based agencies and organizations to facilitate continuous and effective care. For example, the Personal Care Model establishes an ongoing relationship between health care professionals and individuals who have serious and chronic health conditions to help them maintain the best possible health and functional status, whether care is delivered in an acute care setting, long-term care facility or at home.

UnitedHealthcare Community & State's programs for families and children focus on high-prevalence and debilitating chronic illnesses such as hypertension and cardiovascular disease, asthma, sickle cell disease, diabetes, HIV/AIDS and high-risk pregnancies. Programs for the long-term care population focus on dementia, depression, coronary disease and functional-use deficiencies that impede daily living.

OptumHealth

OptumHealth serves more than 63 million unique individuals with its diversified offering of health, financial and ancillary benefit services, and products that assist consumers in navigating the health care system, accessing health services based on their needs, supporting their emotional health and well-being, providing ancillary insurance benefits and helping people finance their health care needs through account-based programs. OptumHealth seeks to simplify the consumer health care experience and facilitate the efficient and effective delivery of care. Its capabilities can be deployed individually or integrated to provide a comprehensive solution oriented around a broad base of consumer needs within the health care system.

OptumHealth's simple, modular service designs can be easily integrated to meet varying employer, payer, public sector and consumer needs at a wide range of price points. OptumHealth offers its products on an administrative fee basis where it manages and administers benefit claims for self-insured customers in exchange for a fixed fee per individual served, and on a risk basis, where OptumHealth assumes responsibility for health care costs in exchange for a fixed monthly premium per individual served. For its financial services offerings, OptumHealth charges fees and earns investment income on managed funds.

OptumHealth sells its products through three markets: employer (which includes the sub-markets of large, mid and small employers), payer (which includes the sub-markets of health plans, third party administrators, underwriter/stop-loss carriers and individual market intermediaries) and public sector (which includes Medicaid, Medicare and Federal procurement).

OptumHealth is one brand, organized into four major operating groups: OptumHealth Care Solutions; OptumHealth Financial Services; OptumHealth Behavioral Solutions; and OptumHealth Specialty Benefits, whose results of operations will be reflected in UnitedHealthcare Employer & Individual in 2011.

Care Solutions. Care Solutions serves more than 39 million individuals through personalized health management that improves people's health and well-being, improves clinical outcomes and workforce productivity and reduces health care costs. Programs include wellness and prevention, disease management, case management, physical health programs, complex condition management, specialized provider networks, personalized health portals and consumer marketing services.

Care Solutions also provides benefit administration and clinical and network management for chiropractic, physical therapy, occupational therapy and other complementary and alternative care services through its national network consisting of 26,000 chiropractors, 16,000 physical and occupational therapists and 9,000 complementary and alternative health professionals.

Financial Services. Financial Services provides health-based financial services for consumers, employers, payers and health care professionals. Financial Services is comprised of OptumHealth Bank, which is a member of the Federal Deposit Insurance Corporation (FDIC), a TPA and a transaction processing service for the health care industry. Financial Services' account-based offerings include HSA, HRA, and Flexible Spending Accounts in addition to other reimbursement accounts products. As of December 31, 2010 Financial Services had $1.1 billion in customer assets under management. Additionally, Financial Services provides electronic payments and statements services for health care professionals and payers. In 2010, Financial Services processed $43.5 billion in medical payments to physicians and other health care providers.

Behavioral Solutions. Behavioral Solutions serves approximately 50 million individuals with its employee assistance programs, work/life offerings, and clinically driven behavioral health, substance abuse and psychiatric disability management programs. Its consumer-focused programs incorporate state-of-the-art predictive modeling, outcomes management and evidence-based best practices, which result in better care and a reduction in overall health care costs. Behavioral Solutions customers have access to a national network of 91,000 clinicians and counselors and 3,100 facilities in 6,300 locations nationwide.

Specialty Benefits. Specialty Benefits includes dental, vision, life, critical illness, disability and stop-loss product offerings delivered through an integrated platform that enhances efficiency and effectiveness. Specialty Benefits covers nearly 23 million individuals and includes a network of more than 33,000 vision professionals in private and retail settings, and more than 154,000 dental providers. Stop-loss insurance is marketed throughout the United States through a network of TPAs, brokers and consultants. In 2011, these specialty benefits will be reflected in UnitedHealthcare Employer & Individual's results of operations.

Ingenix

Ingenix offers database and data management services, software products, publications, consulting and actuarial services, business process outsourcing services and pharmaceutical data consulting and research services in conjunction with the development of pharmaceutical products on a nationwide and international basis. As of December 31, 2010, Ingenix's customer base included 6,200 hospital facilities, 246,000 health care professionals or groups, 2,000 payers and intermediaries, 205 *Fortune 500* companies, 2,200 life sciences companies, 270 government entities, and 150 United Kingdom Government Payers, as well as other UnitedHealth Group businesses.

Ingenix offers information and technology to simplify health care administration. Ingenix helps customers accurately and efficiently manage the information flowing through the health care system. Ingenix uses data to help advance transparency on cost and quality and help customers streamline their processes to make health care more efficient. Ingenix is a leader in contract research services, and pharmacoeconomics, epidemiology and safety and outcomes (including comparative effectiveness) research through its i3 businesses.

Ingenix's products and services are sold primarily through a direct sales force focused on specific customers and market segments across the pharmaceutical, biotechnology, employer, government, hospital, physician, payer and property and casualty insurance market segments. Ingenix's products are also supported and distributed through an array of alliance and business partnerships with other technology vendors, who integrate and interface its products with their applications.

Many of Ingenix's contract research services, consulting arrangements and software and related information services are performed over an extended period, often several years. Ingenix maintains an order backlog to track unearned revenues under these long-term arrangements. The backlog consists of estimated revenue from signed contracts, other legally binding agreements and anticipated contract renewals based on historical experience that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. Ingenix's aggregate backlog at December 31, 2010 was $2.8 billion, of which $2.0 billion is expected to be realized within the next 12 months. This includes $0.8 billion related to intersegment agreements all of which are included in the current portion. Backlog amounts do not include approximately $500 million for the portion of the i3 business that is being divested, which is discussed below. Ingenix cannot provide any assurance that it will be able to realize all of the revenues included in backlog due to uncertainty regarding the timing and scope of services and the potential for cancellation or early termination of service arrangements.

The Ingenix companies are divided into two groups: Information Services and i3.

Information Services. Information Services' diverse product offerings help clients strengthen health care administration and advance health care outcomes. These products include health care utilization reporting and analytics, physician clinical performance benchmarking, clinical data warehousing, analysis and management responses for medical cost trend management, physician practice revenue cycle management, including integrated electronic medical record systems, revenue and payment cycle management for payer and health care professional organizations, payment accuracy solutions, decision-support portals for evaluation of health benefits and treatment options, risk management solutions, connectivity solutions and claims management tools to reduce administrative errors and support fraud recovery services. Information Services uses proprietary software applications that manage clinical and administrative data across diverse information technology environments. Information Services also uses proprietary predictive algorithmic applications to help clients detect and act on repetitive health care patterns in large data sets. Information Services offers comprehensive Electronic Data Interchange (EDI) services helping health care professionals and payers decrease costs of claims transmission, payment and reimbursement through both networked and direct connection services. Information Services provides computer assisted coding, publishes print and electronic media products that provide customers with information regarding medical claims coding, reimbursement, billing and compliance issues.

Information Services provides other services, such as medical necessity compliance services, verification of physician credentials, health care professional directories, Healthcare Effectiveness Data and Information Set (HEDIS) reporting, and fraud and abuse detection and prevention services. Information Services also offers consulting services, including actuarial and financial advisory work through its Ingenix Consulting division and health care policy research, implementation, strategy and management consulting through its subsidiary, The Lewin Group, as well as product development, health care professional contracting and medical policy management.

i3. i3 uses comprehensive, science-based evaluation and analysis and benchmarking services to support pharmaceutical and biotechnology development. i3 provides services on a nationwide and international basis, helping customers effectively and efficiently get drug data to appropriate regulatory bodies and to improve health outcomes through integrated information, analysis and technology. i3's capabilities and efforts focus on the entire range of product assessment, through commercialization of life-cycle management services – pipeline assessment, market access and product positioning, clinical trials, economic, epidemiology and safety and outcomes (including comparative effectiveness) research. i3's global contract research services include regulatory assistance, project management, data management, biostatistical analysis, quality assurance, medical writing and staffing resource services. i3's contract research services are therapeutically focused on oncology, the central nervous system, respiratory, infectious and pulmonary diseases and endocrinology.

In January 2011, we announced that as part of focusing on its distinct life sciences competencies, Ingenix is exiting certain portions of the clinical trial support business and intends to sell these businesses. The businesses to be sold include those that mainly provide services in connection with the clinical trials that help pharmaceutical companies get a compound approved by the U. S. Food and Drug Administration and other applicable drug regulatory agencies outside of the United States. The services provided include monitoring, project management, data management and clinical staffing services. These services are generally performed in connection with Phase I, Phase II and Phase III clinical trials.

The remaining portion of i3 will be organized into a new Life Sciences division that will focus Ingenix's capabilities in assisting life sciences clients to identify, analyze and measure the value of their products that have received regulatory approval. The products and services provided by the Life Sciences division include health economics outcomes and late phase research, market access and reimbursement informatics products and services, epidemiology and certain drug safety services, products and services relating to patient reported outcomes and regulatory consulting services.

Prescription Solutions

Prescription Solutions provides a comprehensive suite of integrated pharmacy benefit management (PBM) services to more than 12 million people nationwide through its network of more than 66,000 retail pharmacies and two mail service facilities, processing nearly 350 million adjusted retail, mail service and specialty drug prescriptions annually. Prescription Solutions is dedicated to helping its customers achieve a low-cost, high-quality pharmacy benefit. Prescription Solutions does this by working closely with customers to create customized solutions that are designed to improve quality and safety, increase compliance and adherence, and reduce fraud and waste.

Prescription Solutions' integrated PBM services include retail network pharmacy contracting and management, claims processing, mail order pharmacy services, specialty pharmacy services, benefit design consultation, rebate contracting and management, drug utilization review, formulary management programs, disease therapy management and adherence programs. The mail order and specialty pharmacy fulfillment capabilities of Prescription Solutions are an important strategic component in serving employers, commercial health plans, Medicaid plans and Medicare-contracted businesses, including Part D prescription drug plans. In addition to PBM services, Prescription Solutions' Consumer Health Products division delivers diabetic testing and other specialized medical supplies, over the counter items, vitamins and supplements directly to members' homes.

Prescription Solutions provides PBM services to customers in our Health Benefits segment, as well as external employer groups, union trusts, managed care organizations, Medicare-contracted plans, Medicaid plans and TPAs, including mail service only, rebate services only and pharmacy carve-out accounts. Prescription Solutions' distribution system consists primarily of health insurance brokers and other health care consultants or direct sales.

GOVERNMENT REGULATION

Most of our health and well-being services are regulated by federal and state regulatory agencies that generally have discretion to issue regulations and interpret and enforce laws and rules. These regulations can vary significantly from jurisdiction to jurisdiction, and the interpretation of existing laws and rules also may change periodically. In the first quarter of 2010, the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010, which we refer to together as the Health Reform Legislation, were signed into law. The Health Reform Legislation, portions of which are summarized below, alters the regulatory environment in which we operate, in some cases to a significant degree. Federal and state governments continue to enact and consider various legislative and regulatory proposals that could materially impact certain aspects of the health care system. New laws, regulations and rules, or changes in the interpretation of existing laws, regulations and rules, could negatively affect our business.

We believe we are in compliance in all material respects with applicable laws, regulations and rules. In the event we fail to comply with, or we fail to respond quickly and appropriately to changes in, applicable laws, regulations and rules, our business, financial condition and results of operations could be materially adversely affected. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with federal and state laws and regulations.

Health Care Reforms

The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, as well as the Medicaid and Medicare programs, CHIP and other aspects of the health care system. Certain provisions of the Health Reform Legislation have already taken effect, and other provisions become effective at various dates over the next several years. The Department of Health and Human Services (HHS), the Department of Labor (DOL) and the Treasury Department have issued regulations (or proposed regulations) on a number of aspects of Health Reform Legislation, but we await final rules and interim guidance on other key aspects of the legislation.

Certain aspects of the Health Reform Legislation are also being challenged in federal court, with the proponents of such challenges seeking to limit the scope of or have all or portions of the Health Reform Legislation declared unconstitutional. For example, on January 31, 2011, in a case brought on behalf of 26 state attorneys general and/or governors and certain other parties, the United States District Court for the Northern District of Florida ruled that the provision in the Health Reform Legislation that requires individuals to purchase health insurance (or be subject to penalties), along with the entire legislation, is unconstitutional. The United States District Court for the Eastern District of Virginia has held that the individual mandate and certain related provisions are unconstitutional, but without declaring the entire legislation unconstitutional. In contrast, federal district court judges in Virginia and Michigan have upheld the constitutionality of the individual mandate and the Health Reform Legislation. There are other cases challenging aspects of the Health Reform Legislation that remain pending and have not yet been decided. Judicial proceedings are subject to appeal and could last for an extended period of time, and we cannot predict the results of any of these proceedings. Congress may also withhold the funding necessary to implement the Health Reform Legislation, or may attempt to replace the legislation with amended provisions or repeal it altogether.

The following outlines certain provisions of the Health Reform Legislation that have taken or will take effect in the coming years, assuming the legislation is implemented in its current form.

> *Effective 2010*: The Health Reform Legislation mandated the expansion of dependent coverage to include adult children until age 26; eliminated certain annual and lifetime caps on the dollar value of certain essential health benefits; eliminated pre-existing condition limits for enrollees under 19; prohibited certain policy rescissions; prohibited plans and issuers from charging higher cost sharing (copayments or coinsurance) for emergency services that are obtained out of a plan's network; and included a requirement to provide coverage for preventive services without cost to members (for non-grandfathered plans).
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> The Health Reform Legislation also mandated certain changes to coverage determination and appeals processes, including expanding the definition of "adverse benefit determination" to include rescissions; extending external review rights of adverse benefit determinations to insured and self-funded plans; requiring urgent care coverage determinations to be made and communicated within 24 hours; and improving the clarity of and expanding the types of information in adverse benefit determination notices.
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> *Effective 2011*: Beginning in 2011, commercial fully insured health plans in the large employer group, small employer group and individual markets with medical loss ratios below certain targets (85% for large employer groups, 80% for small employer groups and 80% for individuals, calculated under the definitions in the Health Reform Legislation and regulations) will be required to rebate ratable portions of their premiums to their customers annually. Rebate payments, if any, for 2011 would be made in mid 2012. A state can request a waiver of the individual market medical loss ratio for up to three years if the state petitions and provides to HHS certain supporting data, and HHS determines that the requirement is disruptive to the market in that state. In addition, effective in 2011, the Health Reform Legislation mandates consumer discounts of 50% on brand name prescription drugs and 7% on generic prescription drugs for Part D plan participants in the coverage gap.

In addition, the Health Reform Legislation required HHS to maintain an annual review process of "unreasonable" increases in premiums for commercial health plans. HHS recently issued a proposed regulation that defines a review threshold of annual premium rate increases generally at or above 10% for rate increases filed or effective July 1, 2011 or later. The proposed rule also clarifies that HHS review will not supersede existing state review and approval processes. The proposed regulation further requires health plans to provide to the states and HHS extensive information supporting any premium rate increase of 10% or more, regardless of whether such increase ultimately is or is not deemed "unreasonable." This information is expected to be made public by the states and/or HHS.

Effective 2011/2012: As part of the Health Reform Legislation, Medicare Advantage payment rates for 2011 were frozen at 2010 levels. Separately, CMS implemented a reduction in Medicare Advantage reimbursements of 1.6% for 2011. Beginning in 2012, additional cuts to Medicare Advantage plans will take effect (plans will ultimately receive 95% of Medicare fee-for-service rates in high cost areas to 115% in low cost areas), with changes being phased-in over two to six years, depending on the level of payment reduction in a county. In addition to other measures, quality bonuses may partially offset these anticipated rate reductions as CMS quality rating bonuses are phased in over three years beginning in 2012.

Effective 2013: Effective beginning in 2013 with respect to services performed after 2009, the Health Reform Legislation limits the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code for insurance providers if at least 25% of the insurance provider's gross premium income from health business is derived from health insurance plans that meet the minimum creditable coverage requirements.

Effective 2013/2014: The Health Reform Legislation provides for an increase in Medicaid fee-for-service and managed care program reimbursements for primary care services provided by primary care doctors (family medicine, general internal medicine or pediatric medicine) to 100% of the Medicare payment rates for 2013 and 2014, and provides 100% federal financing for the difference in rates based on rates applicable on July 1, 2009.

Effective 2014: Effective starting in 2014, a number of the provisions of the Health Reform Legislation are scheduled to take effect, including the following: an annual insurance industry assessment ($8 billion levied on the insurance industry in 2014 with increasing annual amounts thereafter), which is not deductible for income tax purposes; expansion of Medicaid eligibility for all individuals and families with incomes up to 133% of the federal poverty level (states can early adopt the expansion without increased federal funding prior to 2014); states receive full federal matching in 2014 through 2016; all individual and group health plans must offer coverage on a guaranteed issue and guaranteed renewal basis during annual open enrollment and special enrollment periods and cannot apply pre-existing condition exclusions or health status rating adjustments; elimination of annual limits on essential benefits coverage on certain plans; establishment of state-based exchanges for individuals and small employers (with up to 100 employees) as well as certain CHIP eligibles; introduction of plan designs based on set actuarial values to increase comparability of competing products on the exchanges; and establishment of minimum medical loss ratio of 85% for Medicare Advantage plans.

The Health Reform Legislation and the related federal and state regulations will impact how we do business and could restrict revenue and enrollment growth in certain products and market segments, restrict premium growth rates for certain products and market segments, increase our medical and administrative costs, expose us to an increased risk of liability (including increasing our liability in federal and state courts for coverage determinations and contract interpretation) or put us at risk for loss of business. In addition, our results of operations, financial position, including our ability to maintain the value of our goodwill, and cash flows could be materially adversely affected by such changes. The Health Reform Legislation may create new or expand existing opportunities for business growth, but due to its complexity, the impact of the Health Reform Legislation remains difficult to predict and is not yet fully known. See also Item 1A, "Risk Factors" for a discussion of the risks related to the Health Reform Legislation and related matters.

Other Federal Laws and Regulation

We are subject to various levels of federal regulation. CMS regulates our UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State Medicare and Medicaid businesses, as well as certain aspects of our OptumHealth business. CMS has the right to audit performance to determine compliance with CMS contracts and regulations and the quality of care given to Medicare beneficiaries. See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of audits of our risk adjustment data for several of our plans.

Our Health Benefits reporting segment, through UnitedHealthcare Community & State, also has Medicaid and CHIP contracts that are subject to federal regulations regarding services to be provided to Medicaid enrollees, payment for those services and other aspects of these programs. There are many regulations surrounding Medicare and Medicaid compliance, and the regulatory environment with respect to these programs has become and will continue to become increasingly complex as a result of the Health Reform Legislation. When we contract with the federal government, we are subject to federal laws and regulations relating to the award, administration and performance of U.S. government contracts. In addition, certain of Ingenix's businesses, such as its high acuity software products and clinical research activities, are subject to regulation by the U.S. Food and Drug Administration, and the clinical research activities are also subject to laws and regulations outside of the United States that regulate clinical trials. Laws and regulations relating to consumer protection, anti-fraud and abuse, anti-kickbacks, false claims, prohibited referrals, inappropriately reducing or limiting health care services, anti-money laundering, securities and antitrust also affect us.

HIPAA, GLBA and Other Privacy and Security Regulation. The administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA), apply to both the group and individual health insurance markets, including self-funded employee benefit plans. HIPAA requires guaranteed health care coverage for small employers and certain eligible individuals. It also requires guaranteed renewability for employers and individuals and limits exclusions based on pre-existing conditions. Federal regulations related to HIPAA include minimum standards for electronic transactions and code sets, and for the privacy and security of protected health information. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may also apply to us.

Federal privacy and security requirements change frequently because of legislation, regulations and judicial or administrative interpretation. For example, the U.S. Congress enacted the American Recovery and Reinvestment Act of 2009 (ARRA), which significantly amends, and adds new, privacy and security provisions to HIPAA and imposes additional requirements on uses and disclosures of health information. AARA includes new contracting requirements for HIPAA business associate agreements; extends parts of HIPAA privacy and security provisions to business associates; adds new federal data breach notification requirements for covered entities and business associates and new reporting requirements to HHS and the Federal Trade Commission (FTC) and, in some cases, to the local media; strengthens enforcement and imposes higher financial penalties for HIPAA violations and, in certain cases, imposes criminal penalties for individuals, including employees. HHS has indicated that it will issue regulations this year on key aspects of HIPAA, primarily ARRA amendments to HIPAA. In the conduct of our business, we may act, depending on the circumstances, as either a covered entity or a business associate. Federal consumer protection laws may also apply in some instances to privacy and security practices related to personal identifiable information. The use and disclosure of individually identifiable health data by our businesses is also regulated in some instances by other federal laws, including the Gramm-Leach-Bliley Act (GLBA) or state statutes implementing GLBA, which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a third party, and which generally require safeguards for the protection of personal information. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with HIPAA, GLBA and other privacy-related regulations.

ERISA. The Employee Retirement Income Security Act of 1974, as amended (ERISA), regulates how goods and services are provided to or through certain types of employer-sponsored health benefit plans. ERISA is a set of laws and regulations that is subject to periodic interpretation by the DOL as well as the federal courts. ERISA places controls on how our business units may do business with employers who sponsor employee benefit health plans, particularly those that maintain self-funded plans. Regulations established by the DOL provide additional rules for claims payment and member appeals under health care plans governed by ERISA. Additionally, some states require licensure or registration of companies providing third-party claims administration services for health care plans.

FDIC. The FDIC has federal regulatory authority over OptumHealth Bank and performs annual examinations to ensure that the bank is operating in accordance with federal safety and soundness requirements. In addition to such annual examinations, the FDIC performs periodic examinations of the bank's compliance with applicable federal banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subject to increased operational expenses and capital requirements, governmental oversight and monetary penalties.

Financial Reform. Our business may be impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act which became law on July 21, 2010. The act reshapes and restructures the supervision and regulation of the financial services industry. The act calls for extensive rulemaking, including debit card interchange fees restrictions, and network exclusivity and routing requirements. Depending on rulemaking and implementation activities, the act could subject us to additional regulation, increase operational costs and reduce revenue. The full impact of the law and future regulations on our results of operations and business strategy may not be known for some time.

State Laws and Regulation

Health Care Regulation. Our insurance and HMO subsidiaries must be licensed by the jurisdictions in which they conduct business. All of the states in which our subsidiaries offer insurance and HMO products regulate those products and operations. These states require periodic financial reports and establish minimum capital or restricted cash reserve requirements. With the amendment of the Annual Financial Reporting Model Regulation by the National Association of Insurance Commissioners (NAIC) to adopt elements substantially similar to the Sarbanes-Oxley Act of 2002, we expect that these states will continue to expand the scope of regulations relating to corporate governance and internal control activities of HMOs and insurance companies. In addition, the states were very active in 2010 and passed various laws to implement, limit and, in the majority of instances, expand the entitlements set forth in the federal Health Reform Legislation. We expect the states to continue to introduce and pass similar laws in 2011, and this will affect our operations and our financial results.

Health plans and insurance companies are also regulated under state insurance holding company regulations. Such regulations generally require registration with applicable state departments of insurance and the filing of reports that describe capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Some state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material intercompany transfers of assets, as well as transactions between the regulated companies and their parent holding companies or affiliates. These laws may restrict the ability of our regulated subsidiaries to pay dividends to our holding companies.

In addition, some of our business and related activities may be subject to other health care-related regulations and requirements, including PPO, managed care organization (MCO), utilization review (UR) or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, and may contain network, contracting, product and rate, and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, payment of claims, adequacy of health care professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices and covered benefits and services. State health care anti-fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing unnecessary medical services and improper marketing. Our UnitedHealthcare Community & State and UnitedHealthcare Medicare & Retirement

Medicaid businesses are subject to regulation by state Medicaid agencies that oversee the provision of benefits by UnitedHealthcare Community & State to its Medicaid and CHIP beneficiaries and by UnitedHealthcare Medicare & Retirement to its dually-eligible Medicaid beneficiaries. We also contract with state governmental entities and are subject to state laws and regulations relating to the award, administration and performance of state government contracts.

Guaranty Fund Assessments. Under state guaranty fund laws, certain insurance companies (and HMOs in some states), including those issuing health (which includes long-term care), life and accident insurance policies, doing business in those states can be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business. Assessments generally are based on a formula relating to premiums in the state compared to the premiums of other insurers and could be spread out over a period of years. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. See Note 13 of Notes to the Consolidated Financial Statements for a discussion of a matter involving Penn Treaty Network American Insurance Company and its subsidiary (Penn Treaty), which have been placed in rehabilitation.

Pharmacy Regulation. Prescription Solutions' mail order pharmacies must be licensed to do business as pharmacies in the states in which they are located. Our mail order pharmacies must also register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities to dispense controlled substances. In many of the states where our mail order pharmacies deliver pharmaceuticals there are laws and regulations that require out-of-state mail order pharmacies to register with that state's board of pharmacy or similar regulatory body. These states generally permit the pharmacy to follow the laws of the state in which the mail order pharmacy is located, although some states require that we also comply with certain laws in that state. Our mail order pharmacies maintain certain Medicare and state Medicaid provider numbers as pharmacies providing services under these programs. Participation in these programs requires the pharmacies to comply with the applicable Medicare and Medicaid provider rules and regulations. Other laws and regulations affecting our mail order pharmacies include federal and state statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and dispensing of controlled substances. See Item 1A, "Risk Factors" for a discussion of the risks related to our PBM businesses.

Privacy and Security Laws. States have adopted regulations to implement provisions of the GLBA. Like HIPAA, GLBA allows states to adopt more stringent requirements governing privacy protection. A number of states have also adopted other laws and regulations that may affect our privacy and security practices, for example, state laws that govern the use, disclosure and protection of social security numbers and sensitive health information. State and local authorities increasingly focus on the importance of protecting individuals from identity theft, with a significant number of states enacting laws requiring businesses to notify individuals of security breaches involving personal information. State consumer protection laws may also apply to privacy and security practices related to personally identifiable information, including information related to consumers and care providers. Additionally, different approaches to state privacy and insurance regulation and varying enforcement philosophies in the different states may adversely affect our ability to standardize our products and services across state lines. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with state privacy-related regulations.

UDFI. The Utah State Department of Financial Institutions (UDFI) has state regulatory and supervisory authority over OptumHealth Bank and in conjunction with federal regulators performs annual examinations to ensure that the bank is operating in accordance with state safety and soundness requirements. In addition to such annual examinations, the UDFI in conjunction with federal regulators performs periodic examinations of the bank's compliance with applicable state banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subjected to increased operational expenses and capital requirements, governmental oversight and monetary penalties.

Corporate Practice of Medicine and Fee-Splitting Laws. Certain businesses within OptumHealth are subject to laws and regulations that may differ from those that apply to our businesses of providing managed care and health insurance products. Some states have corporate practice of medicine laws that prohibit certain entities from practicing medicine, employing physicians to practice medicine or exercising control over medical decisions by physicians. Additionally, some states prohibit certain entities from sharing in the fees or revenues of a professional practice (fee-splitting). These prohibitions may be statutory or regulatory, or may be a matter of judicial or regulatory interpretation. These laws, regulations and interpretations have, in certain states, been subject to limited judicial and regulatory interpretation and are subject to change.

Audits and Investigations

We have been and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the Internal Revenue Service, the U.S. DOL, the FDIC and other governmental authorities. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. See Note 13 of Notes to the Consolidated Financial Statements for details. In addition, disclosure of any adverse investigation, audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services and retain our current business.

International Regulation

Some of our business units have international operations. These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various tax, tariff and trade regulations, as well as employment, intellectual property, privacy and investment rules and laws. These international operations are also subject to United States laws that regulate activities of U.S.-based businesses abroad.

COMPETITION

As a diversified health and well-being services company, we operate in highly competitive markets. Our competitors include managed health care companies, insurance companies, HMOs, TPAs and business services outsourcing companies, health care professionals that have formed networks to directly contract with employers or with CMS, specialty benefit providers, government entities, disease management companies, and various health information and consulting companies. For our Health Benefits businesses, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises that serve more limited geographic areas. For our Prescription Solutions businesses, competitors include Medco Health Solutions, Inc., CVS Caremark Corporation and Express Scripts, Inc. Our OptumHealth and Ingenix reporting segments also compete with a broad and diverse set of other businesses. New entrants into the markets in which we compete, as well as consolidation within these markets, also contribute to a competitive environment. We believe the principal competitive factors that can impact our businesses relate to the sales, marketing and pricing of our products and services; product innovation; consumer satisfaction; the level and quality of products and services; care delivery; network capabilities; market share; product distribution systems; efficiency of administration operations; financial strength and marketplace reputation. If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations could be materially adversely affected. See Item 1A, "Risk Factors," for additional discussion of our risks related to competition.

EMPLOYEES

As of December 31, 2010, we employed approximately 87,000 individuals. We believe our employee relations are generally positive.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information regarding our executive officers as of February 10, 2011, including the business experience of each executive officer during the past five years:

Name	Age	Position
Stephen J. Hemsley	58	President and Chief Executive Officer
David S. Wichmann	48	Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations
Gail K. Boudreaux	50	Executive Vice President of UnitedHealth Group and Chief Executive Officer of UnitedHealthcare
George L. Mikan III	39	Executive Vice President of UnitedHealth Group and Chief Executive Officer of Health Services
William A. Munsell	58	Executive Vice President of UnitedHealth Group
Eric S. Rangen	54	Senior Vice President and Chief Accounting Officer
Larry C. Renfro	57	Executive Vice President
Lori K. Sweere	52	Executive Vice President of Human Capital
Reed V. Tuckson, M.D.	59	Executive Vice President and Chief of Medical Affairs
Christopher J. Walsh	45	Executive Vice President, General Counsel and Assistant Secretary
Anthony Welters	55	Executive Vice President
Mitchell E. Zamoff	43	Executive Vice President, General Counsel and Assistant Secretary

Our Board of Directors elects executive officers annually. Our executive officers serve until their successors are duly elected and qualified.

Mr. Hemsley is President and Chief Executive Officer of UnitedHealth Group, has served in that capacity since November 2006, and has been a member of the Board of Directors since February 2000. Mr. Hemsley served as President and Chief Operating Officer from January 2006 to November 2006.

Mr. Wichmann is Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations and has served in that capacity since January 2011. Mr. Wichmann has served as Executive Vice President and President of UnitedHealth Group Operations since April 2008. From December 2006 to April 2008, Mr. Wichmann served as Executive Vice President of UnitedHealth Group and President of the Commercial Markets Group (now UnitedHealthcare Employer & Individual). From January 2006 to December 2006, Mr. Wichmann served as President and Chief Operating Officer of UnitedHealthcare.

Ms. Boudreaux is Executive Vice President of UnitedHealth Group and Chief Executive Officer of UnitedHealthcare and has served in that capacity since January 2011. Ms. Boudreaux has overall responsibility for all UnitedHealthcare health benefits businesses. Ms. Boudreaux served as Executive Vice President of UnitedHealth Group and President of UnitedHealthcare from May 2008 to January 2011. Prior to joining UnitedHealth Group, Ms. Boudreaux served as Executive Vice President of Health Care Services Corporation (HCSC) from January 2006 to May 2008.

Mr. Mikan is Executive Vice President of UnitedHealth Group and Chief Executive Officer of Health Services and has served in that capacity since January 2011. Mr. Mikan is responsible for oversight of UnitedHealth Group's health services platform. Mr. Mikan served as Executive Vice President and Chief Financial Officer from November 2006 to January 2011 and Senior Vice President of Finance of UnitedHealth Group from February 2006 to November 2006. From January 2006 to February 2006, Mr. Mikan served as Chief Financial Officer of UnitedHealthcare and as President of UnitedHealth Networks.

Mr. Munsell is Executive Vice President of UnitedHealth Group and has served in that capacity since January 2011. Mr. Munsell focuses on enterprise-wide initiatives, including emerging growth and expansion opportunities; public, regulatory and governmental affairs and representation; reputation and market image efforts, and external relationships and alliances for the enterprise. Mr. Munsell served as Executive Vice President of UnitedHealth Group and President of the Enterprise Services Group from September 2007 to January 2011. From December 2006 to August 2007, Mr. Munsell served as Executive Vice President of UnitedHealth Group. From January 2006 to December 2006, Mr. Munsell served as Chief Executive Officer of Specialized Care Services (now OptumHealth).

Mr. Rangen is Senior Vice President and Chief Accounting Officer of UnitedHealth Group and has served in that capacity since December 2006. From November 2006 to December 2006, Mr. Rangen was Senior Vice President of UnitedHealth Group. Mr. Rangen joined UnitedHealth Group in November 2006. Prior to joining UnitedHealth Group, Mr. Rangen served as Executive Vice President and Chief Financial Officer of Alliant Techsystems Inc. from January 2006 to March 2006.

Mr. Renfro is Executive Vice President of UnitedHealth Group and has served in that capacity since January 2011. Mr. Renfro focuses on enterprise-wide initiatives, including emerging growth and expansion opportunities; public, regulatory and governmental affairs and representation; reputation and market image efforts, and external relationships and alliances for the enterprise. Mr. Renfro served as Executive Vice President of UnitedHealth Group and Chief Executive Officer of the Public and Senior Markets Group from October 2009 to January 2011. From January 2009 to October 2009, Mr. Renfro served as Executive Vice President of UnitedHealth Group and Chief Executive Officer of Ovations. Prior to joining UnitedHealth Group, Mr. Renfro served as President of Fidelity Developing Businesses at Fidelity Investments and as a member of the Fidelity Executive Committee from June 2008 to January 2009. From January 2006 to May 2008, Mr. Renfro held several senior positions at AARP Services Inc., including President and Chief Executive Officer of AARP Services Inc., Chief Operating Officer of AARP Services Inc., President and Chief Executive Officer of AARP Financial and President of the AARP Funds.

Ms. Sweere is Executive Vice President of Human Capital of UnitedHealth Group and has served in that capacity since June 2007. Prior to joining UnitedHealth Group, Ms. Sweere served as Executive Vice President of Human Resources of CNA Financial Corporation from January 2006 to May 2007.

Dr. Tuckson is Executive Vice President and Chief of Medical Affairs of UnitedHealth Group and has served in that capacity since December 2006. Dr. Tuckson served as Senior Vice President, Consumer Health and Medical Care Advancement from January 2006 to December 2006.

Mr. Walsh is Executive Vice President, General Counsel and Assistant Secretary of UnitedHealth Group and has served in that capacity since October 2009. From August 2007 to October 2009, Mr. Walsh served as Senior Vice President and Deputy General Counsel of UnitedHealth Group, and from January 2009 to October 2009, Mr. Walsh served also as interim Co-Chief Legal Officer of UnitedHealth Group. Mr. Walsh joined UnitedHealth Group in August 2007. Prior to joining UnitedHealth Group, Mr. Walsh was a partner at Hogan and Hartson from January 2006 to August 2007.

Mr. Welters is Executive Vice President of UnitedHealth Group and has served in that capacity since January 2011. Mr. Welters focuses on enterprise-wide initiatives, including emerging growth and expansion opportunities; public, regulatory and governmental affairs and representation; reputation and market image efforts, and external relationships and alliances for the enterprise. Mr. Welters served as Executive Vice President of UnitedHealth Group and President of the Public and Senior Market Group from September 2007 to January 2011. Mr. Welters was named Executive Vice President of UnitedHealth Group in November 2006. From January 2006 to November 2006, Mr. Welters was President and Chief Executive Officer of AmeriChoice.

Mr. Zamoff is Executive Vice President, General Counsel and Assistant Secretary of UnitedHealth Group and has served in that capacity since October 2009. From March 2008 to October 2009, Mr. Zamoff served as General

Counsel of UnitedHealthcare, and from January 2009 to October 2009, Mr. Zamoff served also as interim Co-Chief Legal Officer of UnitedHealth Group. Mr. Zamoff joined UnitedHealth Group in March 2008. Prior to joining UnitedHealth Group, Mr. Zamoff was a partner at Hogan and Hartson from January 2006 to March 2008.

ITEM 1A. RISK FACTORS

CAUTIONARY STATEMENTS

The statements, estimates, projections, guidance or outlook contained in this Annual Report on Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this Annual Report on Form 10-K and in future filings by us with the SEC, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases "believe," "expect," "intend," "estimate," "anticipate," "plan," project," "should" or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the "safe harbor" provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. We do not undertake to address or update forward-looking statements in future filings or communications regarding our business or results of operations, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Form 10-K and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in this report or any of our prior communications.

If we fail to effectively estimate, price for and manage our medical costs, the profitability of our risk-based products could decline and could materially adversely affect our future financial results.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products comprise approximately 90% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to these customers. The profitability of our risk-based products depends in large part on our ability to predict, price for, and effectively manage medical costs. In this regard, the Health Reform Legislation requires HHS to maintain an annual review process of "unreasonable" increases in premiums for commercial health plans, and states have a variety of premium review and approval processes that are receiving increased scrutiny.

We manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue on commercial policies is typically at a fixed rate per individual served for a 12-month period and is generally priced one to four months before the contract commences. Our revenue on Medicare policies is based on bids submitted in June the year before the contract year. We base the premiums we charge and our Medicare bids on our estimates of future medical costs over the fixed contract period; however, medical cost inflation, regulation and other factors may cause actual costs to exceed what was estimated and reflected in premiums or bids. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical costs on our financial results, relatively small differences between predicted and actual medical costs or utilization rates as a percentage of revenues can result in significant changes in our financial results. For example, if medical costs increased by 1% without a proportional change in related revenues for commercial insured products, our annual net earnings for 2010 would have been reduced by approximately $190 million.

In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which claims are still outstanding. These estimates involve an extensive degree of judgment. If these estimates prove too low, they will have a negative impact on our future results.

Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially adversely affect our results of operations, financial position and cash flows.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. For example, in the first quarter of 2010, the Health Reform Legislation was signed into law, legislating broad-based changes to the U.S. health care system. See Item 1, "Business – Government Regulation" for a discussion of the Health Reform Legislation.

The broad latitude that is given to the agencies administering regulations governing our business, as well as future laws and rules, and interpretation of those laws and rules by governmental enforcement authorities, could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. For example, in October 2008 Congress enacted the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008 (MHPAEA), which requires insurers to provide mental health and substance use disorder benefits under terms that are no more restrictive than those applied to medical and surgical benefits. The MHPAEA specifically directed the Secretaries of Labor, Health and Human Services and the Treasury to issue regulations to implement the legislation. Although regulations regarding how the MHPAEA was to be implemented were issued on February 2, 2010 in the form of an interim final rule, final regulations have not yet been published and interpretative guidance from the regulators has been limited to date. Because of the broad range of treatment limitations to which parity is expected to apply under the regulations, the regulations will likely lead to an increase in the costs associated with both insured and self-insured plans for behavioral health benefits and services and impact our market for carve-out health benefit administration, which could have an adverse effect on our earnings from operations.

We must also obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to complete certain acquisitions and dispositions, including integration of certain acquisitions. Delays in obtaining approvals or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

Under state guaranty fund laws, certain insurance companies (and HMOs in some states), including those issuing health (which includes long-term care), life and accident insurance policies, doing business in those states can be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business. Changes in these laws or the interpretation thereof, or insolvency by another insurer, could have an adverse effect on our results of operations. See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of a matter involving Penn Treaty, which has been placed in rehabilitation.

Certain OptumHealth businesses are also subject to regulatory and other risks and uncertainties that may differ from the risks of our businesses of providing managed care and health insurance products. For example, the businesses are subject to federal and state anti-kickback and other laws and regulations, such as those that govern so-called corporate practice of medicine and fee-splitting, which govern their relationships with physicians, hospitals and customers.

Additionally, our financial services business may be impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act which became law on July 21, 2010. The act calls for extensive rulemaking, including debit card interchange fees restrictions, and network exclusivity and routing requirements, and depending on rulemaking and implementation activities, could subject us to additional regulation, increase operational costs and reduce revenue.

We are also involved in various governmental investigations, audits and reviews. These regulatory activities include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the IRS, the U.S. Department of Labor, the FDIC and other governmental authorities. For example, in 2007, the California Department of Insurance examined our PacifiCare health insurance plan in California. The examination findings related to the timeliness and accuracy of claims processing, interest payments, provider contract implementation, provider dispute resolution and other related matters. The matter is now the subject of an administrative proceeding before an administrative law judge. See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of this matter. See also the risk factor below relating to our activities as a payer in various government health care programs for a discussion of audits of data used in determining CMS payment rates.

Reviews and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs, and could have a material adverse effect on our business and results of operations.

In addition, the health care industry is regularly subject to negative publicity. Negative publicity, including negative publicity surrounding routine governmental investigations or the political environment, may adversely affect our stock price, damage our reputation in various markets and result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by adversely affecting our ability to market our products and services, requiring us to change our products and services, or increasing the regulatory burdens under which we operate.

For a discussion of various federal and state laws and regulations governing our businesses, see Item 1, "Business — Government Regulation."

The enactment or implementation of health care reforms could materially adversely affect the manner in which we conduct business and our revenues, financial position and results of operations.

In the first quarter of 2010, the Health Reform Legislation was signed into law. The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, as well as the Medicaid and Medicare programs and CHIP and other aspects of the health care system. Among other things, the Health Reform Legislation includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, establishes minimum medical loss ratios, creates a federal premium review process, imposes new requirements on the format and content of communications (such as explanations of benefits, or EOBs) between health insurers and their members, grants to members new and additional appeal rights, imposes new and significant taxes on health insurers and health care benefits, reduces the Medicare Part D coverage gap and reduces payments to private plans offering Medicare Advantage.

Certain provisions of the Health Reform Legislation have already taken effect, and other provisions become effective at various dates over the next several years. HHS, the DOL and the Treasury Department have issued regulations (or proposed regulations) on a number of aspects of Health Reform Legislation, but we await final rules and interim guidance on other key aspects of the legislation. Due to the complexity of the Health Reform Legislation, the impact of the Health Reform Legislation remains difficult to predict and is not yet fully known.

For example, the Health Reform Legislation established minimum medical loss ratios for all commercial health plans in the large employer group, small employer group and individual markets (85% for large employer groups, 80% for small employer groups and 80% for individuals, calculated under the definitions in the Health Reform Legislation and regulations). Companies with medical loss ratios below these targets will be required to rebate ratable portions of their premiums to their customers annually. Depending on the results of the calculation and the manner in which we adjust our business model in light of this requirement, there could be meaningful disruptions in local health care markets, and our market share, revenues and results of operations could be materially adversely affected. In addition, the Health Reform Legislation requires the establishment of state-based health insurance exchanges for individuals and small employers by 2014. The types of exchange participation requirements ultimately enacted by each state, the availability of federal premium subsidies within exchanges, the potential for differential imposition of state benefit mandates inside and outside the exchanges, and the possibility that certain states may restrict the ability of health plans to continue to offer coverage to individuals and small employers outside of the exchanges, could result in disruptions in local health care markets and our revenues, financial position and results of operations could be materially adversely affected.

Several of the provisions in the Health Reform Legislation will likely increase our medical cost trends. Examples of these provisions are the excise tax on medical devices, annual fees on prescription drug manufacturers, enhanced coverage requirements and the prohibition of pre-existing condition exclusions. The annual insurance industry assessment ($8 billion levied on the insurance industry in 2014 with increasing annual amounts thereafter), which is not deductible for income tax purposes, will increase our operating costs. Premium increases will be necessary to offset the impact these and other provisions will have on our medical and operating costs. These premium increases are oftentimes subject to state regulatory approval, and, as required under the Health Reform Legislation, HHS recently issued proposed rules that, if implemented, would establish a federal premium rate review process for annual premium rate increases, generally of 10% or more. If we are not able to secure approval for adequate premium increases to offset increases in our cost structure, our results of operations could be materially adversely affected. In addition, plans deemed to have a history of "unreasonable" rate increases may be prohibited from participating in the state-based exchanges that become active under the Health Reform Legislation in 2014.

The Congressional Budget Office has estimated that up to 32 million new individuals may eventually gain insurance coverage if the Health Reform Legislation is implemented broadly in its current form. In addition, we expect that implementation of the Health Reform Legislation will increase the demand for products and capabilities offered by our Health Services businesses. We have made and will continue to make strategic decisions and investments based, in part, on these assumptions, and our results of operations or financial position could be adversely affected if fewer individuals gain coverage under the Health Reform Legislation than estimated or we are unable to attract these new individuals to our Health Benefits offerings, or if the demand for our Health Services businesses does not increase.

Certain aspects of the Health Reform Legislation are also being challenged in federal court, with the proponents of such challenges seeking to limit the scope of or have all or portions of the Health Reform Legislation declared unconstitutional. For example, on January 31, 2011, in a case brought on behalf of 26 state attorneys general and/or governors and certain other parties, the United States District Court for the Northern District of Florida ruled that the provision in the Health Reform Legislation that requires individuals to purchase health insurance (or be subject to penalties), along with the entire legislation, is unconstitutional. The United States District Court for the Eastern District of Virginia has held that the individual mandate and certain related provisions are unconstitutional, but without declaring the entire legislation unconstitutional. Congress may also withhold the funding necessary to implement the Health Reform Legislation, or may attempt to replace the legislation with amended provisions or repeal it altogether. Any partial or complete repeal or amendment or implementation difficulties, or uncertainty regarding such events, could adversely impact our ability to capitalize on the opportunities presented by the Health Reform Legislation or may cause us to incur additional costs of compliance. For example, if the individual mandate is declared unconstitutional without corresponding changes to other provisions of the Health Reform Legislation to protect against the risk of adverse selection (such as revisions to the guaranteed issue and renewal requirements, prohibition on pre-existing condition exclusions, and rating restrictions), our financial position and results of operations may be materially adversely affected.

Congress is also considering additional health care reform measures, and a number of state legislatures have enacted or are contemplating significant reforms of their health insurance markets. The effects of the Health Reform Legislation and recently adopted state laws, and the regulations that have been and will be promulgated thereunder, are difficult to predict, and we cannot predict whether any other federal or state proposals will ultimately become law. Such laws and rules could force us to materially change how we do business, restrict revenue and enrollment growth in certain products and market segments, restrict premium growth rates for certain products and market segments, change the nature of our contracted network relationships, increase our medical and administrative costs and capital requirements, expose us to an increased risk of liability (including increasing our liability in federal and state courts for coverage determinations and contract interpretation) or put us at risk for loss of business. In addition, our results of operations, our market share, our financial position, including our ability to maintain the value of our goodwill, and our cash flows could be materially adversely affected by such changes.

For additional information regarding the Health Reform Legislation, see Item 1, "Business — Government Regulation" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview — Business Trends — Health Care Reforms."

As a payer in various government health care programs, we are exposed to additional risks associated with program funding, enrollments, payment adjustments and audits that could adversely affect our revenues, cash flows and results of operations.

We participate in various federal, state and local government health care coverage programs, including as a payer in Medicare Advantage, Medicare Part D, various Medicaid programs and CHIP, and receive revenues from these programs. These programs generally are subject to frequent changes, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or medical costs under such programs. For example, in 2009, CMS implemented a reduction in Medicare Advantage reimbursements of approximately 5% for 2010, and as part of the Health Reform Legislation, Medicare Advantage payment rates for 2011 were frozen at 2010 levels. Separately, CMS implemented a reduction in Medicare Advantage reimbursements of 1.6% for 2011. Beginning in 2012, additional cuts to Medicare Advantage plans will take effect, with changes being phased-in over two to six years, depending on the level of payment reduction in a county.

Although we have adjusted members' benefits and premiums on a selective basis, terminated benefit plans in certain counties, and intensified both our medical and operating cost management in response to these rate reductions, there can be no assurance that we will be able to execute successfully on these or other strategies to address changes in the Medicare Advantage program. As part of the Health Reform Legislation, CMS has developed a system whereby plans that meet certain quality ratings will be entitled to various quality bonus payments, and there can be no assurance that our plans will meet these quality ratings. Our results of operations, financial position and cash flows could be materially adversely affected by funding reductions, or if our plans do not meet the requirements to receive quality bonus payments.

Our participation in the Medicare Advantage, Medicare Part D, and various Medicaid and CHIP programs occurs through bids that are submitted periodically. Revenues for these programs are dependent upon periodic funding from the federal government or applicable state governments and allocation of the funding through various payment mechanisms. Funding for these government programs is dependent upon many factors outside of our control, including general economic conditions and budgetary constraints at the federal or applicable state level, and general political issues and priorities. A reduction or less than expected increase in government funding for these programs or change in allocation methodologies may adversely affect our revenues and results of operations.

CMS uses various payment mechanisms to allocate funding for Medicare programs, including adjusting monthly capitation payments to Medicare Advantage and Medicare Part D plans according to the predicted health status of each beneficiary as supported by data from health care providers. In 2008, CMS announced that it will perform risk adjustment data validation (RADV) audits of selected Medicare health plans each year to validate the coding practices of and supporting documentation maintained by health care providers, and certain of our local plans have been selected for audit. These audits may result in retrospective adjustments to payments made to health plans. In December 2010, CMS published for public comment a new proposed RADV audit and payment adjustment methodology. The proposed methodology contains provisions allowing retroactive contract level payment adjustments for the year audited using an extrapolation of the "error rate" identified in audit samples. Depending on the methodology utilized, potential payment adjustments could have a material adverse effect on our results of operations, financial position and cash flows.

In addition, we are in discussions with the Office of Inspector General for HHS regarding audits of our risk adjustment data for two local plans. We are unable to predict the outcome of these audits and discussions. However, any payment adjustments could have a material adverse effect on our results of operations, financial position and cash flows. See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K for additional information regarding these audits.

In 2009, as part of ARRA and in an effort to relieve pressure resulting from state fiscal problems and rising Medicaid enrollments, Congress increased the Federal Medical Assistance Percentage (FMAP), temporarily increasing federal funding for state Medicaid programs. The enhanced FMAP was set to expire at the end of 2010. Federal legislation was passed in August 2010 that extended additional enhanced FMAP funding through June 2011. The ability of states to sustain their Medicaid programs may be adversely affected if Congress does not continue the enhanced FMAP beyond June 2011, which could result in a reduction of the scope of the programs, member disenrollment, rate reductions or other adverse actions.

Under the Medicaid Managed Care program, state Medicaid agencies are periodically required by federal law to seek bids from eligible health plans to continue their participation in the acute care Medicaid health programs. If we are not successful in obtaining renewals of state Medicaid Managed Care contracts, we risk losing the members that were enrolled in those Medicaid plans. Under the Medicare Part D program, to qualify for automatic enrollment of low income members, our bids must result in an enrollee premium below a threshold, which is calculated by the government after our bids are submitted. If the enrollee premium is not below the government threshold, we risk losing the members who were auto-assigned to us and we will not have additional members auto-assigned to us. For example, we lost approximately 650,000 of our auto-enrolled low-income subsidy members in 2008 because certain of our bids exceeded thresholds set by the government. In general, our bids are based upon certain assumptions regarding enrollment, utilization, medical costs, and other factors. In the event any of these assumptions are materially incorrect, either as a result of unforeseen changes to the Medicare program or other programs on which we bid, or our competitors submit bids that are more favorable than our bids, our results of operations could be materially affected.

If we fail to comply with requirements of privacy and security regulations, including taking steps to ensure that our third-party service providers who obtain access to sensitive personal information maintain its confidentiality and security, our reputation and business operations could be materially adversely affected.

The collection, maintenance, protection, use, transmission, disclosure and disposal of sensitive personal information by our businesses are regulated at the international, federal and state levels. These laws and rules are subject to change by legislation or administrative or judicial interpretation. Various state laws address the use and disclosure of sensitive personal information to the extent they are more restrictive than those contained in the privacy and security provisions in the federal GLBA and in HIPAA. HIPAA now requires business associates as well as covered entities to comply with certain privacy and security requirements. See Item 1, "Business — Government Regulation" for a discussion of various federal and state privacy laws and regulations governing our businesses.

Even though we provide for appropriate protections through our contracts with our third-party service providers and in certain cases assess their security controls, we still have limited control over their actions and practices. Privacy and security requirements regarding sensitive personal information are also imposed on us through controls with our customers. In addition, despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Compliance with new privacy and security laws, requirements, and new regulations, such as ARRA, will result in cost increases due to necessary systems changes (including further implementation of encryption and other data protection standards), new limitations or constraints on our business models, the development of new administrative processes, the effects of potential noncompliance by our third-party service providers, and increased enforcement actions and fines and penalties. They also may impose further restrictions on our collection, disclosure and use of sensitive personal information that is housed in one or more of our administrative databases. We are awaiting final HHS regulations for many key aspects of the ARRA amendments to HIPAA.

Noncompliance with any privacy or security laws and regulations or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive personal information, whether by us or by one of our third-party service providers, could have a material adverse effect on our business, reputation and results of operations, including mandatory disclosure to the media, significant increase in the number and cost of managing and remediating data security incidents, increased enforcement actions, material fines and penalties, compensatory, special, punitive, and statutory damages, litigation, consent orders regarding our privacy and security practices, adverse actions against our licenses to do business, and injunctive relief.

Our businesses providing PBM services face regulatory and other risks and uncertainties associated with the PBM industry that may differ from the risks of our business of providing managed care and health insurance products.

We provide PBM services through our Prescription Solutions and UnitedHealthcare businesses. Each business is subject to federal and state anti-kickback and other laws that govern their relationships with pharmaceutical manufacturers, customers and consumers. In addition, federal and state legislatures regularly consider new regulations for the industry that could adversely affect current industry practices, including the receipt or required disclosure of rebates from pharmaceutical companies, the development and use of formularies, and the use of average wholesale prices. See Item 1, "Business — Government Regulation" for a discussion of various federal and state laws and regulations governing our PBM businesses.

Our PBM businesses provide services to sponsors of health benefit plans that are subject to ERISA. The DOL, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by our PBM businesses even where our PBM businesses are not contractually obligated to assume fiduciary obligations. In the event a court were to determine that fiduciary obligations apply to our PBM businesses in connection with services for which our PBM businesses are not contractually obligated to assume fiduciary obligations, we could be subject to claims for breaches of fiduciary obligations or entering into certain prohibited transactions.

Prescription Solutions also conducts business as a mail order pharmacy and specialty pharmacy, which subjects it to extensive federal, state and local laws and regulations. The failure to adhere to these laws and regulations could expose Prescription Solutions to civil and criminal penalties. Further, Prescription Solutions is subject to the Payment Card Industry Data Security Standards, which is a multifaceted security standard that includes requirements for security management, policies, procedures, network architecture, software design and other critical protective measures to protect customer account data as mandated by the credit card brands. The failure to adhere to such standards could expose Prescription Solutions to liability or impact their ability to process credit card transactions.

In addition, our PBM businesses would be adversely affected by an inability to contract on favorable terms with pharmaceutical manufacturers, and could face potential claims in connection with purported errors by our mail order or specialty pharmacies, including in connection with the risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Disruptions at any of our mail order or specialty pharmacies due to failure of technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could reduce our ability to process and dispense prescriptions and provide products and services to customers.

If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations could be materially adversely affected.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which we operate. We compete with other companies on the basis of many factors, including price of benefits offered and cost and risk of alternatives, location and choice of health care providers, quality of customer service, comprehensiveness of coverage offered, reputation for quality care, financial stability and diversity of product offerings. For our Health Benefits reporting segment, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises that serve more limited geographic areas or market segments such as Medicare specialty services. For our Prescription Solutions business, competitors include Medco Health Solutions, Inc., CVS/Caremark Corporation and Express Scripts, Inc. Our OptumHealth and Ingenix reporting segments also compete with a broad and diverse set of other businesses.

In particular markets, competitors may have greater capabilities, resources or market share; a more established reputation; superior supplier or health care professional arrangements; existing business relationships; or other factors that give such competitors a competitive advantage. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers (including hospitals, physician groups and other care professionals) in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability. If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets, if we do not design and price our products properly and competitively, if we are unable to innovate and deliver products and services that demonstrate value to our customers, if we do not provide a satisfactory level of services, if membership or demand for other services does not increase as we expect, if membership or demand for other services declines, or if we lose accounts with more profitable products while retaining or increasing membership in accounts with less profitable products, our business and results of operations could be materially adversely affected.

Adverse economic conditions could adversely affect our revenues and our results of operations.

Adverse economic conditions may continue to impact demand for certain of our products and services. For example, decreases in employment have caused and could continue to cause lower enrollment in our employer group plans, lower enrollment in our non-employer individual plans and a higher number of employees opting out of our employer group plans. Adverse economic conditions have caused and could continue to cause employers to stop offering certain health care coverage as an employee benefit or elect to offer this coverage on a voluntary, employee-funded basis as a means to reduce their operating costs. In addition, adverse economic conditions could continue to negatively impact our employer group renewal prospects and our ability to increase premiums and could result in cancellation of products and services by our customers. All of these could lead to a decrease in our membership levels and premium and fee revenues and could adversely affect our results of operations. In addition, a prolonged adverse economic environment could negatively impact the financial position of hospitals and other care providers, which could adversely affect our contracted rates with these parties and increase our medical costs or adversely affect their ability to purchase our service offerings.

During a prolonged adverse economic environment, state and federal budgets could be adversely affected, resulting in reduced reimbursements or payments in our federal and state government health care coverage programs, including Medicare, Medicaid and CHIP. A reduction in state Medicaid reimbursement rates could be implemented retrospectively to payments already negotiated and/or received from the government and could adversely affect our revenues and results of operations. In addition, the state and federal budgetary pressures could cause the government to impose new or a higher level of taxes or assessments for our commercial programs, such as premium taxes on insurance companies and health maintenance organizations and surcharges on select fee-for-service and capitated medical claims, and could adversely affect our results of operations.

If we fail to develop and maintain satisfactory relationships with physicians, hospitals, and other health care providers, our business could be adversely affected.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices and services. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices and services. Failure to develop and maintain satisfactory relationships with health care providers, whether in-network or out-of-network, could adversely affect our business and results of operations.

In any particular market, physicians and health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher medical costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may compete directly with us. If these providers refuse to contract with us, use their market position to negotiate favorable contracts or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be adversely affected.

In addition, we have capitation arrangements with some physicians, hospitals and other health care providers. Under the typical arrangement, the health care provider receives a fixed percentage of premium to cover all or a defined portion of the medical costs provided to the capitated member. Under some capitated arrangements, the provider may also receive additional compensation from risk sharing and other incentive arrangements. Capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk related to the adequacy of the financial and medical care resources of the professional. To the extent that a capitated health care provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangement, we may be held responsible for unpaid health care claims that should have been the responsibility of the capitated health care provider and for which we have already paid the provider under the capitation arrangement. Further, payment or other disputes between a primary care provider and specialists with whom the primary care provider contracts can result in a disruption in the provision of services to our members or a reduction in the services available to our members. There can be no assurance that health care providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with other providers. Any of these events could have an adverse effect on the provision of services to our members and our operations.

Some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding about the amount of compensation that is due to the provider for services rendered to our members. In some states, the amount of compensation due to these out-of-network providers is defined by law or regulation, but in most instances, it is either not defined or it is established by a standard that does not clearly specify dollar terms. In some instances, providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, we are involved in litigation with out-of-network providers that is described in more detail in "Litigation Matters" in Note 13 of Notes to the Consolidated Financial Statements.

The success of certain OptumHealth businesses depends on maintaining physician relationships. The primary care physicians that practice medicine or contract with our affiliated physician organizations could terminate their provider contracts or otherwise become unable or unwilling to continue practicing medicine or contracting with us. If we are unable to maintain satisfactory relationships with primary care physicians, or to retain enrollees following the departure of a physician, our revenues and results of operations could be adversely affected.

In addition, physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and certain health care providers are customers of our Health Services businesses. Given the importance of health care providers and other constituents to our businesses, failure to maintain satisfactory relationships with them could adversely affect our business and results of operations.

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of independent third-party brokers, consultants and agents.

Our products are sold in part through independent brokers, consultants and agents who assist in the production and servicing of business. We typically do not have long-term contracts with our independent brokers, consultants and agents, who generally are not exclusive to us and who typically also recommend and/or market health care products and services of our competitors. As a result, we must compete intensely for their services and allegiance. Our sales would be adversely affected if we are unable to attract or retain independent brokers, consultants and agents or if we do not adequately provide support, training and education to them regarding our product portfolio, or if our sales strategy is not appropriately aligned across distribution channels.

Because broker and agent commissions are included as health insurer administrative expenses under the medical loss ratio requirements of the Health Reform Legislation, these expenses will be under the same cost reduction pressures as other health insurer administrative costs. Our relationships with brokers and agents could be adversely impacted by changes in our businesses practices to address these pressures, including potential reductions in commissions and changes in the treatment of consulting fees.

In addition, there have been a number of investigations regarding the marketing practices of brokers and agents selling health care products and the payments they receive. These have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling these companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practice, which could adversely impact our ability to market our products.

Our relationship with AARP is important and the loss of such relationship could have an adverse effect on our business and results of operations.

Under our agreements with AARP, we provide AARP-branded Medicare Supplement insurance, hospital indemnity insurance and other products to AARP members and Medicare Part D prescription drug plans to AARP members and non-members. One of our agreements with AARP expands the relationship to include AARP-branded Medicare Advantage plans for AARP members and non-members. Our agreements with AARP contain commitments regarding corporate governance, corporate social responsibility, diversity and measures intended to improve and simplify the health care experience for consumers. The AARP agreements may be terminated early under certain circumstances, including, depending on the agreement, a material breach by either party, insolvency of either party, a material adverse change in our financial condition, material changes in the Medicare programs, material harm to AARP caused by us, and by mutual agreement. The success of our AARP arrangements depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, meet our corporate governance, corporate social responsibility, and diversity commitments, and respond effectively to federal and state regulatory changes. The loss of our AARP relationship could have an adverse effect on our business and results of operations.

Because of the nature of our business, we are routinely subject to various litigation actions, which, if resolved unfavorably, could result in substantial penalties and/or monetary damages and adversely affect our financial position, results of operations and cash flows.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, medical malpractice, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design and management of our service offerings. These matters include, among others, claims related to health care benefits coverage and payment (including disputes with enrollees, customers, and contracted and non-contracted physicians, hospitals and other health care professionals), tort, contract disputes and claims related to disclosure of certain business practices. We are also party to certain class action lawsuits brought by health care professional groups.

We are largely self-insured with regard to litigation risks. Although we maintain excess liability insurance with outside insurance carriers for claims in excess of our self-insurance, certain types of damages, such as punitive damages in some circumstances, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters; however, it is possible that the level of actual losses will exceed the liabilities recorded.

A description of significant legal actions in which we are currently involved is included in Note 13 of Notes to the Consolidated Financial Statements. We cannot predict the outcome of these actions with certainty, and we are incurring expenses in resolving these matters. Therefore, these legal actions could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

Our investment portfolio may suffer losses, which could materially adversely affect our results of operations.

Market fluctuations could impair our profitability and capital position. Volatility in interest rates affects our interest income and the market value of our investments in debt securities of varying maturities, which comprise the vast majority of the fair value of our investments as of December 31, 2010. Relatively low interest rates on investments, such as those experienced during recent years, have negatively impacted our investment income, and a prolonged low interest rate environment could further adversely affect our investment income. In addition, defaults by issuers, primarily from investments in liquid corporate and municipal bonds, who fail to pay or perform on their obligations, could reduce our net investment income as we may be required to write down the value of our investments, which would adversely affect our profitability and shareholders' equity.

We also allocate a small proportion of our portfolio to equity investments, which are subject to greater volatility than fixed income investments. General economic conditions, stock market conditions, and many other factors beyond our control can adversely affect the value of our equity investments and may result in investment losses.

There can be no assurance that our investments will produce total positive returns or that we will not sell investments at prices that are less than their carrying values. Changes in the value of our investment assets, as a result of interest rate fluctuations, illiquidity or otherwise, could have a negative effect on our shareholders' equity. In addition, if it became necessary for us to liquidate our investment portfolio on an accelerated basis, it could have an adverse effect on our results of operations and the capital position of regulated subsidiaries.

If the value of our intangible assets is materially impaired, our results of operations, shareholders' equity and debt ratings could be materially adversely affected.

Goodwill and other intangible assets were $25.7 billion as of December 31, 2010, representing 41% of our total assets. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may be impaired, in which case a charge to earnings may be necessary. For example, the manner in or the extent to which the Health Reform Legislation is implemented may impact our ability to maintain the value of our goodwill and other intangible assets in our business. In addition, from time to time we divest businesses as part of our business strategy, and any such divestiture could result in significant asset impairment and disposition charges, including those related to goodwill and other intangible assets. Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

Large-scale medical emergencies may result in significant medical costs and may have a material adverse effect on our business, financial condition and results of operations.

Large-scale medical emergencies can take many forms and can cause widespread illness and death. Such emergencies could materially and adversely affect the U.S. economy in general and the health care industry specifically. For example, in the event of a natural disaster, bioterrorism attack, pandemic or other extreme events, we could face, among other things, significant medical costs and increased use of health care services. Any such disaster or similar event could have a material adverse effect on our business, financial condition and results of operations.

If we fail to properly maintain the integrity or availability of our data or to strategically implement new or upgrade or consolidate existing information systems, or if our technology products do not operate as intended, our business could be materially adversely affected.

Our ability to adequately price our products and services, to provide effective service to our customers in an efficient and uninterrupted fashion, and to accurately report our results of operations depends on the integrity of the data in our information systems. As a result of technology initiatives and recently enacted regulations, changes in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, and changing customer patterns. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have difficulty preventing, detecting and controlling fraud, have disputes with customers, physicians and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Failure to consolidate and integrate our systems successfully could result in higher than expected costs and diversion of management's time and energy, which could materially impact our business, financial condition and results of operations.

In addition, certain of our businesses sell and install hardware and software products, and these products may contain unexpected design defects or may encounter unexpected complications during installation or when used with other technologies utilized by the customer. Connectivity among competing technologies is becoming increasingly important in the health care industry. A failure of our technology products to operate as intended and in a seamless fashion with other products could adversely affect our revenues and our results of operations.

If we are not able to protect our proprietary rights to our databases and related products, our ability to market our knowledge and information-related businesses could be hindered and our business could be adversely affected.

We rely on our agreements with customers, confidentiality agreements with employees, and our trademarks, trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services and our revenues and results of operations could be adversely affected.

Our ability to obtain funds from some of our subsidiaries is restricted and if we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our operations or financial position may be adversely affected.

Because we operate as a holding company, we are dependent upon dividends and administrative expense reimbursements from some of our subsidiaries to fund our obligations. Many of these subsidiaries are regulated by states' departments of insurance. We are also required by law or regulation to maintain specific prescribed minimum amounts of capital in these subsidiaries. The levels of capitalization required depend primarily upon the volume of premium revenues generated. A significant increase in premium volume will require additional capitalization from us. In most states, we are required to seek prior approval by these state regulatory authorities before we transfer money or pay dividends from these subsidiaries that exceed specified amounts. In addition, we normally notify the state departments of insurance prior to making payments that do not require approval. An inability of our regulated subsidiaries to pay dividends to their parent companies could impact the scale to which we could reinvest in our business through capital expenditures or business acquisitions, and could adversely affect our ability to maintain our corporate quarterly dividend payment cycle, repurchase of shares of our common stock and repay our debt. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our operations or financial position may be adversely affected.

Any failure by us to manage and complete acquisitions and other significant transactions successfully could harm our results of operations, business and prospects.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, divestitures, strategic alliances, joint ventures, and outsourcing transactions and often enter into agreements relating to such transactions. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our results of operations, financial position or cash flows. For acquisitions, success is also dependent upon efficiently integrating the acquired business into our existing operations. If we are unable to successfully integrate and grow these acquisitions and to realize contemplated revenue synergies and cost savings, our results of operations could be adversely affected.

Downgrades in our credit ratings, should they occur, may adversely affect our business, financial condition and results of operations.

Claims paying ability, financial strength, and credit ratings by nationally recognized statistical rating organizations are important factors in establishing the competitive position of insurance companies. Ratings information is broadly disseminated and generally used throughout the industry. We believe our claims paying ability and financial strength ratings are important factors in marketing our products to certain of our customers. Our credit ratings impact both the cost and availability of future borrowings. Each of the credit rating agencies reviews its ratings periodically and there can be no assurance that current credit ratings will be maintained in the future. Our ratings reflect each credit rating agency's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders. Downgrades in our credit ratings, should they occur, may adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2010, we owned and/or leased real properties totaling approximately 15.7 million square feet to support our business operations in the United States and other countries. Our facilities are primarily located in the United States. Of this total, we owned approximately 1 million aggregate square feet of space and leased the remainder. Our leases expire at various dates through September 30, 2028. Our various reporting segments use these facilities for their respective business purposes, and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K, which is incorporated by reference in this report.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET PRICES

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol UNH. On February 4, 2011, there were 17,563 registered holders of record of our common stock. The per share high and low common stock sales prices reported by the NYSE were as follows:

	High	Low	Cash Dividends Declared
2011			
First quarter (through February 9, 2011)	$44.09	$36.37	$0.125
2010			
First quarter	$36.07	$30.97	$0.030
Second quarter	$34.00	$27.97	$0.125
Third quarter	$35.94	$27.13	$0.125
Fourth quarter	$38.06	$33.94	$0.125
2009			
First quarter	$30.25	$16.18	$0.030
Second quarter	$29.69	$19.85	$0.000
Third quarter	$30.00	$23.69	$0.000
Fourth quarter	$33.25	$23.50	$0.000

DIVIDEND POLICY

In May 2010, our Board of Directors increased our cash dividend to shareholders and moved us to a quarterly dividend payment cycle of $0.125 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. Prior to May 2010, our policy had been to pay an annual dividend of $0.030 per share.

ISSUER PURCHASES OF EQUITY SECURITIES

Issuer Purchases of Equity Securities (a)
Fourth Quarter 2010

For the Month Ended	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under The Plans or Programs
October 31, 2010	9,228,998(b)	$35.57	9,226,858	56,164,494
November 30, 2010	4,160,667	$36.05	4,160,667	52,003,827
December 31, 2010	4,049,602	$36.25	4,049,602	47,954,225
Total	17,439,267	$35.84	17,437,127	

(a) In November 1997, our Board of Directors adopted a share repurchase program, which the Board evaluates periodically. In February 2010, the Board renewed and increased our share repurchase program and authorized us to repurchase up to 120 million shares of our common stock at prevailing market prices. There is no established expiration date for the program.

(b) Represents 9,226,858 shares of our common stock repurchased during the period and 2,140 shares of our common stock withheld by us, as permitted by the applicable equity award certificates, to satisfy tax withholding obligations upon vesting of shares of restricted stock.

PERFORMANCE GRAPHS

The following two performance graphs compare our total return to shareholders with indexes of other specified companies and the S&P 500 Index. The first graph compares the cumulative five-year total return to shareholders on our common stock relative to the cumulative total returns of the S&P 500 index and a customized peer group of certain *Fortune 50* companies (the "*Fortune 50* Group"), for the five-year period ended December 31, 2010. The second graph compares our cumulative total return to shareholders with the S&P 500 Index and an index of a group of peer companies selected by us for the five-year period ended December 31, 2010. We are not included in either the *Fortune 50* Group index in the first graph or the peer group index in the second graph. In calculating the cumulative total shareholder return of the indexes, the shareholder returns of the *Fortune 50* Group companies in the first graph and the peer group companies in the second graph are weighted according to the stock market capitalizations of the companies at January 1 of each year. The comparisons assume the investment of $100 on December 31, 2005 in our common stock and in each index, and that dividends were reinvested when paid.

Fortune 50 Group

The *Fortune 50* Group consists of the following companies: American International Group, Inc., Berkshire Hathaway Inc., Cardinal Health, Inc., Citigroup Inc., General Electric Company, International Business Machines Corporation and Johnson & Johnson. Although there are differences in terms of size and industry, like UnitedHealth Group, all of these companies are large multi-segment companies using a well-defined operating model in one or more broad sectors of the economy.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among UnitedHealth Group, the S&P 500 Index
and Fortune 50
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
UnitedHealth Group
S&P 500
Fortune 50

	12/05	12/06	12/07	12/08	12/09	12/10
UnitedHealth Group	**$100.00**	**$ 86.51**	**$ 93.76**	**$42.89**	**$49.22**	**$ 58.95**
S&P 500	**100.00**	**115.80**	**122.16**	**76.96**	**97.33**	**111.99**
Fortune 50 Group	**100.00**	**113.40**	**106.04**	**55.84**	**62.44**	**73.77**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Peer Group

The companies included in our peer group are Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc. and WellPoint, Inc. We believe that this peer group reflects publicly traded peers to our Health Benefits businesses.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among UnitedHealth Group, the S&P 500 Index
and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
UnitedHealth Group
S&P 500
Peer Group

	12/05	12/06	12/07	12/08	12/09	12/10
UnitedHealth Group	**$100.00**	**$ 86.51**	**$ 93.76**	**$42.89**	**$49.22**	**$ 58.95**
S&P 500	**100.00**	**115.80**	**122.16**	**76.96**	**97.33**	**111.99**
Peer Group	**100.00**	**98.73**	**119.11**	**53.10**	**72.33**	**73.98**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

(in millions, except percentages and per share data)	For the Year Ended December 31, 2010	2009	2008	2007	2006
Consolidated operating results					
Revenues	$94,155	$87,138	$81,186	$75,431	$71,542
Earnings from operations	7,864	6,359	5,263	7,849	6,984
Net earnings	4,634	3,822	2,977	4,654	4,159
Return on shareholders' equity (a)	18.7%	17.3%	14.9%	22.4%	22.2%
Basic net earnings per common share	$ 4.14	$ 3.27	$ 2.45	$ 3.55	$ 3.09
Diluted net earnings per common share	4.10	3.24	2.40	3.42	2.97
Common stock dividends per share	0.405	0.030	0.030	0.030	0.030
Consolidated cash flows from (used for)					
Operating activities	$ 6,273	$ 5,625	$ 4,238	$ 5,877	$ 6,526
Investing activities	(5,339)	(976)	(5,072)	(4,147)	(2,101)
Financing activities	(1,611)	(2,275)	(605)	(3,185)	474
Consolidated financial condition					
(As of December 31)					
Cash and investments	$25,902	$24,350	$21,575	$22,286	$20,582
Total assets	63,063	59,045	55,815	50,899	48,320
Total commercial paper and long-term debt	11,142	11,173	12,794	11,009	7,456
Shareholders' equity	25,825	23,606	20,780	20,063	20,810
Debt-to-total-capital ratio	30.1%	32.1%	38.1%	35.4%	26.4%

(a) Return on equity is calculated as net earnings divided by average equity. Average equity is calculated using the equity balance at the end of the preceding year and the equity balances at the end of the four quarters of the year presented.

Financial Highlights should be read with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the accompanying Consolidated Financial Statements and Notes to the Consolidated Financial Statements thereto. Readers are cautioned that the statements, estimates, projections or outlook contained in this report, including discussions regarding financial prospects, economic conditions, trends and uncertainties contained in this Item 7, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. A description of some of the risks and uncertainties can be found in Item 1A, "Risk Factors."

EXECUTIVE OVERVIEW

General

UnitedHealth Group is a diversified health and well-being company, whose focus is on improving the overall health and well-being of the people we serve and their communities and enhancing the performance of the health system. We work with health care professionals and other key partners to expand access to high quality health care. We help people get the care they need at an affordable cost; support the physician/patient relationship; and empower people with the information, guidance and tools they need to make personal health choices and decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to help make health care work better. These core competencies are focused in two market areas, health benefits and health services. Health benefits are offered in the individual and employer markets and the public and senior markets through our UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement, and UnitedHealthcare Community & State businesses. Health services are provided to the participants in the health system itself, ranging from employers and health plans to physicians and life sciences companies through our OptumHealth, Ingenix and Prescription Solutions businesses. In aggregate, these businesses have more than two dozen distinct business units that address specific end markets. Each of these business units focuses on the key goals in health and well-being: access, affordability, quality and simplicity as they apply to their specific market.

Revenues

Our revenues are primarily comprised of premiums derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and we assume the economic risk of funding our customers' health care benefits and related administrative costs. We also generate revenues from fee-based services performed for customers that self-insure the health care costs of their employees and employees' dependants. For both risk-based and fee-based health care benefit arrangements, we provide coordination and facilitation of medical services; transaction processing; health care professional services; and access to contracted networks of physicians, hospitals and other health care professionals. We also generate service revenues from Ingenix health intelligence and consulting businesses. Product revenues are mainly comprised of products sold by our Prescription Solutions pharmacy benefit management business and sales of Ingenix publishing and software products. We derive investment income primarily from interest earned on our investments in debt securities. Our investment income also includes gains or losses when the securities are sold, or other-than-temporarily impaired.

Operating Costs

Medical Costs. Our operating results depend in large part on our ability to effectively estimate, price for and manage our medical costs through underwriting criteria, product design, negotiation of favorable care provider contracts and care coordination programs. Controlling medical costs requires a comprehensive and integrated approach to organize and advance the full range of interrelationships among patients/consumers, health professionals, hospitals, pharmaceutical/technology manufacturers and other key stakeholders.

Medical costs include estimates of our obligations for medical care services rendered on behalf of insured consumers for which we neither have received nor processed claims, and our estimates for physician, hospital and other medical cost disputes. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Our medical care ratio, calculated as medical costs as a percentage of premium revenues, reflects the combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts. We seek to sustain a stable medical care ratio for an equivalent mix of business. However, changes in business mix, such as expanding participation in comparatively higher medical care ratio government-sponsored public sector programs and recently enacted Health Reform Legislation may impact our premiums, medical costs and medical care ratio.

In 2011, we expect consumer usage of the health system to increase, resuming its upward growth pattern from the recent moderation in utilization growth. We will work to manage medical cost trends through affordable network relationships, pay-for-performance reimbursement programs for care providers, and targeted clinical initiatives around improving quality and affordability. However, an increase in utilization will likely result in increased medical costs and an increase in our medical care ratio.

Operating Costs. Operating costs are primarily comprised of costs related to employee compensation and benefits, agent and broker commissions, premium taxes and assessments, professional fees, advertising and occupancy costs. We seek to improve our operating cost ratio, calculated as operating costs as a percentage of total revenues, for an equivalent mix of business. However, changes in business mix, such as increases in the size of our health services businesses may impact our operating costs and operating cost ratio.

Cash Flows

We generate cash primarily from premiums, service and product revenues and investment income, as well as proceeds from the sale or maturity of our investments. Our primary uses of cash are for payments of medical claims and operating costs, payments on debt, purchases of investments, acquisitions, dividends to shareholders and common stock repurchases. For more information on our cash flows, see "Liquidity" below.

2011 Business Realignment

On January 1, 2011, we realigned certain of our businesses to respond to changes in the markets we serve and the opportunities that are emerging as the health system evolves. For example, in 2011 OptumHealth's results of operations will include our clinical services assets, including Southwest Medical multi-specialty clinics in Nevada and our Evercare nurse practitioners serving the frail and elderly, which had historically been reported in UnitedHealthcare Employer & Individual and UnitedHealthcare Medicare & Retirement, respectively. UnitedHealthcare Employer & Individual's results of operations will include OptumHealth Specialty Benefits, including dental, vision, life and disability. There were no changes to our reportable segments as a result of these changes. Our periodic filings beginning with our first quarter 2011 Form 10-Q will include historical segment results restated to reflect the effect of this realignment.

Business Trends

Our businesses participate in the U.S. health economy, which comprises approximately 18% of U.S. gross domestic product and which has grown consistently for many years. We expect overall spending on health care in the U.S. to continue to rise in the future, due to inflation, medical technology and pharmaceutical advancement, regulatory requirements, demographic trends in the U.S. population and national interest in health and well-being. The rate of market growth may be affected by a variety of factors, including macro-economic conditions and enacted health care reforms, which could also impact our results of operations.

Health Care Reforms. In the first quarter of 2010, the Health Reform Legislation was signed into law. The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, the Medicaid and Medicare programs, CHIP and other aspects of the health care system. HHS, the DOL and the Treasury Department have issued regulations (or proposed regulations) on a number of aspects of Health Reform Legislation, but we await final rules and interim guidance on other key aspects of the legislation, all of which have a variety of effective dates.

We operate a diversified set of businesses that focus on health care, and our business model has been intentionally designed to address a multitude of market sectors. The Health Reform Legislation and the related federal and state regulations will impact how we do business and could restrict growth in certain products and market segments, restrict premium rate increases for certain products and market segments, increase our medical and administrative costs or expose us to an increased risk of liability, any or all of which could have a material adverse effect on us. We also anticipate that the Health Reform Legislation will further increase attention on the need for health care cost containment and improvements in quality, as well as in prevention, wellness and disease management. We believe demand for many of our service offerings, such as consulting services, data management, information technology and related infrastructure construction, disease management, and population-based health and wellness programs will continue to grow.

Beginning in 2011, health plans with medical loss ratios on fully insured products, as calculated under the definitions in the Health Reform Legislation and regulations, that fall below certain targets (85% for large employer groups, 80% for small employer groups and 80% for individuals) will be required to rebate ratable portions of their premiums to their customers annually. Rebate payments, if any, for 2011 would be made in mid 2012. The potential for and size of the rebates will be measured at the market level, by state and by licensed subsidiary. This disaggregation of insurance pools into much smaller pools will likely decrease the predictability of results for any given pool and could lead to variation over time in estimates of rebates owed in total. In the aggregate, the rebate regulations cap the level of margin that can be attained.

Depending on the results of the calculation, there is a broad range of potential rebate and other business impacts and there could be meaningful disruption in local health care markets if companies decide to adjust their offerings in response to these requirements. For example, companies could elect to change pricing, modify product features or benefits, adjust their mix of business or even exit segments of the market. Companies could also seek to adjust their operating costs to support reduced premiums by making changes to their distribution arrangements or decreasing spending on non-medical product features and services. Companies continue to face a significant amount of uncertainty given the breadth of possible changes, including changes in the competitive environment, state rate approval, fluctuations in medical costs, the statistical variation that results from assessing business by state, by license and by market and the potential for meaningful market disruption in 2011 and 2012. We have made changes to reduce our product distribution costs in the individual market in response to this legislation, including reducing broker commissions, and are evaluating changes to distribution in the large group insured market segment. These changes could impact future growth in these products. Other market participants could also implement changes to their business practices in response to this legislation, which could positively or negatively impact our growth and market share.

The Health Reform Legislation also requires HHS to maintain an annual review of "unreasonable" increases in premium rates for commercial health plans. HHS recently proposed a regulation that defines a review threshold of annual premium rate increases generally at or above 10%, and the proposed rule clarifies that the HHS review will not supersede existing state review and approval processes. The proposed regulation further requires health plans to provide to the states and HHS extensive information supporting any rate increase of 10% or more. The

Federal government is encouraging states to intensify their reviews of requests for rate increases and providing funding to assist in those state-level reviews. Ultimately, rate approval responsibility still lies with the states under the proposed regulation. Depending on the level of anticipated increased scrutiny by the states, there is a broad range of potential business impacts. For example, it may become more difficult to price our commercial risk business consistent with expected underlying cost trends, leading to the risk of operating margin compression.

Effective in 2011, the Health Reform Legislation mandates consumer discounts of 50% on brand name prescription drugs and 7% on generic prescription drugs for Part D plan participants in the coverage gap. This statutory reduction in drug prices for seniors in the coverage gap may cause people who may have had difficulty affording their medications to increase their pharmaceutical usage. The change in pricing could also have secondary effects, such as changing the mix of brand name and generic drug usage by seniors. We have incorporated the anticipated impact of these changes in our 2011 product pricing and pharmacy benefit management business plan.

As part of the Health Reform Legislation, Medicare Advantage payment rates for 2011 were frozen at 2010 levels. Separately, CMS implemented a reduction in Medicare Advantage reimbursements of 1.6% for 2011. We expect the 2011 rates will be outpaced by underlying medical trends, placing continued importance on effective medical management and ongoing improvements in administrative costs. Beginning in 2012, additional cuts to Medicare Advantage plans will take effect (plans will ultimately receive 95% of Medicare fee-for-service rates in high cost areas to 115% in low cost areas), with changes being phased-in over two to six years, depending on the level of payment reduction in a county. All of these changes could result in reduced enrollment or reimbursement or payment levels. There are a number of annual adjustments we can make to our operations, which may partially offset any impact from these rate reductions. For example, we can adjust members' benefits, decide on a county-by-county basis which geographies to participate in and seek to intensify our medical and operating cost management. Additionally, achieving high quality scores from CMS for improving upon certain clinical and operational performance standards will impact future quality bonuses. Quality bonus payments may further offset these anticipated rate reductions as CMS quality rating bonus payments are phased in over three years beginning in 2012. We also may be able to mitigate the effects of reduced funding on margins by increasing enrollment due to the anticipated increase in the number of people eligible for Medicare in coming years. Longer term, market wide decreases in the availability or relative quality of Medicare Advantage products may increase demand for other senior health benefits products such as our Medicare Part D and Medicare Supplement insurance offerings.

The Health Reform Legislation presents additional opportunities and challenges over the longer term, including the assessment of an annual $8 billion insurance industry assessment beginning in 2014, the operation of state-based exchanges for individuals and small businesses beginning in 2014, and numerous other commercial and governmental plan requirements. Individual states may also accelerate their procurement of Medicaid managed care services for sizeable groups of Medicaid program beneficiaries in order to even their administrative workloads when Medicaid market expansions take place in 2014. The law could increase near-term business growth opportunities for UnitedHealthcare Community & State. Due to the complexity of the health care system and the numerous changes that are taking place, the longer term effect of the new legislation remains difficult to assess.

Court proceedings related to the Health Reform Legislation, such as the ruling by the United States District Court for the Northern District of Florida (in a case brought on behalf of 26 state attorneys general and/or governors) that declared the entire legislation unconstitutional, and the potential for Congressional action to impede implementation, create additional uncertainties with respect to the law. For additional information regarding the Health Reform Legislation and the related risk factors, see Item 1, "Business — Government Regulation" and Item 1A, "Risk Factors."

Adverse Economic Conditions. The current U.S. economic environment has impacted demand for some of our products and services. For example, decreases in employment have reduced the number of workers and dependants offered health care benefits by our customers, and have put pressure on our overall growth and operating profitability. If the current economic environment continues for a prolonged period, federal and state governments may decrease funding for various health care government programs in which we participate and/or impose new or higher levels of taxes or assessments. Government funding pressure, coupled with adverse economic conditions, will impact the financial positions of hospitals, physicians and other care providers and could therefore increase medical cost trends experienced by our businesses. Our revenues are also impacted by U.S. monetary and fiscal policy. In response to current economic conditions, the U.S. Federal Reserve has maintained the target federal funds rate at a range of zero to 25 basis points. For additional discussions regarding how the adverse economic conditions could affect our business, see Item 1A, "Risk Factors" in Part I.

RESULTS SUMMARY

(in millions, except percentages and per share data)	2010	2009	2008	Change 2010 vs. 2009		Change 2009 vs. 2008	
Revenues:							
Premiums	$85,405	$79,315	$73,608	$6,090	8 %	$5,707	8 %
Services	5,819	5,306	5,152	513	10	154	3
Products	2,322	1,925	1,655	397	21	270	16
Investment and other income	609	592	771	17	3	(179)	(23)
Total revenues	94,155	87,138	81,186	7,017	8	5,952	7
Operating costs:							
Medical costs	68,841	65,289	60,359	3,552	5	4,930	8
Operating costs	14,270	12,734	13,103	1,536	12	(369)	(3)
Cost of products sold	2,116	1,765	1,480	351	20	285	19
Depreciation and amortization	1,064	991	981	73	7	10	1
Total operating costs	86,291	80,779	75,923	5,512	7	4,856	6
Earnings from operations	7,864	6,359	5,263	1,505	24	1,096	21
Interest expense	(481)	(551)	(639)	(70)	(13)	(88)	(14)
Earnings before income taxes	7,383	5,808	4,624	1,575	27	1,184	26
Provision for income taxes	(2,749)	(1,986)	(1,647)	763	38	339	21
Net earnings	$ 4,634	$ 3,822	$ 2,977	$ 812	21 %	$ 845	28 %
Diluted net earnings per common share	$ 4.10	$ 3.24	$ 2.40	$ 0.86	27 %	$ 0.84	35 %
Medical care ratio	80.6 %	82.3 %	82.0 %		(1.7)%		0.3 %
Operating cost ratio	15.2	14.6	16.1		0.6		(1.5)
Operating margin	8.4	7.3	6.5		1.1		0.8
Tax rate	37.2	34.2	35.6		3.0		(1.4)
Net margin	4.9	4.4	3.7		0.5		0.7
Return on equity (a)	18.7 %	17.3 %	14.9 %		1.4 %		2.4 %

(a) Return on equity is calculated as net earnings divided by average equity. Average equity is calculated using the equity balance at the end of the preceding year and the equity balances at the end of the four quarters of the year presented.

2010 RESULTS OF OPERATIONS COMPARED TO 2009 RESULTS

Consolidated Financial Results

Revenues

The increases in revenues for 2010 were primarily due to strong organic growth in risk-based benefit offerings in our public and senior markets businesses and commercial premium rate increases reflecting underlying medical cost trends. Growth in customers served by our health services businesses, particularly through pharmaceutical benefit management programs, increased revenues from public sector behavioral health programs and increased sales of health care technology software and services also contributed to our revenue growth.

Medical Costs and Medical Care Ratio

Medical costs for 2010 increased primarily due to growth in our public and senior markets risk-based businesses and medical cost inflation, which were partially offset by net favorable development of prior period medical costs.

For 2010 and 2009, there was $800 million and $310 million, respectively, of net favorable medical cost development related to prior fiscal years. The favorable development in 2010 was primarily driven by lower than expected health system utilization levels; more efficient claims handling and processing, which results in higher completion factors; a reduction in reserves needed for disputed claims from care providers; and favorable resolution of certain state-based assessments.

The medical care ratio decreased due to a moderation in overall demand for medical services, successful clinical engagement and management and the increase in prior period favorable development discussed previously.

Operating Costs

Operating costs for 2010 increased due to acquired and organic growth in health services businesses, which are generally more operating cost intensive than our benefits businesses, goodwill impairment and charges for a business line disposition at Ingenix, which is discussed in more detail below, an increase in staffing and selling expenses primarily due to the change in the Medicare Advantage annual enrollment period, costs related to increased employee headcount and compensation, increased advertising costs, and the absorption of new business development and start-up costs.

Income Tax Rate

The increase in our effective income tax rate for 2010 as compared to 2009 resulted from a benefit in the 2009 tax rate from the resolution of various historical state income tax matters and an increase in the 2010 rate related to limitations on the future deductibility of certain compensation related to the Health Reform Legislation.

Reporting Segments

We have four reporting segments:

- Health Benefits, which includes UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement, and UnitedHealthcare Community & State;
- OptumHealth;
- Ingenix; and
- Prescription Solutions.

See Note 14 of Notes to the Consolidated Financial Statements for a description of the types and services from which each of these reporting segments derives its revenues.

Transactions between reporting segments principally consist of sales of pharmacy benefit products and services to Health Benefits customers by Prescription Solutions, certain product offerings sold to Health Benefits customers by OptumHealth, and medical benefits cost, quality and utilization data and predictive modeling sold to Health Benefits by Ingenix. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation.

The following summarizes the operating results of our reporting segments:

(in millions, except percentages)	2010	2009	2008	Change 2010 vs. 2009		Change 2009 vs. 2008	
Revenues							
Health Benefits	$ 87,442	$ 81,341	$ 75,857	$ 6,101	8 %	$ 5,484	7 %
OptumHealth	5,849	5,528	5,225	321	6	303	6
Ingenix	2,341	1,823	1,552	518	28	271	17
Prescription Solutions	16,776	14,452	12,573	2,324	16	1,879	15
Eliminations	(18,253)	(16,006)	(14,021)	(2,247)	nm	(1,985)	nm
Consolidated revenues	$ 94,155	$ 87,138	$ 81,186	$ 7,017	8 %	$ 5,952	7 %
Earnings from operations							
Health Benefits	$ 6,636	$ 4,788	$ 5,068	$ 1,848	39 %	$ (280)	(6)%
OptumHealth	610	636	718	(26)	(4)	(82)	(11)
Ingenix	84	246	229	(162)	(66)	17	7
Prescription Solutions	534	689	363	(155)	(22)	326	90
Corporate	0	0	(1,115)	0	nm	1,115	nm
Consolidated earnings from operations	$ 7,864	$ 6,359	$ 5,263	$ 1,505	24 %	$ 1,096	21 %
Operating margin							
Health Benefits	7.6 %	5.9 %	6.7 %		1.7 %		(0.8)%
OptumHealth	10.4	11.5	13.7		(1.1)		(2.2)
Ingenix	3.6	13.5	14.8		(9.9)		(1.3)
Prescription Solutions	3.2	4.8	2.9		(1.6)		1.9
Consolidated operating margin	8.4 %	7.3 %	6.5 %		1.1 %		0.8 %

nm = not meaningful

The following summarizes the number of individuals served by our Health Benefits businesses, by major market segment and funding arrangement, at December 31:

(in thousands, except percentages)	2010	2009	2008	Change 2010 vs. 2009		Change 2009 vs. 2008	
Commercial risk-based	9,405	9,415	10,360	(10)	(0)%	(945)	(9)%
Commercial fee-based	15,405	15,210	15,985	195	1	(775)	(5)
Total commercial	24,810	24,625	26,345	185	1	(1,720)	(7)
Medicare Advantage	2,070	1,790	1,495	280	16	295	20
Medicaid	3,320	2,900	2,515	420	14	385	15
Standardized Medicare supplement	2,770	2,680	2,540	90	3	140	6
Total public and senior	8,160	7,370	6,550	790	11	820	13
Total Health Benefits – medical	32,970	31,995	32,895	975	3	(900)	(3)
Medicare Part D stand-alone	4,530	4,300	4,060	230	5	240	6
Total Health Benefits	37,500	36,295	36,955	1,205	3 %	(660)	(2)%

Health Benefits

The revenue growth in Health Benefits for 2010 was primarily due to growth in the number of individuals served by our public and senior markets businesses and commercial premium rate increases reflecting underlying medical cost trends, partially offset by Medicare Advantage premium rate decreases. In 2010, revenues were $41.2 billion for UnitedHealthcare Employer & Individual; $35.9 billion for UnitedHealthcare Medicare & Retirement; and $10.4 billion for UnitedHealthcare Community & State. In 2009, revenues were $40.8 billion for UnitedHealthcare Employer & Individual; $32.1 billion for UnitedHealthcare Medicare & Retirement; and $8.4 billion for UnitedHealthcare Community & State.

Health Benefits earnings from operations and operating margins for 2010 increased over the prior year due to factors that increased revenues described above, continued cost management disciplines on behalf of our commercial and governmental customers, a general moderation in year-over-year growth in demand for medical services and the effect of increased net favorable development in prior period medical costs.

OptumHealth

Increased revenues in OptumHealth for 2010 were driven by new business development in large scale public sector programs and increased sales of benefits and services to external employer markets, partially offset by a loss of some smaller specialty benefits customers.

The operating margin for 2010 decreased due to growth in lower margin public sector business, new market development and startup costs and costs related to the implementation of the Mental Health Parity Act.

Ingenix

Increased revenues in Ingenix for 2010 were primarily due to the impact of acquisitions and growth in health information technology offerings and services focused on cost and data management and regulatory compliance.

The decrease in operating margin for 2010 was primarily due to a goodwill impairment and charges for a business line disposition of certain i3-branded clinical trial service businesses. In addition, increases in the mix of lower margin business, continued margin pressure in the pharmaceutical services business and continued investments in new growth areas also contributed to the decrease in operating margin in 2010. See Note 6 of Notes to the Consolidated Financial Statements for further detail on the goodwill impairment.

Prescription Solutions

The increased Prescription Solutions revenues for 2010 were primarily due to growth in customers served through Medicare Part D prescription drug plans by our UnitedHealthcare Medicare & Retirement business and higher prescription volumes. Intersegment revenues eliminated in consolidation were $14.5 billion and $12.6 billion for 2010 and 2009, respectively.

Prescription Solutions operating margin for 2010 decreased due to changes in performance-based pricing contracts with Medicare Part D plan sponsors, which were partially offset by prescription volume growth, increased usage of mail service and generic drugs by consumers and effective operating cost management.

2009 RESULTS OF OPERATIONS COMPARED TO 2008 RESULTS

Consolidated Financial Results

Revenues

Consolidated revenues for 2009 increased primarily due to the increase in premium revenues in the Health Benefits reporting segment. The increase in premium revenues was primarily due to strong organic growth in risk-based offerings in our public and senior markets businesses and premium rate increases in response to growth in underlying medical costs, partially offset by a decline in the number of people served in the commercial market. The effect of 2008 Health Benefits acquisitions also contributed to the increase in premium revenues during 2009.

Medical Costs

Medical costs for 2009 increased primarily due to growth in public and senior markets risk-based businesses, elevated medical costs due to the H1N1 influenza virus, unemployment-related benefit continuation programs due to an increased level of national unemployment, medical cost inflation and increased utilization of medical services.

For each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information identified in the current period, are included in total medical costs reported for the current period. For 2009 and 2008, medical costs included $310 million and $230 million, respectively, of net favorable medical cost development related to prior fiscal years.

Operating Costs

Operating costs for 2009 decreased due to certain expenses incurred in 2008 as discussed below and disciplined operating cost management, which were partially offset by increased costs due to acquired and organic business growth and from an increase in state insurance assessments levied against premiums, a portion of which was in lieu of state income taxes in one of the states in which we operate.

Operating costs for 2008 included $882 million for settlement of two class action lawsuits related to our historical stock option practices and related legal costs, $350 million for the settlement of class action litigation related to reimbursement for out-of-network medical services, $50 million related to estimated costs to conclude a legal matter and $46 million for employee severance related to operating cost reduction initiatives and other items, partially offset by a $185 million reduction in operating costs for proceeds from the sale of certain assets and membership in the individual Medicare Advantage business in Nevada in May 2008.

Income Tax Rate

Our income tax rate for 2009 decreased primarily due to the favorable resolution of various historical state income tax matters and the change to a premium tax in lieu of an income tax in one of the states in which we operate, which increased operating costs and decreased income taxes.

Reporting Segments

Health Benefits

Revenue growth in Health Benefits for 2009 was primarily due to growth in the number of individuals served by our public and senior markets businesses and premium rate increases, partially offset by a decline in individuals served through commercial products and a decrease in investment and other income driven by lower short-term investment yields. 2009 revenues were $40.8 billion for UnitedHealthcare Employer & Individual; $32.1 billion for UnitedHealthcare Medicare & Retirement; and $8.4 billion for UnitedHealthcare Community & State. 2008 revenues were $41.8 billion for UnitedHealthcare Employer & Individual; $28.1 billion for UnitedHealthcare Medicare & Retirement; and $6.0 billion for UnitedHealthcare Community & State.

The decrease in Health Benefits earnings from operations for 2009 was primarily due to a $166 million reduction in investment and other income and a decrease in commercial business, partially offset by the growth in lower margin public and senior markets businesses. Health Benefits' operating margins decreased due to the factors that decreased earnings from operations.

OptumHealth

Increased OptumHealth revenues for 2009 were primarily driven by new business development in large-scale public sector care and behavioral health programs for state clients, which were partially offset by a decline in individuals served through commercial products.

Earnings from operations and operating margins for 2009 decreased due to the decrease in commercial membership described above, start-up costs for new large contracts and lower investment income, partially offset by earnings growth from expanding services in the public sector and disciplined operating cost management.

Ingenix

Improvements in Ingenix revenues and earnings from operations for 2009 were primarily due to the impact of improved performance in the payer business, new internal service offerings and the effect of 2009 acquisitions. The decreases in operating margins for 2009 were primarily due to investments in services offerings, including outsourcing services for pharmaceutical customers and costs for international expansion, hospital revenue cycle management and data privacy and security.

Prescription Solutions

The increased Prescription Solutions revenues for 2009 were primarily due to growth in customers served through Medicare Part D prescription drug plans by our UnitedHealthcare Medicare & Retirement business, which is the largest customer of this reporting segment. Intersegment revenues eliminated in consolidation were $12.6 billion and $11.0 billion for 2009 and 2008, respectively.

Prescription Solutions earnings from operations for 2009 increased primarily due to prescription volume growth, strong success under performance-based purchasing arrangements, gains in mail service drug fulfillment and a continuing favorable mix shift to generic pharmaceuticals.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Liquidity

Introduction

We manage our liquidity and financial position in the context of our overall business strategy. We continually forecast and manage our cash, investments, working capital balances and capital structure to meet the short- and long-term obligations of our businesses while maintaining liquidity and financial flexibility. Cash flows generated from operating activities are principally from earnings before non-cash expenses. The risk of decreased operating cash flow from a decline in earnings is partially mitigated by the diversity of our businesses, geographies and customers; our disciplined underwriting and pricing processes for our risk-based businesses; and continued productivity improvements in our operating costs.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceeds our expected short-term obligations in longer term, liquid, investment-grade, debt securities to improve our overall investment return. We make these investments pursuant to our Board of Directors' approved investment policy, which focuses on preservation of capital, credit quality, diversification, income and duration. The policy also generally governs return objectives, regulatory limitations, tax implications and risk tolerances.

Our regulated subsidiaries are subject to regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the NAIC. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, the entire dividend is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2010, based on the 2009 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends which could be paid was $3.2 billion. For the year ended December 31, 2010, our regulated subsidiaries paid their parent companies dividends of $3.2 billion, including $686 million of extraordinary dividends. For the year ended December 31, 2009, our regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $2.5 billion of extraordinary dividends. The total dividends received in both 2010 and 2009 included all of the ordinary dividend capacity of $3.2 billion and $3.1 billion, respectively. In some cases, ordinary dividends were classified as extraordinary dividends due to their increased size and/or accelerated timing.

Our non-regulated businesses also generate cash flows from operations for general corporate use. Cash flows generated by these entities, combined with dividends from our regulated entities and financing through the issuance of commercial paper and long-term debt, as well as the availability of our committed credit facility, further strengthen our operating and financial flexibility. We generally use these cash flows to expand our businesses through acquisitions, reinvest in our businesses through capital expenditures, repay debt, or return capital to our shareholders through shareholder dividends and/or repurchases of our common stock, depending on market conditions.

Results

A summary of our major sources and uses of cash is reflected in the table below:

	Year Ended December 31,		
(in millions)	**2010**	**2009**	**2008**
Sources of cash:			
Cash provided by operating activities	$ 6,273	$ 5,625	$ 4,238
Sales of investments	2,593	4,040	5,568
Maturities of investments	3,105	2,675	3,030
Proceeds from customer funds administered	974	204	0
Proceeds from issuance of commercial paper, net	930	0	0
Proceeds from issuance of long-term debt	747	0	2,981
Interest rate swap termination	0	513	0
Other	299	342	1,770
Total sources of cash	14,921	13,399	17,587
Uses of cash:			
Purchases of investments	(7,855)	(6,466)	(9,251)
Cash paid for acquisitions, net of cash assumed and disposition	(2,304)	(486)	(3,813)
Retirement of long-term debt	(1,583)	(1,350)	(500)
Common stock repurchases	(2,517)	(1,801)	(2,684)
Purchases of property, equipment and capitalized software	(878)	(739)	(791)
Dividends paid	(449)	(36)	(37)
Repayments of commercial paper, net	0	(99)	(1,346)
Other	(12)	(48)	(604)
Total uses of cash	(15,598)	(11,025)	(19,026)
Net (decrease) increase in cash	$ (677)	$ 2,374	$ (1,439)

2010 Cash Flows Compared to 2009 Cash Flows

Cash flows from operating activities increased $648 million, or 12%, for 2010. Factors that increased cash flows from operating activities were growth in net earnings, an acceleration of certain 2011 premium payments, and an increase in pharmacy rebate collections which were partially offset by a mandated acceleration in the claim payment cycle associated with the Medicare Part D program and payment for the settlement of the American Medical Association class action litigation related to reimbursement for out-of-network medical services. We anticipate lower cash flows from operations in 2011 as compared to 2010 as a result of an anticipated decrease in net earnings and the early receipt of certain 2011 premium payments in late 2010.

Cash flows used for investing activities increased $4.4 billion, primarily due to acquisitions completed in 2010, decreases in sales of investments due to a more stable market environment and uses of operating cash to purchase investments.

Cash flows used for financing activities decreased $664 million, or 29%, primarily due to proceeds from the issuance of commercial paper and long-term debt partially offset by increases in common stock repurchases and cash dividends paid on our common stock.

2009 Cash Flows Compared To 2008 Cash Flows

Cash flows from operating activities increased $1.4 billion, or 33%, primarily due to the payment in 2008 of $573 million, net of taxes, for the settlement of two class action lawsuits related to our historical stock option practices, the 2009 increase in medical costs payable driven by membership growth in risk-based products in the public and senior markets businesses, and the effect of changes to our receivable and payable balances with CMS related to Medicare Part D. Additionally, we paid less taxes in 2009 due to tax law changes that took effect in 2008. Operating cash flows in 2008 included payment of 2007 taxes due under the prior tax law, while the 2009 payment did not include prior year amounts.

Cash flows used for investing activities decreased $4.1 billion, or 81%, primarily due to acquisitions completed in 2008 and decreases in the usage of cash in 2009 for purchases of investments, which more than offset the 2009 decreases in sales and maturities of investments.

Cash flows used for financing activities increased $1.7 billion due to the issuance of long-term debt in 2008 and the effect of our change in intent with respect to offsetting cash balances in excess of bank deposits in 2008. These items were partially offset by decreases in common stock repurchases in 2009 and the 2009 proceeds from our terminated interest rate swap contracts.

Financial Condition

As of December 31, 2010, our cash, cash equivalent and available-for-sale investment balances of $25.7 billion included $9.1 billion of cash and cash equivalents (of which $974 million was held by non-regulated entities), $16.1 billion of debt securities and $516 million of investments in equity securities and venture capital funds. Given the significant portion of our portfolio held in cash equivalents, we do not anticipate fluctuations in the aggregate fair value of our financial assets to have a material impact on our liquidity. The use of different market assumptions or valuation methodologies, primarily used in valuing our Level 3 equity securities, may have an effect on the estimated fair value amounts of our investments. Due to the subjective nature of these assumptions, the estimates may not be indicative of the actual exit price if we had sold the investment at the measurement date. Other sources of liquidity, primarily from operating cash flows and our commercial paper program, which is supported by our $2.5 billion bank credit facility, reduce the need to sell investments during adverse market conditions. See Note 4 of Notes to the Consolidated Financial Statements for further detail of our fair value measurements.

Our cash equivalent and investment portfolio has a weighted-average duration of 2.2 years and a weighted-average credit rating of “AA” as of December 31, 2010. Included in the debt securities balance are $2.7 billion of state and municipal obligations that are guaranteed by a number of third parties. We do not have any significant exposure to any single guarantor (neither indirect through the guarantees, nor direct through investment in the guarantor). Further, due to the high underlying credit rating of the issuers, the weighted-average credit rating of these securities both with and without the guarantee is "AA" as of December 31, 2010.

Capital Resources and Uses of Liquidity

In addition to cash flow from operations and cash and cash equivalent balances available for general corporate use, our capital resources and uses of liquidity are as follows:

Commercial Paper. We maintain a commercial paper program, which facilitates the issuance of senior unsecured debt through third-party broker-dealers. The commercial paper program is supported by the $2.5 billion bank credit facility described below. We had $930 million of commercial paper outstanding as of December 31, 2010. Our issuance of commercial paper in 2010 was to maintain ample liquidity at the holding company level.

Bank Credit Facility. We have a $2.5 billion five-year revolving bank credit facility with 23 banks, which matures in May 2012. This facility supports our commercial paper program and is available for general corporate purposes. We had no amounts outstanding under this facility as of December 31, 2010. The interest rate is variable based on term and amount and is calculated based on LIBOR plus a spread. As of December 31, 2010, the annual interest rate on this facility, had it been drawn, would have ranged from 0.5% to 0.7%.

Our bank credit facility contains various covenants, including requiring us to maintain a debt-to-total-capital ratio below 50%. Our debt-to-total-capital ratio, calculated as debt divided by the sum of debt and shareholders' equity, was 30.1% and 32.1% as of December 31, 2010 and 2009, respectively. We were in compliance with our debt covenants as of December 31, 2010.

Debt Issuance. In October 2010, we issued $750 million in senior unsecured notes under our February 2008 S-3 shelf registration statement. The issuance included $450 million of 3.875% fixed-rate notes due October 2020 and $300 million of 5.700% fixed-rate notes due October 2040. We intend to use the proceeds for general corporate purposes.

Credit Ratings. Our credit ratings at December 31, 2010 were as follows:

	Moody's		Standard & Poor's		Fitch (a)		A.M. Best	
	Ratings	Outlook	Ratings	Outlook	Ratings	Outlook	Ratings	Outlook
Senior unsecured debt	Baa1	Stable	A-	Stable	A-	Negative	bbb+	Stable
Commercial paper	P-2	n/a	A-2	n/a	F1	n/a	AMB-2	n/a

(a) On January 12, 2011, Fitch updated their ratings outlook on our senior unsecured debt to "stable".

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, debt covenants and other contractual restrictions, regulatory requirements and economic and market conditions. For example, a significant downgrade in our credit ratings or conditions in the capital markets may increase the cost of borrowing for us or limit our access to capital. We have therefore adopted strategies and actions to maintain financial flexibility and mitigate the impact of such factors on our ability to raise capital.

Share Repurchases. Under our Board of Directors' authorization, we maintain a common share repurchase program. Repurchases may be made from time to time at prevailing prices in the open market, subject to certain preset parameters. In February 2010, the Board renewed and increased our share repurchase program, and authorized us to repurchase up to 120 million shares of our common stock. In 2010, we repurchased 76 million shares at an average price of approximately $33 per share and an aggregate cost of $2.5 billion. As of December 31, 2010, we had Board authorization to purchase up to an additional 48 million shares of our common stock.

Debt Tender. In February 2010, we completed cash tender offers for $775 million aggregate principal amount of certain of our outstanding notes. We believe this debt repurchase will improve the matching of floating rate assets and liabilities on our balance sheet and reduce our debt service cost. We used cash on hand to fund the purchase of the notes.

Dividends. In May 2010, our Board of Directors increased our cash dividend to shareholders and moved us to a quarterly dividend payment cycle. Declaration and payment of future quarterly dividends are at the discretion of the Board and may be adjusted as business needs or market conditions change. Prior to May 2010, our policy had been to pay an annual dividend.

The following table provides details of our dividend payments:

Year	Aggregate Amount per Share	Total Amount Paid
		(in millions)
2008	$0.030	$ 37
2009	0.030	36
2010	0.405	449

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2010, under our various contractual obligations and commitments:

(in millions)	2011	2012 to 2013	2014 to 2015	Thereafter	Total
Debt (a)	$3,008	$2,228	$1,780	$11,360	$18,376
Operating leases	259	431	285	579	1,554
Purchase obligations (b)	264	114	5	1	384
Future policy benefits (c)	126	356	380	1,625	2,487
Unrecognized tax benefits (d)	20	0	0	147	167
Other liabilities recorded on the Consolidated Balance Sheet (e)	364	100	0	2,268	2,732
Other obligations (f)	76	88	72	12	248
Total contractual obligations	$4,117	$3,317	$2,522	$15,992	$25,948

(a) Includes interest coupon payments and maturities at par or put values. Coupon payments have been calculated using stated rates from the debt agreements and assuming amounts are outstanding through their contractual term. For variable-rate obligations, we used the rates in place as of December 31, 2010 to estimate all remaining contractual payments. See Note 8 of Notes to the Consolidated Financial Statements for more detail.

(b) Includes fixed or minimum commitments under existing purchase obligations for goods and services, including agreements that are cancelable with the payment of an early termination penalty. Excludes agreements that are cancelable without penalty and excludes liabilities to the extent recorded in our Consolidated Balance Sheets as of December 31, 2010.

(c) Estimated payments required under life and annuity contracts and health policies sold to individuals for which some of the premium received in the earlier years is intended to pay benefits to be incurred in future years. Under our reinsurance arrangement with OneAmerica Financial Partners, Inc. (OneAmerica) these amounts are payable by OneAmerica, but we remain liable to the policyholders if they are unable to pay. We have recorded a corresponding reinsurance receivable from OneAmerica in our Consolidated Financial Statements.

(d) Since the timing of future settlements is uncertain, the long-term portion has been classified as "Thereafter."

(e) Includes obligations associated with contingent consideration and other payments related to business acquisitions, certain employee benefit programs, charitable contributions related to the PacifiCare acquisition, interest rate swaps and various other long-term liabilities. Due to uncertainty regarding payment timing, obligations for employee benefit programs, charitable contributions and other liabilities have been classified as "Thereafter".

(f) Includes remaining capital commitments for venture capital funds and other funding commitments.

We do not have other significant contractual obligations or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, we were not involved in any off-balance sheet arrangements (as that phrase is defined by SEC rules applicable to this report) which have or are reasonably likely to have a material adverse effect on our financial condition, results of operations or liquidity.

RECENTLY ISSUED ACCOUNTING STANDARDS

We have determined that there have been no recently issued accounting standards that will have a material impact on our Consolidated Financial Statements, or apply to our operations.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, health care professional contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care professional and type of service, the typical billing lag for services can be up to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to twelve months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement actions.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As more complete claim information becomes available, we adjust the amount of the estimates and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Medical costs in 2010, 2009 and 2008, included net favorable medical cost development related to prior periods of $800 million, $310 million and $230 million, respectively.

In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using an analysis of claim adjudication patterns over the most recent 36-month period. A completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated by us at the date of estimation. For months prior to the most recent three months, we apply the completion factors to actual claims adjudicated-to-date to estimate the expected amount of ultimate incurred claims for those months. For the most recent three months, we estimate claim costs incurred primarily by applying observed medical cost trend factors to the average per member per month (PMPM) medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors. Medical cost trend factors are developed through a comprehensive analysis of claims incurred in prior months and by reviewing a broad set of health care utilization indicators including, but not limited to, pharmacy utilization trends, inpatient hospital census data and incidence data from the National Centers for Disease Control. This approach is consistently applied from period to period.

Completion factors are the most significant factors we use in developing our medical costs payable estimates for older periods, generally periods prior to the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for those periods as of December 31, 2010:

Completion Factors Increase (Decrease) in Factors	Increase (Decrease) in Medical Costs Payable
	(in millions)
(0.75)%	$ 186
(0.50)	124
(0.25)	62
0.25	(61)
0.50	(122)
0.75	(183)

Medical cost PMPM trend factors are the most significant factors we use in developing our medical costs payable estimates for the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for the most recent three months as of December 31, 2010:

Medical Cost PMPM Trend Increase (Decrease) in Factors	Increase (Decrease) in Medical Costs Payable
	(in millions)
3%	$ 366
2	244
1	122
(1)	(122)
(2)	(244)
(3)	(366)

The analyses above include outcomes that are considered reasonably likely based on our historical experience estimating liabilities for incurred but not reported benefit claims.

Our estimate of medical costs payable represents management's best estimate of our liability for unpaid medical costs as of December 31, 2010, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover our liability for unpaid claims as of December 31, 2010; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2010 estimates of medical costs payable and actual medical costs payable, excluding AARP Medicare Supplement Insurance, 2010 net earnings would increase or decrease by $51 million and diluted net earnings per common share would increase or decrease by $0.05 per share.

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include coordinating care with physicians and other health care professionals and rate discounts from physicians and other health care professionals. Through contracts with physicians and other health care professionals, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care professionals and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior period changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. Beginning in 2011, premium revenue subject to the medical loss ratio rebates of the Health Reform Legislation will be recognized based on the estimated premium earned net of the projected rebates over the period of the contract, if that amount can be reasonably estimated. The estimated premium will be revised each period to reflect current experience. We revise estimates of revenue adjustments each period and record changes in the period they become known.

CMS deploys a risk adjustment model, which apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. We and other health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. We estimate risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. Risk adjustment data for certain of our plans is subject to audit by regulators. See Note 13 of Notes to the Consolidated Financial Statements in this Form 10-K for additional information regarding these audits.

Goodwill and Intangible Assets

Goodwill. Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, we perform a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, we would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit's assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

We calculate the estimated fair value of our reporting units using discounted cash flows. To determine fair values we must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

We completed our annual assessment of goodwill as of January 1, 2011, which considered our business realignment, and determined that other than the $172 million impairment related to certain of Ingenix's businesses, no goodwill impairment existed as of December 31, 2010. Although we believe that the financial projections used are reasonable and appropriate for all of our reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by the impact of health care reforms as discussed in Item 1, "Business — Government Regulation". For additional discussions regarding how the enactment or implementation of health care reforms could affect our business, see Item 1A, "Risk Factors" in Part I.

Intangible assets. Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance (e.g., membership lists, customer contracts and trademarks). We do not have material holdings of indefinite lived intangible assets. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, an impairment would be recorded.

We calculate the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. We consider many factors, including estimated future utility to estimate cash flows. There were no material impairments of finite lived intangible assets during the current year.

Investments

As of December 31, 2010, we had investments with a carrying value of $16.8 billion, primarily held in marketable debt securities. Our investments are principally classified as available-for-sale and are recorded at fair value. We exclude gross unrealized gains and losses on available-for-sale investments from earnings and report net unrealized gains or losses, net of income tax effects, as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2010, our investments had gross unrealized gains of $527 million and gross unrealized losses of $81 million. We evaluate investments for impairment considering the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and our intent to sell the security or the likelihood that we will be required to sell the security before recovery of the entire amortized cost. For debt securities, if we intend to either sell or determine that we will be more likely than not be required to sell a debt security before recovery of the entire amortized cost basis or maturity of the debt security, we recognize the entire impairment in earnings. If we do not intend to sell the debt security and we determine that we will not be more likely than not be required to sell the debt security but we do not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income. For equity securities, we recognize impairments in other comprehensive income if we expect to hold the equity security until fair value increases to at least the equity security's cost basis and we expect that increase in fair value to occur in a reasonably forecasted period. If we intend to sell the equity security or if we believe that recovery of fair value to cost will not occur in the near term, we recognize the impairment in net earnings. New information and the passage of time can change these judgments. We manage our investment portfolio to limit our exposure to any one issuer or market sector, and largely limit our investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with the investment policy.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities, and uncertain tax positions reflect our assessment of estimated future taxes to be paid on items in the consolidated financial statements. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes.

We have established a net valuation allowance against certain deferred tax assets for which the ultimate realization of future benefits is uncertain. After application of the valuation allowances, we anticipate that no limitations will apply with respect to utilization of any of the other net deferred income tax assets. We believe that our estimates for the valuation allowances against deferred tax assets and tax contingency reserves are appropriate based on current facts and circumstances.

According to U.S. Generally Accepted Accounting Principles (GAAP), a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We have established an estimated liability for federal, state and non-U.S. income tax exposures that arise and meet the criteria for accrual under U.S. GAAP. We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems.

The significant assumptions and estimates described above are important contributors to our ultimate effective tax rate in each year. A hypothetical increase or decrease in our effective tax rate by 1% on our 2010 earnings before income taxes would have caused the provision for income taxes to change by $74 million.

Contingent Liabilities

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel, if appropriate, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverage, if any, for such matters. It is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

LEGAL MATTERS

A description of our legal proceedings is included in Note 13 of Notes to the Consolidated Financial Statements and is incorporated by reference in this report.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject us to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our Board of Directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. government and agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2010, we had an aggregate $2.0 billion reinsurance receivable resulting from the sale of our Golden Rule Financial Corporation life and annuity business in 2005. We regularly evaluate the financial condition of the reinsurer and only record the reinsurance receivable to the extent that the amounts are deemed probable of recovery. Currently, the reinsurer is rated by A.M. Best as "A." As of December 31, 2010, there were no other significant concentrations of credit risk.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risks are exposures to (a) changes in interest rates that impact our investment income and interest expense and the fair value of certain of our fixed-rate financial investments and debt and (b) changes in equity prices that impact the value of our equity investments.

As of December 31, 2010, $9.1 billion of our financial investments was classified as cash and cash equivalents on which interest rates received vary with market interest rates, which may materially impact our investment income. Also, $7.1 billion of our debt as of December 31, 2010 was at interest rates that vary with market rates, either directly or through the use of related interest rate swap contracts.

The fair value of certain of our fixed-rate financial investments and debt also varies with market interest rates. As of December 31, 2010, $16.3 billion of our investments was fixed-rate debt securities and $4.0 billion of our debt was fixed-rate term debt. An increase in market interest rates decreases the market value of fixed-rate investments and fixed-rate debt. Conversely, a decrease in market interest rates increases the market value of fixed-rate investments and fixed-rate debt.

We manage exposure to market interest rates by diversifying investments across different fixed income market sectors and debt across maturities and interest rate indices, as well as endeavoring to match our floating rate assets and liabilities over time, either directly or through the use of interest rate swap contracts. As part of our risk management strategy, we enter into interest rate swap agreements with creditworthy financial institutions to manage the impact of market interest rates on interest expense. Our swap agreements converted a portion of our interest expense from fixed to variable rates to better match the impact of changes in market rates on our variable rate cash equivalent investments. Additional information on our derivative financial instruments is included in Note 8 of Notes to the Consolidated Financial Statements.

The following table summarizes the impact of hypothetical changes in market interest rates across the entire yield curve by 1% or 2% as of December 31, 2010 on our investment income and interest expense per annum, and the fair value of our financial investments and debt (in millions):

Increase (Decrease) in Market Interest Rate	Investment Income Per Annum (a)	Interest Expense Per Annum (a)	Fair Value of Financial Investments	Fair Value of Debt
2%	$182	$163	$(1,177)	$ (860)
1	91	82	(602)	(471)
(1)	(10)	(21)	613	560
(2)	nm	nm	1,227	1,240

nm = not meaningful

(a) Given the low absolute level of short-term market rates on our floating rate assets and liabilities as of December 31, 2010, the assumed hypothetical change in interest rates does not reflect the full 1% point reduction in interest income or interest expense as the rate cannot fall below zero.

As of December 31, 2010, we had $516 million of investments in equity securities and venture capital funds, a portion of which were invested in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2011

UnitedHealth Group
Consolidated Balance Sheets

(in millions, except per share data)	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 9,123	$ 9,800
Short-term investments	2,072	1,239
Accounts receivable, net of allowances of $241 and $220	2,061	1,954
Assets under management	2,550	2,383
Deferred income taxes	403	448
Other current receivables, net of allowances of $66 and $28	1,643	1,838
Prepaid expenses and other current assets	541	538
Total current assets	18,393	18,200
Long-term investments	14,707	13,311
Property, equipment and capitalized software, net of accumulated depreciation and amortization of $2,779 and $2,738	2,200	2,140
Goodwill	22,745	20,727
Other intangible assets, net of accumulated amortization of $1,350 and $1,038	2,910	2,381
Other assets	2,108	2,286
Total assets	$63,063	$59,045
Liabilities and shareholders' equity		
Current liabilities:		
Medical costs payable	$ 9,220	$ 9,362
Accounts payable and accrued liabilities	6,488	6,283
Other policy liabilities	3,979	3,137
Commercial paper and current maturities of long-term debt	2,480	2,164
Unearned revenues	1,533	1,217
Total current liabilities	23,700	22,163
Long-term debt, less current maturities	8,662	9,009
Future policy benefits	2,361	2,325
Deferred income taxes and other liabilities	2,515	1,942
Total liabilities	37,238	35,439
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $0.001 par value — 10 shares authorized; no shares issued or outstanding	0	0
Common stock, $0.01 par value — 3,000 shares authorized; 1,086 and 1,147 issued and outstanding	11	11
Retained earnings	25,562	23,342
Accumulated other comprehensive income (loss):		
Net unrealized gains on investments, net of tax effects	280	277
Foreign currency translation losses	(28)	(24)
Total shareholders' equity	25,825	23,606
Total liabilities and shareholders' equity	$63,063	$59,045

See Notes to the Consolidated Financial Statements

UnitedHealth Group
Consolidated Statements of Operations

(in millions, except per share data)	For the Year Ended December 31, 2010	2009	2008
Revenues:			
Premiums	$85,405	$79,315	$73,608
Services	5,819	5,306	5,152
Products	2,322	1,925	1,655
Investment and other income	609	592	771
Total revenues	94,155	87,138	81,186
Operating costs:			
Medical costs	68,841	65,289	60,359
Operating costs	14,270	12,734	13,103
Cost of products sold	2,116	1,765	1,480
Depreciation and amortization	1,064	991	981
Total operating costs	86,291	80,779	75,923
Earnings from operations	7,864	6,359	5,263
Interest expense	(481)	(551)	(639)
Earnings before income taxes	7,383	5,808	4,624
Provision for income taxes	(2,749)	(1,986)	(1,647)
Net earnings	$ 4,634	$ 3,822	$ 2,977
Basic net earnings per common share	$ 4.14	$ 3.27	$ 2.45
Diluted net earnings per common share	$ 4.10	$ 3.24	$ 2.40
Basic weighted-average number of common shares outstanding	1,120	1,168	1,214
Dilutive effect of common stock equivalents	11	11	27
Diluted weighted-average number of common shares outstanding	1,131	1,179	1,241
Anti-dilutive shares excluded from the calculation of dilutive effect of common stock equivalents	94	107	90
Cash dividends per common share	$ 0.405	$ 0.030	$ 0.030

See Notes to the Consolidated Financial Statements

UnitedHealth Group
Consolidated Statements of Changes in Shareholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2008	**1,253**	**$13**	**$ 1,023**	**$18,929**	**$ 98**	**$20,063**
Net earnings				2,977		2,977
Unrealized holding losses on investment securities during the period, net of tax benefit of $76					(132)	(132)
Reclassification adjustment for net realized losses included in net earnings, net of tax benefit of $2					4	4
Foreign currency translation loss					(22)	(22)
Comprehensive income						2,827
Issuances of common stock, and related tax benefits	20	0	272			272
Common stock repurchases	(72)	(1)	(1,596)	(1,087)		(2,684)
Share-based compensation, and related tax benefits			339			339
Common stock dividend				(37)		(37)
Balance at December 31, 2008	**1,201**	**$12**	**$ 38**	**$20,782**	**$ (52)**	**$20,780**
Net earnings				3,822		3,822
Unrealized holding gains on investment securities during the period, net of tax expense of $187					314	314
Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $4					(7)	(7)
Foreign currency translation loss					(2)	(2)
Comprehensive income						4,127
Issuances of common stock, and related tax benefits	20	0	221			221
Common stock repurchases	(74)	(1)	(574)	(1,226)		(1,801)
Share-based compensation, and related tax benefits			315			315
Common stock dividend				(36)		(36)
Balance at December 31, 2009	**1,147**	**$11**	**$ 0**	**$23,342**	**$ 253**	**$23,606**
Net earnings				4,634		4,634
Unrealized holding gains on investment securities during the period, net of tax expense of $26					48	48
Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $26					(45)	(45)
Foreign currency translation loss					(4)	(4)
Comprehensive income						4,633
Issuances of common stock, and related tax benefits	15	0	207			207
Common stock repurchases	(76)	0	(552)	(1,965)		(2,517)
Share-based compensation, and related tax benefits			345			345
Common stock dividend				(449)		(449)
Balance at December 31, 2010	**1,086**	**$11**	**$ 0**	**$25,562**	**$ 252**	**$25,825**

See Notes to the Consolidated Financial Statements

UnitedHealth Group
Consolidated Statements of Cash Flows

(in millions)	For the Year Ended December 31, 2010	2009	2008
Operating activities			
Net earnings	$ 4,634	$ 3,822	$ 2,977
Noncash items:			
Depreciation and amortization	1,064	991	981
Deferred income taxes	45	(16)	(166)
Share-based compensation	326	334	305
Other	203	23	(122)
Net change in other operating items, net of effects from acquisitions and changes in AARP balances:			
Accounts receivable	(16)	100	(219)
Other assets	84	(250)	(48)
Medical costs payable	(88)	424	(41)
Accounts payable and other liabilities	(341)	99	708
Other policy liabilities	10	104	(170)
Unearned revenues	352	(6)	33
Cash flows from operating activities	6,273	5,625	4,238
Investing activities			
Cash paid for acquisitions, net of cash assumed	(2,323)	(486)	(4,012)
Cash received from disposition	19	0	199
Purchases of property, equipment and capitalized software	(878)	(739)	(791)
Proceeds from disposal of property, equipment and capitalized software	0	0	185
Purchases of investments	(7,855)	(6,466)	(9,251)
Sales of investments	2,593	4,040	5,568
Maturities of investments	3,105	2,675	3,030
Cash flows used for investing activities	(5,339)	(976)	(5,072)
Financing activities			
Proceeds from (repayments of) commercial paper, net	930	(99)	(1,346)
Proceeds from issuance of long-term debt	747	0	2,981
Payments for retirement of long-term debt	(1,583)	(1,350)	(500)
Proceeds from interest rate swap termination	0	513	0
Common stock repurchases	(2,517)	(1,801)	(2,684)
Proceeds from common stock issuances	272	282	299
Share-based compensation excess tax benefit	27	38	62
Customer funds administered	974	204	(461)
Dividends paid	(449)	(36)	(37)
Checks outstanding	(5)	22	1,224
Other	(7)	(48)	(143)
Cash flows used for financing activities	(1,611)	(2,275)	(605)
(Decrease) increase in cash and cash equivalents	(677)	2,374	(1,439)
Cash and cash equivalents, beginning of period	9,800	7,426	8,865
Cash and cash equivalents, end of period	$ 9,123	$ 9,800	$ 7,426
Supplemental cash flow disclosures			
Cash paid for interest	$ 509	$ 527	$ 621
Cash paid for income taxes	$ 2,725	$ 2,048	$ 1,882

See Notes to the Consolidated Financial Statements

UNITEDHEALTH GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group" and "the Company") is a diversified health and well-being company dedicated to making health care work better. The Company emphasizes enhancing the performance of the health system and improving the overall health and well-being of the people it serves and their communities. The Company helps people get the care they need at an affordable cost; supports the physician/patient relationship; and empowers people with the information, guidance and tools they need to make personal health choices and decisions.

The Company's primary focus is on improving the health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care professionals, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through its diversified family of businesses, the Company leverages core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to improve access to health and well-being services, simplify the health care experience, promote quality and make health care more affordable.

2. Basis of Presentation, Use of Estimates and Significant Accounting Policies

Basis of Presentation

The Company has prepared the Consolidated Financial Statements according to U.S. Generally Accepted Accounting Principles (GAAP) and has included the accounts of UnitedHealth Group and its subsidiaries. The Company has eliminated intercompany balances and transactions.

Use of Estimates

These Consolidated Financial Statements include certain amounts based on the Company's best estimates and judgments. The Company's most significant estimates relate to medical costs, medical costs payable, revenues, goodwill, other intangible assets, investments, income taxes and contingent liabilities. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and the Company assumes the economic risk of funding its customers' health care and related administrative costs. The Company recognizes premium revenues in the period in which eligible individuals are entitled to receive health care benefits. The Company records health care premium payments received from its customers in advance of the service period as unearned revenues.

Centers for Medicare and Medicaid Services (CMS) deploys a risk adjustment model that apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. Risk adjustment data for certain of the Company's plans is subject to audit by regulators. See Note 13 of Notes to the Consolidated Financial Statements for additional information regarding these audits.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the health care costs of their employees and employees' dependants. Under service fee contracts, the Company recognizes revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing health care costs for their employees and employees' dependants, and the Company administers the payment of customer funds to physicians and other health care professionals from customer-funded bank accounts. Since the Company has neither the obligation for funding the health care costs, nor the primary responsibility for providing the medical care, the Company does not recognize premium revenue and medical costs for these contracts in its Consolidated Financial Statements.

For both risk-based and fee-based customer arrangements, the Company provides coordination and facilitation of medical services; transaction processing; customer, consumer and care professional services; and access to contracted networks of physicians, hospitals and other health care professionals.

Through the Company's Prescription Solutions pharmacy benefits management (PBM) business, revenues are derived from products sold through a contracted network of retail pharmacies, and from administrative services, including claims processing and formulary design and management. Product revenues include ingredient costs (net of rebates), a negotiated dispensing fee and customer co-payments for drugs dispensed through the Company's mail-service pharmacy. In retail pharmacy transactions, revenues recognized always exclude the member's applicable co-payment. Product revenues are recognized upon sale or shipment based on contract terms. Service revenues are recognized when the prescription claim is adjudicated. The Company has entered into retail service contracts in which it is primarily obligated to pay its network pharmacy providers for benefits provided to their customers regardless if the Company is paid. The Company is also involved in establishing the prices charged by retail pharmacies, determining which drugs will be included in formulary listings and selecting which retail pharmacies will be included in the network offered to plan sponsors' members. As a result, revenues are reported on a gross basis. Product revenues also include sales of Ingenix publishing and software products that are recognized as revenue upon estimated delivery date.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of the Company's obligations for medical care services that have been rendered on behalf of insured consumers but for which the Company has either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care professional contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company adjusts the amount of the estimates, and includes the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, the Company's operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Cash, Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments.

The Company had checks outstanding in excess of bank deposits of $1.3 billion as of December 31, 2010 and $1.2 billion as of December 31, 2009, which were classified as Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets and the changes have been reflected as Checks Outstanding within financing activities in the Consolidated Statements of Cash Flows.

Investments with maturities of less than one year are classified as short-term. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. The Company classifies these investments as held-to-maturity and reports them at amortized cost. Substantially all other investments are classified as available-for-sale and reported at fair value based on quoted market prices, where available.

The Company excludes unrealized gains and losses on investments in available-for-sale securities from earnings and reports them, net of income tax effects, as a separate component of shareholders' equity. The Company evaluates investments for impairment by considering the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company's intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost. For debt securities, if the Company intends to either sell or determines that it will be more likely than not be required to sell a security before recovery of the entire amortized cost basis or maturity of the security, the Company recognizes the entire impairment in earnings. If the Company does not intend to sell the debt security and it determines that it will not be more likely than not be required to sell the security but it does not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income. For equity securities, the Company recognizes impairments in other comprehensive income if it expects to hold the security until fair value increases to at least the security's cost basis and it expects that increase in fair value to occur in a reasonably forecasted period. If the Company intends to sell the equity security or if it believes that recovery of fair value to cost will not occur in a reasonably forecasted period, the Company recognizes the impairment in net earnings. New information and the passage of time can change these judgments. The Company manages its investment portfolio to limit its exposure to any one issuer or market sector, and largely limits its investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with the investment policy. To calculate realized gains and losses on the sale of investments, the Company uses the specific cost or amortized cost of each investment sold.

Assets Under Management

The Company administers certain aspects of AARP's insurance program (see Note 12 of Notes to the Consolidated Financial Statements). Pursuant to the Company's agreement, AARP assets are managed separately from its general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at the Company's discretion, within investment guidelines approved by AARP. The Company does not guarantee any rates of return on these investments and, upon transfer of the AARP contract to another entity, the Company would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund (RSF) liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. Accordingly, they are not included in the Company's earnings.

Other Current Receivables

Other current receivables include amounts due from pharmacy rebates, CMS for Medicare Part D, reinsurance and other miscellaneous amounts due to the Company.

The Company's PBM businesses contract with pharmaceutical manufacturers, some of whom provide rebates based on use of the manufacturers' products by its PBM businesses' affiliated and non-affiliated clients. The Company accrues rebates as they are earned by its clients on a monthly basis based on the terms of the applicable contracts, historical data and current estimates. The PBM businesses bill these rebates to the manufacturers on a monthly or quarterly basis depending on the contractual terms. The PBM businesses record rebates attributable to affiliated clients as a reduction to medical costs. Rebates attributable to non-affiliated clients are accrued as rebates receivable and a reduction of cost of products sold with a corresponding payable for the amounts of the rebates to be remitted to non-affiliated clients in accordance with their contracts and recorded in the Consolidated Statements of Operations as a reduction of Product Revenue. The Company generally receives rebates between two to five months after billing.

For details on the Company's Medicare Part D receivables see "Medicare Part D Pharmacy Benefits Contract" below.

For details on the Company's reinsurance receivable see "Future Policy Benefits and Reinsurance Receivables" below.

Medicare Part D Pharmacy Benefits Contract

The Company serves as a plan sponsor offering Medicare Part D prescription drug insurance coverage under contracts with CMS. Under the Medicare Part D program, there are six separate elements of payment received by the Company during the plan year. These payment elements are as follows:

- *CMS Premium.* CMS pays a fixed monthly premium per member to the Company for the entire plan year.
- *Member Premium.* Additionally, certain members pay a fixed monthly premium to the Company for the entire plan year.
- *Low-Income Premium Subsidy.* For qualifying low-income members, CMS pays some or all of the member's monthly premiums to the Company on the member's behalf.
- *Catastrophic Reinsurance Subsidy.* CMS pays the Company a cost reimbursement estimate monthly to fund the CMS obligation to pay approximately 80% of the costs incurred by individual members in excess of the individual annual out-of-pocket maximum. A settlement is made with CMS based on actual cost experience, after the end of the plan year.
- *Low-Income Member Cost Sharing Subsidy.* For qualifying low-income members, CMS pays on the member's behalf some or all of a member's cost sharing amounts, such as deductibles and coinsurance. The cost sharing subsidy is funded by CMS through monthly payments to the Company. The Company administers and pays the subsidized portion of the claims on behalf of CMS, and a settlement payment is made between CMS and the Company based on actual claims and premium experience, after the end of the plan year.
- *CMS Risk-Share.* Premiums from CMS are subject to risk corridor provisions that compare costs targeted in the Company's annual bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances of more than 5% above or below the original bid submitted by the Company may result in CMS making additional payments to the Company or require the Company to refund to CMS a portion of the premiums it received. The Company estimates and recognizes an adjustment to premium revenues related to the risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions

requires the Company to consider factors that may not be certain, including member eligibility status differences with CMS. The Company records risk-share adjustments to Premium Revenues in the Consolidated Statements of Operations and Other Policy Liabilities or Other Current Receivables in the Consolidated Balance Sheets.

The CMS Premium, the Member Premium, and the Low-Income Premium Subsidy represent payments for the Company's insurance risk coverage under the Medicare Part D program and therefore are recorded as Premium Revenues in the Consolidated Statements of Operations. Premium revenues are recognized ratably over the period in which eligible individuals are entitled to receive prescription drug benefits. The Company records premium payments received in advance of the applicable service period in Unearned Revenues in the Consolidated Balance Sheets.

The Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidy represent cost reimbursements under the Medicare Part D program. The Company is fully reimbursed by CMS for costs incurred for these contract elements and, accordingly, there is no insurance risk to the Company. Amounts received for these subsidies are not reflected as premium revenues, but rather are accounted for as deposits. However, as of December 31, 2009, the amounts received for these subsidies were insufficient to cover the costs incurred for these contract elements; therefore, the Company recorded a receivable in Other Current Receivables in the Consolidated Balance Sheets. Related cash flows are presented as Customer Funds Administered within financing activities in the Consolidated Statements of Cash Flows.

Pharmacy benefit costs and administrative costs under the contract are expensed as incurred and are recognized in Medical Costs and Operating Costs, respectively, in the Consolidated Statements of Operations.

The final 2010 risk-share amount is expected to be settled during the second half of 2011, and is subject to the reconciliation process with CMS.

The Consolidated Balance Sheets include the following amounts associated with the Medicare Part D program:

	December 31, 2010		December 31, 2009	
(in millions)	**CMS Subsidies (a)**	**Risk-Share**	**CMS Subsidies (a)**	**Risk-Share**
Other current receivables	$ 0	$ 0	$271	$ 0
Other policy liabilities	475	265	0	268

(a) Includes the Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidy.

As of January 1, 2011, certain changes were made to the Medicare Part D coverage by CMS, including:

- The initial coverage limit increased to $2,840 from $2,830 in 2010.
- The catastrophic coverage begins at $6,448 as compared to $6,440 in 2010.
- The annual out-of-pocket maximum remained at $4,550 for 2011.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software are stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. The Company reviews property, equipment and capitalized software for events or changes in circumstances that would indicate that it might not recover their carrying value. If the Company determines that an asset may not be recoverable, an impairment charge is recorded.

The Company calculates depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are:

Furniture, fixtures and equipment	3 to 7 years
Buildings	35 to 40 years
Leasehold improvements	7 years or length of lease term, whichever is shorter
Capitalized software	3 to 5 years

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, the Company performs a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, the Company would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit's assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

The Company calculates the estimated fair value of our reporting units using discounted cash flows. To determine fair values the Company must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (includes significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

The Company completed its annual assessment of goodwill as of January 1, 2011 and determined that other than the $172 million impairment related to the Ingenix business discussed in Note 6 of Notes to Consolidated Financial Statements, no impairment existed as of December 31, 2010. Although the Company believes that the financial projections used are reasonable and appropriate for all of its reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by potential health care reforms, as any passed legislation may significantly change the forecasts and long-term growth rate assumptions for some or all of its reporting units.

Intangible assets

Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance (e.g., membership lists, customer contracts, and trademarks). The Company does not have material holdings of indefinite lived intangible assets. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, an impairment would be recorded.

The Company calculates the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. The Company considers many factors, including estimated future utility to estimate cash flows. There were no material impairments of finite lived intangible assets during the year ended December 31, 2010.

Other Policy Liabilities

Other policy liabilities include the RSF associated with the AARP program (see Note 12 of Notes to the Consolidated Financial Statements), health savings account deposits, deposits under the Medicare Part D program (see "Medicare Part D Pharmacy Benefits Contract" above), and the current portion of future policy benefits. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Future Policy Benefits and Reinsurance Receivables

Future policy benefits represent account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products and for long-duration health policies sold to individuals for which some of the premium received in the earlier years is intended to pay benefits to be incurred in future years. As a result of the 2005 sale of the life and annuity business within the Company's Golden Rule Financial Corporation (Golden Rule) subsidiary under an indemnity reinsurance arrangement, the Company has maintained a liability associated with the reinsured contracts, as it remains primarily liable to the policyholders, and has recorded a corresponding reinsurance receivable due from the purchaser. As of December 31, 2010, the Company had an aggregate $2.0 billion reinsurance receivable, of which $126 million was recorded in Other Current Receivables and $1.9 billion was recorded in Other Assets in the Consolidated Balance Sheets. As of December 31, 2009, the Company had an aggregate $2.0 billion reinsurance receivable, of which $139 million was recorded in Other Current Receivables and $1.9 billion was recorded in Other Assets in the Consolidated Balance Sheets. The Company evaluates the financial condition of the reinsurer and only records the reinsurance receivable to the extent of probable recovery. Currently, the reinsurer is rated by A.M. Best as "A." As of December 31, 2010, there were no other significant concentrations of credit risk

Policy Acquisition Costs

The Company's short duration health insurance contracts typically have a one-year term and may be cancelled by the customer with at least 30 days notice. Costs related to the acquisition and renewal of short duration customer contracts are charged to expense as incurred.

Share-Based Compensation

Share-based compensation expense is measured at the grant date fair values of the awards and is recognized as expense over the period in which the share-based compensation vests.

Net Earnings Per Common Share

The Company computes basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. The Company determines diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares associated with stock options, restricted stock and restricted stock units (collectively, restricted shares), using the treasury stock method. The treasury stock method assumes exercise of stock options and vesting of restricted shares, with the assumed proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Recent Accounting Standards

Recently Adopted Accounting Standards. In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This update amends the fair value guidance of the FASB Accounting Standards Codification (ASC) to require additional disclosures regarding (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements regarding (i) the level of asset and liability disaggregation and (ii) fair value measurement inputs and valuation techniques. The new disclosures and clarifications of existing disclosures were effective for the Company's fiscal year 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective for the Company's fiscal year 2011. The Company's fair value disclosures, including the new disclosures effective in 2010, have been included in Note 4 of Notes to the Consolidated Financial Statements.

The Company has determined that there have been no recently issued accounting standards that will have a material impact on its Consolidated Financial Statements, or materially apply to its operations.

3. Investments

A summary of short-term and long-term investments is as follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
Debt securities — available-for-sale:				
U.S. government and agency obligations	$ 2,214	$ 28	$ (8)	$ 2,234
State and municipal obligations	6,007	183	(42)	6,148
Corporate obligations	5,111	210	(11)	5,310
U.S. agency mortgage-backed securities	1,851	58	(6)	1,903
Non-U.S. agency mortgage-backed securities	439	26	0	465
Total debt securities — available-for-sale	15,622	505	(67)	16,060
Equity securities — available-for-sale	508	22	(14)	516
Debt securities — held-to-maturity:				
U.S. government and agency obligations	167	5	0	172
State and municipal obligations	15	0	0	15
Corporate obligations	21	0	0	21
Total debt securities — held-to-maturity	203	5	0	208
Total investments	$16,333	$532	$(81)	$16,784
December 31, 2009				
Debt securities — available-for-sale:				
U.S. government and agency obligations	$ 1,566	$ 12	$(11)	$ 1,567
State and municipal obligations	6,080	248	(11)	6,317
Corporate obligations	3,278	149	(6)	3,421
U.S. agency mortgage-backed securities	1,870	64	(3)	1,931
Non-U.S. agency mortgage-backed securities	535	8	(5)	538
Total debt securities — available-for-sale	13,329	481	(36)	13,774
Equity securities — available-for-sale	579	12	(14)	577
Debt securities — held-to-maturity:				
U.S. government and agency obligations	158	4	0	162
State and municipal obligations	17	0	0	17
Corporate obligations	24	0	0	24
Total debt securities — held-to-maturity	199	4	0	203
Total investments	$14,107	$497	$(50)	$14,554

Included in the Company's investment portfolio were securities collateralized by sub-prime home equity lines of credit with fair values of $6 million and $9 million as of December 31, 2010 and 2009, respectively. Also included were Alt-A securities with fair values of $15 million and $19 million as of December 31, 2010 and 2009, respectively.

The fair values of the Company's mortgage-backed securities by credit rating and non-U.S. agency mortgage-backed securities by origination as of December 31, 2010 were as follows:

(in millions)	AAA	AA	A	Non-Investment Grade	Total Fair Value
2010	$ 8	$0	$0	$ 0	$ 8
2007	73	0	0	3	76
2006	123	0	0	14	137
2005	140	0	0	3	143
Pre-2005	98	1	1	1	101
U.S. agency mortgage-backed securities	1,903	0	0	0	1,903
Total	$2,345	$1	$1	$21	$2,368

The amortized cost and fair value of available-for-sale debt securities as of December 31, 2010, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 2,251	$ 2,260
Due after one year through five years	5,195	5,401
Due after five years through ten years	3,860	3,984
Due after ten years	2,026	2,047
U.S. agency mortgage-backed securities	1,851	1,903
Non-U.S. agency mortgage-backed securities	439	465
Total debt securities — available-for-sale	$15,622	$16,060

The amortized cost and fair value of held-to-maturity debt securities as of December 31, 2010, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 66	$ 66
Due after one year through five years	105	108
Due after five years through ten years	22	23
Due after ten years	10	11
Total debt securities — held-to-maturity	$203	$208

The fair value of available-for-sale investments with gross unrealized losses by investment type and length of time that individual securities have been in a continuous unrealized loss position were as follows:

(in millions)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2010						
Debt securities — available-for-sale:						
U.S. government and agency obligations	$ 548	$ (8)	$ 0	$ 0	$ 548	$ (8)
State and municipal obligations	1,383	(40)	18	(2)	1,401	(42)
Corporate obligations	949	(11)	14	0	963	(11)
U.S. agency mortgage-backed securities	355	(6)	0	0	355	(6)
Total debt securities — available-for-sale	$3,235	$(65)	$ 32	$ (2)	$3,267	$(67)
Equity securities — available-for-sale	$ 206	$(14)	$ 11	$ 0	$ 217	$(14)
December 31, 2009						
Debt securities — available-for-sale:						
U.S. government and agency obligations	$ 437	$(11)	$ 4	$ 0	$ 441	$(11)
State and municipal obligations	392	(6)	100	(5)	492	(11)
Corporate obligations	304	(3)	69	(3)	373	(6)
U.S. agency mortgage-backed securities	355	(3)	2	0	357	(3)
Non-U.S. agency mortgage-backed securities	134	(1)	86	(4)	220	(5)
Total debt securities — available-for-sale	$1,622	$(24)	$261	$(12)	$1,883	$(36)
Equity securities — available-for-sale	$ 169	$(13)	$ 1	$ (1)	$ 170	$(14)

The Company's mortgage-backed securities in an unrealized loss position by credit rating distribution were as follows:

(in millions)	December 31, 2010		December 31, 2009	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
AAA	$355	$(6)	$543	$(6)
AA	0	0	31	(2)
A	0	0	0	0
BBB	0	0	1	0
Non-investment grade	0	0	2	0
Total	$355	$(6)	$577	$(8)

The unrealized losses from all securities as of December 31, 2010 were generated from approximately 2,600 positions out of a total of approximately 14,000 positions. The Company believes that it will collect the principal and interest due on its investments that have an amortized cost in excess of fair value. The unrealized losses on investments in state and municipal obligations and corporate obligations as of December 31, 2010 were primarily caused by interest rate increases and not by unfavorable changes in the credit ratings associated with these securities. The Company evaluates impairment at each reporting period for securities where the fair value of the investment is less than its amortized cost. The Company evaluated the underlying credit quality of the issuers and the credit ratings of the state and municipal obligations and the corporate obligations, noting neither a significant deterioration since purchase nor other factors leading to an other-than-temporary impairment (OTTI). The unrealized losses on mortgage-backed securities as of December 31, 2010 were primarily caused by higher interest rates in the marketplace, reflecting the higher perceived risk assigned by fixed-income investors to commercial mortgage-backed securities. These unrealized losses represented less than 1% of the total amortized cost of the Company's mortgage-backed security holdings as of December 31, 2010. The Company believes these losses to be temporary. All of the Company's mortgage-backed securities in an unrealized loss position as of December 31, 2010 were rated "AAA" with no known deterioration or other factors leading to an OTTI. As of December 31, 2010, the Company did not have the intent to sell any of the securities in an unrealized loss position.

As of December 31, 2010, the Company's holdings of non-U.S. agency mortgage-backed securities included $8 million of commercial mortgage loans in default. These investments were acquired in the first quarter of 2008 pursuant to an acquisition and were recorded at fair value. They represented less than 1% of the Company's total mortgage-backed security holdings as of December 31, 2010.

A portion of the Company's investments in equity securities and venture capital funds consists of investments held in various public and nonpublic companies concentrated in the areas of health care services and related information technologies. Market conditions that affect the value of health care and related technology stocks will likewise impact the value of the Company's equity portfolio. The equity securities and venture capital funds were evaluated for severity and duration of unrealized loss, overall market volatility and other market factors.

Net realized gains (losses), before taxes, were from the following sources:

(in millions)	Year Ended December 31,		
	2010	2009	2008
Total OTTI	$ (23)	$ (64)	$(121)
Portion of loss recognized in other comprehensive income	0	0	n/a
Net OTTI recognized in earnings	(23)	(64)	(121)
Gross realized losses from sales	(6)	(41)	(50)
Gross realized gains from sales	100	116	165
Net realized gains (losses)	$ 71	$ 11	$ (6)

For the years ended December 31, 2010 and 2009, all of the recorded OTTI charges resulted from the Company's intent to sell certain impaired securities.

4. Fair Value

Fair values of available-for-sale debt and equity securities are based on quoted market prices, where available. The Company obtains one price for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to prices reported by its custodian, its investment consultant and third-party investment advisors. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. Based on the Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services, the Company has not historically adjusted the prices obtained from the pricing service.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The fair value hierarchy is as follows:

Level 1 — Quoted (unadjusted) prices for identical assets/liabilities in active markets.

Level 2 — Other observable inputs, either directly or indirectly, including:

- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data.

The following table presents information about the Company's financial assets and liabilities, excluding AARP Program-related assets and liabilities, which are measured at fair value on a recurring basis, according to the valuation techniques the Company used to determine their fair values. See Note 12 of Notes to the Consolidated Financial Statements for further detail on AARP.

(in millions)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2010				
Cash and cash equivalents	$ 8,069	$ 1,054	$ 0	$ 9,123
Debt securities — available-for-sale:				
U.S. government and agency obligations	1,515	719	0	2,234
State and municipal obligations	0	6,148	0	6,148
Corporate obligations	31	5,146	133	5,310
U.S. agency mortgage-backed securities	0	1,903	0	1,903
Non-U.S. agency mortgage-backed securities	0	457	8	465
Total debt securities — available-for-sale	1,546	14,373	141	16,060
Equity securities — available-for-sale	306	2	208	516
Total cash, cash equivalents and investments at fair value	9,921	15,429	349	25,699
Interest rate swap assets	0	46	0	46
Total assets at fair value	$ 9,921	$15,475	$349	$25,745
Percentage of total assets at fair value	39%	60%	1%	100%
Interest rate swap liabilities	$ 0	$ 104	$ 0	$ 104
December 31, 2009				
Cash and cash equivalents	$ 9,135	$ 665	$ 0	$ 9,800
Debt securities — available-for-sale:				
U.S. government and agency obligations	1,024	543	0	1,567
State and municipal obligations	0	6,317	0	6,317
Corporate obligations	18	3,293	110	3,421
U.S. agency mortgage-backed securities	0	1,931	0	1,931
Non-U.S. agency mortgage-backed securities	0	528	10	538
Total debt securities — available-for-sale	1,042	12,612	120	13,774
Equity securities — available-for-sale	262	3	312	577
Total cash, cash equivalents and investments at fair value	$10,439	$13,280	$432	$24,151
Percentage of total cash, cash equivalents and investments at fair value	43%	55%	2%	100%

There were no transfers between Levels 1 and 2 during the year ended December 31, 2010.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months. Fair values of cash equivalent instruments that do not trade on a regular basis in active markets are classified as Level 2.

Debt Securities. The estimated fair values of debt securities held as available-for-sale are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. Fair values of debt securities that do not trade on a regular basis in active markets are classified as Level 2.

Equity Securities. Equity securities are held as available-for-sale investments. Fair value estimates for Level 1 and Level 2 publicly traded equity securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The fair values of Level 3 investments in venture capital portfolios are estimated using market modeling approaches that rely heavily on management assumptions and qualitative observations. These investments totaled $166 million and $282 million as of December 31, 2010 and 2009, respectively. The fair values of the Company's various venture capital investments are computed using limited quantitative and qualitative observations of activity for similar companies in the current market. The key inputs utilized in the Company's market modeling include, as applicable, transactions for comparable companies in similar industries and having similar revenue and growth characteristics; similar preferences in the capital structure; discounted cash flows; liquidation values and milestones established at initial funding; and the assumption that the values of the Company's venture capital investments can be inferred from these inputs. The Company's remaining Level 3 equity securities holdings of $42 million and $30 million as of December 31, 2010 and 2009, respectively, consist of preferred stock and other items for which there are no active markets.

Interest Rate Swaps. Fair values of the Company's interest rate swaps are estimated using the terms of the swaps and publicly available market yield curves. Because the swaps are unique and not actively traded, the fair values are classified as Level 2.

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level 3 inputs is as follows:

	December 31, 2010			December 31, 2009			December 31, 2008		
(in millions)	**Debt Securities**	**Equity Securities**	**Total**	**Debt Securities**	**Equity Securities**	**Total**	**Debt Securities**	**Equity Securities**	**Total**
Balance at beginning of period	$120	$ 312	$ 432	$ 62	$304	$366	$ 0	$133	$133
Purchases (sales), net	19	(122)	(103)	64	22	86	14	202	216
Net unrealized gains in accumulated other comprehensive income	0	9	9	0	7	7	0	2	2
Net realized gains (losses) in investment and other income	2	9	11	(6)	(21)	(27)	0	(54)	(54)
Transfers into Level 3	0	0	0	0	0	0	48	21	69
Balance at end of period	$141	$ 208	$ 349	$120	$312	$432	$62	$304	$366

With the exception of the goodwill impairment related to the Ingenix business, as discussed in Note 6 of Notes to the Consolidated Financial Statements, there were no significant fair value adjustments recorded during the years ended December 31, 2010 and 2009 for non-financial assets and liabilities or financial assets and liabilities that are measured at fair value on a nonrecurring basis. These assets and liabilities are subject to fair value adjustments only in certain circumstances, such as when the Company records an impairment and are classified as Level 3.

The table below includes fair values for certain financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

(in millions)	December 31, 2010 Carrying Value	December 31, 2010 Fair Value	December 31, 2009 Carrying Value	December 31, 2009 Fair Value
Assets				
Debt securities — available-for-sale	$16,060	$16,060	$13,774	$13,774
Equity securities — available-for-sale	516	516	577	577
Debt securities — held-to-maturity	203	208	199	203
AARP Program-related investments	2,435	2,435	2,114	2,114
Interest rate swap assets	46	46	0	0
Liabilities				
Senior unsecured notes	10,212	10,903	11,173	11,043
Interest rate swap liabilities	104	104	0	0

In addition to the previously described methods and assumptions for debt and equity securities and interest rate swaps, the following are the methods and assumptions used to estimate the fair value of the other financial instruments:

AARP Program-related Investments. AARP Program-related investments consist of debt and equity securities held to fund costs associated with the AARP Program (see Note 12 of Notes to the Consolidated Financial Statements). The Company elected to measure the AARP assets under management at fair value pursuant to the fair value option. See the preceding discussion regarding the methods and assumptions used to estimate the fair value of investments in debt and equity securities.

Senior Unsecured Notes. The fair values of the senior unsecured notes are estimated based on third-party quoted market prices for the same or similar issues.

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts and other current receivables, unearned revenues, commercial paper, accounts payable and accrued liabilities approximate fair value because of their short-term nature. These assets and liabilities are not listed in the table above.

5. Property, Equipment and Capitalized Software

A summary of property, equipment and capitalized software is as follows:

(in millions)	December 31, 2010	December 31, 2009
Land	$ 38	$ 32
Buildings and improvements	764	662
Computer equipment	1,418	1,504
Furniture and fixtures	224	235
Less accumulated depreciation	(1,417)	(1,487)
Property and equipment, net	1,027	946
Capitalized software	2,535	2,445
Less accumulated amortization	(1,362)	(1,251)
Capitalized software, net	1,173	1,194
Total property, equipment and capitalized software, net	$ 2,200	$ 2,140

Depreciation expense for property and equipment for 2010, 2009 and 2008 was $398 million, $436 million and $439 million, respectively. Amortization expense for capitalized software for 2010, 2009 and 2008 was $349 million, $314 million and $290 million, respectively.

6. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by reporting segment, were as follows:

(in millions)	Health Benefits	OptumHealth	Ingenix	Prescription Solutions	Consolidated
Balance at January 1, 2009	$17,044	$1,152	$1,052	$840	$20,088
Acquisitions	161	40	415	0	616
Subsequent payments and adjustments, net	61	(34)	(4)	0	23
Balance at December 31, 2009	17,266	1,158	1,463	840	20,727
Acquisitions	0	187	2,022	0	2,209
Impairment	0	0	(172)	0	(172)
Subsequent payments and adjustments, net	(14)	0	(5)	0	(19)
Balance at December 31, 2010	$17,252	$1,345	$3,308	$840	$22,745

In 2010, there was a decline in the economic environment and competitive landscape for the clinical trial support businesses within one of the Ingenix reporting units. These businesses experienced unexpected declines in new business authorizations from historical levels including continued delays in and lengthening of the selling cycle. During this time the Company began evaluating strategic options with respect to the clinical trial support businesses. In December 2010, as part of the annual goodwill impairment analysis, the Company considered the aforementioned market conditions and operating results as well as indications of interest the Company began to receive on the clinical trial support businesses as the fair value of the reporting unit was evaluated. As a result of that analysis, the Company determined that the implied fair value of the reporting unit was less than its carrying value and an impairment charge of $172 million was recorded. The implied fair value of the reporting unit was determined by a combination of valuation techniques, including discounting future expected cash flows and expected sale proceeds.

The gross carrying value, accumulated amortization and net carrying value of other intangible assets were as follows:

	December 31, 2010			December 31, 2009		
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer contracts and membership lists	$3,623	$(1,038)	$2,585	$2,864	$ (796)	$2,068
Patents, trademarks and technology	505	(246)	259	437	(187)	250
Other	132	(66)	66	118	(55)	63
Total	$4,260	$(1,350)	$2,910	$3,419	$(1,038)	$2,381

The acquisition date fair values and weighted-average useful lives assigned to finite-lived intangible assets acquired in business combinations consisted of the following by year of acquisition:

	2010		2009	
(in millions, except years)	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
Customer contracts and membership lists	$786	14 years	$239	12 years
Patents, trademarks, and technology	94	8 years	41	9 years
Other	14	9 years	1	2 years
Total acquired finite-lived intangible assets	$894	13 years	$281	12 years

Estimated full year amortization expense relating to intangible assets for each of the next five years is as follows:

(in millions)	Estimated Amortization Expense
2011	$316
2012	312
2013	304
2014	294
2015	280

Amortization expense relating to intangible assets for 2010, 2009 and 2008 was $317 million, $241 million and $252 million, respectively.

7. Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of the Company's obligations for medical care services that have been rendered on behalf of insured consumers, but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical costs payable estimates recorded in prior periods develop, the Company adjusts the amount of the estimates and includes the changes in estimates in medical costs in the period in which the change is identified.

For the year ended December 31, 2010, there was $800 million of net favorable medical cost development related to prior fiscal years. The favorable development in 2010 was primarily driven by lower than expected health system utilization levels; more efficient claims handling and processing, which results in higher completion factors; a reduction in reserves needed for disputed claims from care providers; and favorable resolution of certain state-based assessments.

None of the factors discussed above were individually material to the net favorable medical cost development for the years ended 2009 and 2008.

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2010	2009	2008
Medical costs payable, beginning of period	$ 9,362	$ 8,664	$ 8,331
Acquisitions	0	252	331
Reported medical costs:			
Current year	69,641	65,599	60,589
Prior years	(800)	(310)	(230)
Total reported medical costs	68,841	65,289	60,359
Claim payments:			
Payments for current year	(60,949)	(57,109)	(52,872)
Payments for prior year	(8,034)	(7,734)	(7,485)
Total claim payments	(68,983)	(64,843)	(60,357)
Medical costs payable, end of period	$ 9,220	$ 9,362	$ 8,664

8. Commercial Paper and Long-Term Debt

Commercial paper and long-term debt consisted of the following:

(in millions)	December 31, 2010 Par Value	December 31, 2010 Carrying Value	December 31, 2010 Fair Value	December 31, 2009 Par Value	December 31, 2009 Carrying Value	December 31, 2009 Fair Value
Commercial paper	$ 930	$ 930	$ 930	$ 0	$ 0	$ 0
Senior unsecured floating-rate notes due June 2010	0	0	0	500	500	499
5.1% senior unsecured notes due November 2010	0	0	0	250	257	259
Senior unsecured floating-rate notes due February 2011	250	250	250	250	250	251
5.3% senior unsecured notes due March 2011	705	712	711	750	781	777
5.5% senior unsecured notes due November 2012	352	372	377	450	480	481
4.9% senior unsecured notes due February 2013	534	541	568	550	549	575
4.9% senior unsecured notes due April 2013	409	425	437	450	464	472
4.8% senior unsecured notes due February 2014	172	186	184	250	268	256
5.0% senior unsecured notes due August 2014	389	425	423	500	540	518
4.9% senior unsecured notes due March 2015	416	456	444	500	544	513
5.4% senior unsecured notes due March 2016	601	666	661	750	847	772
5.4% senior unsecured notes due November 2016	95	95	105	95	95	98
6.0% senior unsecured notes due June 2017	441	484	491	500	587	523
6.0% senior unsecured notes due November 2017	156	167	174	250	285	258
6.0% senior unsecured notes due February 2018	1,100	1,065	1,249	1,100	1,099	1,136
3.9% senior unsecured notes due October 2020	450	413	429	0	0	0
Zero coupon senior unsecured notes due November 2022	1,095	588	677	1,095	558	611
5.8% senior unsecured notes due March 2036	850	844	862	850	844	762
6.5% senior unsecured notes due June 2037	500	495	552	500	495	493
6.6% senior unsecured notes due November 2037	650	645	729	650	645	651
6.9% senior unsecured notes due February 2038	1,100	1,085	1,281	1,100	1,085	1,138
5.7% senior unsecured notes due October 2040	300	298	299	0	0	0
Total commercial paper and long-term debt	$11,495	$11,142	$11,833	$11,340	$11,173	$11,043

Maturities of commercial paper and long-term debt for the years ending December 31 are as follows:

(in millions)	Maturities of Long-Term Debt
2011	$1,892
2012	372
2013	966
2014	611
2015	456
Thereafter	6,257
$1,095 million par, zero coupon senior unsecured notes due November 2022 (a)	588

(a) These notes have been included in current maturities of long-term debt in the Consolidated Balance Sheets as of December 31, 2010 and 2009 due to a current note holder option to "put" the note to the Company which began on November 15, 2010, and recurs each November 15 thereafter until 2022 (except 2014), at accreted value.

Commercial Paper and Bank Credit Facility

Commercial paper consists of senior unsecured debt sold on a discount basis with maturities up to 270 days. As of December 31, 2010, the Company's outstanding commercial paper had a weighted-average annual interest rate of 0.4%.

The Company has a $2.5 billion five-year revolving bank credit facility with 23 banks, which matures in May 2012. This facility supports the Company's commercial paper program and is available for general corporate purposes. There were no amounts outstanding under this facility as of December 31, 2010. The interest rate is variable based on term and amount and is calculated based on the London Interbank Offered Rate (LIBOR) plus a spread. As of December 31, 2010, the annual interest rate on this facility, had it been drawn, would have ranged from 0.5% to 0.7%.

Debt Covenants

The Company's bank credit facility contains various covenants including requiring the Company to maintain a debt-to-total-capital ratio, calculated as debt divided by the sum of debt and shareholders' equity, below 50%. The Company was in compliance with its debt covenants as of December 31, 2010.

Long-Term Debt

In October 2010, the Company issued $750 million in senior unsecured notes under its February 2008 S-3 shelf registration statement. The issuance included $450 million of 3.875% fixed-rate notes due October 2020 and $300 million of 5.700% fixed-rate notes due October 2040.

In February 2010, the Company completed cash tender offers for $775 million in aggregate principal of certain of its outstanding fixed-rate notes to improve the matching of interest rate exposure related to its floating rate assets and liabilities on its balance sheet.

In February 2008, the Company issued a total of $3.0 billion in senior unsecured debt, which included: $250 million of floating-rate notes due February 2011, $550 million of 4.9% fixed-rate notes due February 2013, $1.1 billion of 6.0% fixed-rate notes due February 2018 and $1.1 billion of 6.9% fixed-rate notes due February 2038.

Interest Rate Swap Contracts

During 2010, the Company entered into interest rate swap contracts to convert a portion of its interest rate exposure from fixed rates to floating rates to more closely align interest expense with interest income received on its cash equivalent and investment balances. The floating rates are benchmarked to LIBOR. The swaps are designated as fair value hedges on fixed-rate debt issues maturing between March 2011 through March 2016 and June 2017 through October 2020. Since the specific terms and notional amounts of the swaps match those of the debt being hedged, they were assumed to be highly effective hedges and all changes in fair value of the swaps were recorded on the Consolidated Balance Sheets with no net impact recorded in the Consolidated Statements of Operations.

The following table summarizes the location and fair value of fair value hedges on the Company's Consolidated Balance Sheet as of December 31, 2010:

Notional Amount (in millions)	Balance Sheet Location	Fair Value (in millions)
$ 5,725	Other assets	$46
	Other liabilities	104

The following table provides a summary of the effect of changes in fair value of fair value hedges on the Company's Consolidated Statement of Operations:

(in millions)	Year Ended December 31, 2010
Hedge loss recognized in interest expense	$(58)
Hedged item gain recognized in interest expense	58
Net impact on the Company's Consolidated Statement of Operations	$ 0

9. Income Taxes

The components of the provision for income taxes for the years ended December 31 are as follows:

(in millions)	2010	2009	2008
Current Provision:			
Federal	$2,524	$1,924	$1,564
State and local	180	78	145
Total current provision	2,704	2,002	1,709
Deferred provision	45	(16)	(62)
Total provision for income taxes	$2,749	$1,986	$1,647

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the years ended December 31 is as follows:

(in millions, except percentages)	2010		2009		2008	
Tax provision at the U.S. federal statutory rate	$2,584	35.0%	$2,033	35.0%	$1,618	35.0%
State income taxes, net of federal benefit	129	1.7	66	1.1	106	2.2
Settlement of state exams, net of federal benefit	(3)	0	(40)	(0.7)	(12)	(0.2)
Tax-exempt investment income	(65)	(0.9)	(70)	(1.2)	(69)	(1.5)
Non-deductible compensation	64	0.9	0	0	0	0
Other, net	40	0.5	(3)	0	4	0.1
Provision for income taxes	$2,749	37.2%	$1,986	34.2%	$1,647	35.6%

The increase in the effective income tax rate in 2010 resulted primarily from a benefit in the 2009 tax rate from the resolution of various historical state income tax matters, as well as from the limitations on the future deductibility of certain compensation related to the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010 (Health Reform Legislation), which was signed into law during the first quarter of 2010.

The components of deferred income tax assets and liabilities as of December 31 are as follows:

(in millions)	2010	2009
Deferred income tax assets:		
Share-based compensation	$ 385	$ 419
Net operating loss carryforwards	285	206
Accrued expenses and allowances	233	201
Long term liabilities	147	164
Medical costs payable and other policy liabilities	102	218
Unearned revenues	78	58
Unrecognized tax benefits	62	55
Other	215	190
Subtotal	1,507	1,511
Less: valuation allowances	(247)	(198)
Total deferred income tax assets	$ 1,260	$ 1,313
Deferred income tax liabilities:		
Intangible assets	$(1,104)	$ (890)
Capitalized software development	(450)	(449)
Net unrealized gains on investments	(161)	(163)
Depreciation and amortization	(140)	(80)
Prepaid expenses	(92)	(90)
Total deferred income tax liabilities	(1,947)	(1,672)
Net deferred income tax liabilities	$ (687)	$ (359)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards of $149 million expire beginning in 2011 through 2030, and state net operating loss carryforwards expire beginning in 2011 through 2029.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

(in millions)	2010	2009
Gross unrecognized tax benefits, beginning of period	$220	$340
Gross increases:		
Current year tax positions	13	10
Prior year tax positions	30	11
Gross decreases:		
Prior year tax positions	0	(62)
Settlements	0	(61)
Statute of limitations lapses	(43)	(18)
Gross unrecognized tax benefits, end of period	$220	$220

The Company classifies interest and penalties associated with uncertain income tax positions as income taxes within its Consolidated Financial Statements. During the year ended December 31, 2010, the Company recognized $15 million of interest expense and penalties. During the year ended December 31, 2009, the Company recognized a net tax benefit of $7 million generated from the reduction in interest accrued from the release of previously accrued tax matters. As of December 31, 2010, the Company had $63 million of accrued interest and penalties for uncertain tax positions and, as of December 31, 2009, the Company had $44 million of accrued interest. These amounts are not included in the reconciliation above. As of December 31, 2010, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate, was $128 million.

The Company currently files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) has completed exams on the consolidated income tax returns for fiscal years 2009 and prior. The Company's 2010 tax returns are under advance review by the IRS under its Compliance Assurance Program. With the exception of a few states, the Company is no longer subject to income tax examinations prior to 2004. The Company does not believe any adjustments that may result from these examinations will be significant.

The Company believes it is reasonably possible that its liability for unrecognized tax benefits will decrease in the next twelve months by $118 million as a result of audit settlements and the expiration of statutes of limitations in certain major jurisdictions.

10. Shareholders' Equity

Regulatory Capital and Dividend Restrictions

The Company's regulated subsidiaries are subject to regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the National Association of Insurance Commissioners. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2010, based on the 2009 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends that could be paid was $3.2 billion. For the year ended December 31, 2010, the Company's regulated subsidiaries paid their parent companies dividends of $3.2 billion, including $686 million of extraordinary dividends. For the year ended December 31, 2009, the Company's regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $2.5 billion of extraordinary dividends. The total dividends received in both 2010 and 2009 included all of the ordinary dividend capacity of $3.2 billion and $3.1 billion, respectively. In some cases, ordinary dividends were classified as extraordinary dividends due to their increased size and/or accelerated timing. As of December 31, 2010, $974 million of the Company's $25.9 billion of cash and investments was held by non-regulated entities.

The Company's regulated subsidiaries had aggregate statutory capital and surplus of approximately $11 billion as of December 31, 2010; regulated entity statutory capital exceeded state minimum capital requirements.

OptumHealth Bank must meet minimum requirements for Tier 1 leverage capital, Tier 1 risk-based capital, and Total risk-based capital of the Federal Deposit Insurance Corporation (FDIC) to be considered "Well Capitalized" under the capital adequacy rules to which it is subject. At December 31, 2010, the Company believes that OptumHealth Bank met the FDIC requirements to be considered "Well Capitalized".

Dividends

In May 2010, the Company's Board of Directors increased the Company's cash dividend to shareholders and moved the Company to a quarterly dividend payment cycle. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. Prior to May 2010, the Company's policy had been to pay an annual dividend.

The following table provides details of the Company's dividend payments:

Year	Aggregate Amount per Share	Total Amount Paid
		(in millions)
2008	$0.030	$ 37
2009	0.030	36
2010	0.405	449

Share Repurchase Program

Under its Board of Directors' authorization, the Company maintains a share repurchase program. The objectives of the share repurchase program are to optimize the Company's capital structure and cost of capital, thereby improving returns to shareholders, as well as to offset the dilutive impact of share-based awards. Repurchases may be made from time to time at prevailing prices in the open market, subject to certain Board restrictions. In February 2010, the Board renewed and increased the Company's share repurchase program, and authorized the Company to repurchase up to 120 million shares of its common stock. During the year ended December 31, 2010, the Company repurchased 76 million shares at an average price of approximately $33 per share and an aggregate cost of $2.5 billion. As of December 31, 2010, the Company had Board authorization to purchase up to an additional 48 million shares of its common stock.

11. Share-Based Compensation

The Company's 2002 Stock Incentive Plan (Plan), as amended and restated May 15, 2002, is intended to attract and retain employees and non-employee directors, offer them incentives to put forth maximum efforts for the success of the Company's business and afford them an opportunity to acquire a proprietary interest in the Company. The Plan allows the Company to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards to eligible employees and non-employee directors. The Plan incorporates the following prior plans: 1991 Stock and Incentive Plan, 1998 Broad-Based Stock Incentive Plan and Non-employee Director Stock Option Plan. All outstanding stock options, restricted stock and other awards issued under the prior plans shall remain subject to the terms and conditions of these plans under which they were issued.

As of December 31, 2010, the Company had 63.4 million shares available for future grants of share-based awards under its share-based compensation plan, including, but not limited to, incentive or non-qualified stock options, stock-settled stock appreciation rights (SARs), and up to 12.5 million of awards in restricted stock and restricted stock units (collectively, restricted shares). The Company's outstanding share-based awards consist mainly of non-qualified stock options, SARs and restricted shares.

Stock Options and SARs

Stock options and SARs generally vest ratably over four to six years and may be exercised up to 10 years from the date of grant. Stock option and SAR activity for the year ended December 31, 2010 is summarized in the table below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in millions)		(in years)	(in millions)
Outstanding at beginning of period	124	$39		
Granted	10	33		
Exercised	(12)	19		
Forfeited	(10)	39		
Outstanding at end of period	112	$40	5.3	$395
Exercisable at end of period	82	$42	4.4	$283
Vested and expected to vest end of period	110	$40	5.3	$388

To determine compensation expense related to the Company's stock options and SARs, the fair value of each award is estimated on the date of grant using an option-pricing model. For purposes of estimating the fair value of the Company's employee stock option and SAR grants, the Company uses a binomial model. The principal assumptions the Company used in applying the option-pricing models were as follows:

	2010	2009	2008
Risk free interest rate	1.0% - 2.1%	1.7% - 2.4%	2.2% - 3.4%
Expected volatility	45.4% - 46.2%	41.3% - 46.8%	29.5%
Expected dividend yield	0.1% - 1.7%	0.1%	0.1%
Forfeiture rate	5.0%	5.0%	5.0%
Expected life in years	4.6 - 5.1	4.4 - 5.1	4.3

Risk-free interest rates are based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on the historical volatility of the Company's common stock and the implied volatility from exchange-traded options on the Company's common stock. Beginning in 2009, the Company changed the weighting of historical and implied volatilities used in the calculation of expected volatility to 90% and 10%, respectively. Before the change, the Company had weighted historical and implied volatility equally. Due to the significant economic turbulence and resulting instability of the exchange-traded options throughout 2008, the Company concluded that they were no longer as representative of the fair value of its common stock over the expected life of its options and SARs. The change had no impact on the Company's reported Net Earnings nor Earnings per Share. The Company uses historical data to estimate option and SAR exercises and forfeitures within the valuation model. The expected lives of options and SARs granted represents the period of time that the awards granted are expected to be outstanding based on historical exercise patterns.

The weighted-average grant date fair value of stock options and SARs granted for 2010, 2009 and 2008 was approximately $13 per share, $10 per share and $9 per share. The total intrinsic value of stock options and SARs exercised during 2010, 2009 and 2008 was $164 million, $282 million and $244 million, respectively.

Restricted Shares

Restricted shares generally vest ratably over three to five years. Compensation expense related to restricted shares is based on the share price on date of grant. Restricted share activity for the year ended December 31, 2010 is summarized in the table below:

(shares in millions)	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of period	11	$32
Granted	6	32
Vested	(3)	33
Forfeited	(1)	32
Nonvested at end of period	13	$31

The weighted-average grant date fair value of restricted shares granted during 2010, 2009 and 2008 was approximately $32 per share, $29 per share and $34 per share, respectively. The total fair value of restricted shares vested during 2010, 2009 and 2008 was $99 million, $56 million and $17 million, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP) is intended to enhance employee commitment to the goals of the Company, by providing a means of achieving stock ownership at advantageous terms to eligible employees of the Company. Eligible employees are allowed to purchase the Company's stock at a discounted price, which is 85% of the lower market price of the Company's common stock at the beginning or at the end of the six-month purchase period. During 2010, 2009 and 2008, 3.8 million shares, 3.7 million shares and 2.9 million shares of common stock, respectively, were purchased under the ESPP. The compensation expense is included in the compensation expense amounts recognized and discussed below. As of December 31, 2010, there were 5.6 million shares of common stock available for issuance under the ESPP.

Share-Based Compensation Recognition

The Company recognizes compensation expense for share-based awards, including stock options, SARs and restricted shares, on a straight-line basis over the related service period (generally the vesting period) of the award, or to an employee's eligible retirement date under the award agreement, if earlier. Beginning with share-based awards granted in 2009, the Company's equity award program includes a retirement provision that treats all employees who are age 55 or older with at least ten years of recognized employment with the Company as retirement-eligible. For 2010, 2009 and 2008, the Company recognized compensation expense related to its share-based compensation plans of $326 million ($278 million net of tax effects), $334 million ($220 million net of tax effects) and $305 million ($202 million net of tax effects), respectively. Share-based compensation expense is recognized in Operating Costs in the Company's Consolidated Statements of Operations. As of December 31, 2010, there was $449 million of total unrecognized compensation cost related to share awards that is expected to be recognized over a weighted-average period of 1.2 years. For 2010, 2009 and 2008, the income tax benefit realized from share-based award exercises was $78 million, $94 million and $106 million, respectively.

As further discussed in Note 10 of Notes to the Consolidated Financial Statements, the Company maintains a share repurchase program. The objectives of the share repurchase program are to optimize the Company's capital structure, cost of capital and return to shareholders, as well as to offset the dilutive impact of shares issued for share-based award exercises.

Other Employee Benefit Plans

The Company also offers a 401(k) plan for all employees. Compensation expense related to this plan was not significant for the years 2010, 2009 and 2008.

In addition, the Company maintains non-qualified, unfunded deferred compensation plans, which allow certain members of senior management and executives to defer portions of their salary or bonus and receive certain Company contributions on such deferrals, subject to plan limitations. The deferrals are recorded within Long-Term Investments with an approximately equal amount in Other Liabilities in the Consolidated Balance Sheets. The total deferrals are distributable based upon termination of employment or other periods, as elected under each plan and were $258 million and $216 million as of December 31, 2010 and 2009, respectively.

12. AARP

The Company provides health insurance products and services to members of AARP under a Supplemental Health Insurance Program (the Program), and separate Medicare Advantage and Medicare Part D arrangements. The products and services under the Program include supplemental Medicare benefits (AARP Medicare Supplement Insurance), hospital indemnity insurance, including insurance for individuals between 50 to 64 years of age, and other related products.

In October 2007, the Company entered into four agreements with AARP, effective January 1, 2008, that amended its existing AARP arrangements. These agreements extended the Company's arrangements with AARP on the Program to December 31, 2017, extended the Company's arrangement with AARP on the Medicare Part D business to December 31, 2014, and gave the Company an exclusive right to use the AARP brand on the Company's Medicare Advantage offerings until December 31, 2014, subject to certain limited exclusions.

Under the Program, the Company is compensated for transaction processing and other services, as well as for assuming underwriting risk. The Company is also engaged in product development activities to complement the insurance offerings. Premium revenues from the Company's portion of the Program for 2010, 2009 and 2008 were $6.3 billion, $6.0 billion and $5.7 billion, respectively.

The Company's agreement with AARP on the Program provides for the maintenance of the RSF that is held by the Company on behalf of policyholders. Underwriting gains or losses related to the AARP Medicare Supplement Insurance business are directly recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, losses would be borne by the Company. Deficits may be recovered by underwriting gains in future periods of the contract. To date, the Company has not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the Consolidated Balance Sheets and changes in the RSF are reported in Medical Costs in the Consolidated Statement of Operations. The Company believes the RSF balance as of December 31, 2010 is sufficient to cover potential future underwriting and other risks and liabilities associated with the contract.

The effects of changes in balance sheet amounts associated with the Program also accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, the Company excludes the effect of such changes in its Consolidated Statements of Cash Flows.

Under the Company's agreement with AARP, the Company separately manages the assets that support the Program. These assets are held at fair value in the Consolidated Balance Sheets as Assets Under Management. These assets are invested at the Company's discretion, within investment guidelines approved by the Program and are used to pay costs associated with the Program. The Company does not guarantee any rates of investment return on these investments and upon any transfer of the Program to another entity, the Company would transfer cash in an amount equal to the fair value of these investments at the date of transfer. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF and, thus, are not included in the Company's earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP RSF and were $107 million, $99 million and $82 million in 2010, 2009 and 2008, respectively.

The Company elected to measure the entirety of the AARP Assets Under Management at fair value, pursuant to the fair value option.

The following AARP Program-related assets and liabilities were included in the Company's Consolidated Balance Sheets:

(in millions)	December 31, 2010	December 31, 2009
Accounts receivable	$ 526	$ 509
Assets under management	2,550	2,383
Medical costs payable	1,150	1,182
Accounts payable and accrued liabilities	48	40
Other policy liabilities	1,286	1,145
Future policy benefits	533	482
Other liabilities	59	43

The fair value of cash, cash equivalents and investments associated with the Program, reflected as assets under management, and the fair value of other assets and other liabilities were classified in accordance with the fair value hierarchy as discussed in Note 4 of Notes to the Consolidated Financial Statements and were as follows:

(in millions)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2010				
Cash and cash equivalents	$115	$ 0	$ 0	$ 115
Debt securities:				
U.S. government and agency obligations	515	244	0	759
State and municipal obligations	0	15	0	15
Corporate obligations	0	1,129	0	1,129
U.S. agency mortgage-backed securities	0	393	0	393
Non-U.S. agency mortgage-backed securities	0	137	0	137
Total debt securities	515	1,918	0	2,433
Equity securities — available-for-sale	0	2	0	2
Total cash, cash equivalents and investments at fair value	$630	$1,920	$ 0	$2,550
Other liabilities	$ 0	$ 0	$59	$ 59
Total liabilities at fair value	$ 0	$ 0	$59	$ 59
December 31, 2009				
Cash and cash equivalents	$269	$ 0	$ 0	$ 269
Debt securities:				
U.S. government and agency obligations	358	298	0	656
State and municipal obligations	0	9	0	9
Corporate obligations	0	955	0	955
U.S. agency mortgage-backed securities	0	343	0	343
Non-U.S. agency mortgage-backed securities	0	149	0	149
Total debt securities	358	1,754	0	2,112
Equity securities — available-for-sale	0	2	0	2
Total cash, cash equivalents and investments at fair value	$627	$1,756	$ 0	$2,383
Other liabilities	$ 0	$ 0	$43	$ 43
Total liabilities at fair value	$ 0	$ 0	$43	$ 43

13. Commitments and Contingencies

The Company leases facilities and equipment under long-term operating leases that are noncancelable and expire on various dates through 2028. Rent expense under all operating leases for 2010, 2009 and 2008 was $297 million, $303 million and $264 million, respectively.

As of December 31, 2010, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	Future Minimum Lease Payments
2011	$259
2012	240
2013	191
2014	156
2015	129
Thereafter	579

The Company contracts on an administrative services only (ASO) basis with customers who fund their own claims. The Company charges these customers administrative fees based on the expected cost of administering their self-funded programs. In some cases, the Company provides performance guarantees related to its administrative function. If these standards are not met, the Company may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. Amounts accrued for performance guarantees were not material as of December 31, 2010 and 2009.

As of December 31, 2010, the Company has outstanding, undrawn letters of credit with financial institutions of $66 million and surety bonds outstanding with insurance companies of $288 million, primarily to bond contractual performance.

Legal Matters

Because of the nature of its businesses, the Company is frequently made party to a variety of legal actions and regulatory inquiries, including class actions and suits brought by members, providers, customers and regulators, relating to the Company's management and administration of health benefit plans. These matters include medical malpractice, employment, intellectual property, antitrust, privacy and contract claims, and claims related to health care benefits coverage and other business practices. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. Estimates of probable costs resulting from legal and regulatory matters involving the Company are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. Accordingly, except as otherwise noted below, the Company is unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred.

Litigation Matters

MDL Litigation. Beginning in 1999, a series of class action lawsuits were filed against the Company by health care providers alleging various claims relating to the Company's reimbursement practices, including alleged violations of the Racketeer Influenced Corrupt Organization Act (RICO) and state prompt payment laws and breach of contract claims. Many of these lawsuits were consolidated in a multi-district litigation in the United States District Court for the Southern District Court of Florida (MDL). In the lead MDL lawsuit, the court certified a class of health care providers for certain of the RICO claims. In 2006, the trial court dismissed all of the claims against the Company in the lead MDL lawsuit, and the Eleventh Circuit Court of Appeals later affirmed that dismissal, leaving eleven related lawsuits that had been stayed during the litigation of the lead MDL lawsuit. In August 2008, the trial court, applying its rulings in the lead MDL lawsuit, dismissed seven of these lawsuits (the seven lawsuits). The trial court also dismissed all but one claim in an eighth lawsuit, and ordered the final claim to arbitration. In December 2008, at the plaintiffs' request, the trial court dismissed without prejudice one of the three remaining lawsuits. The court also denied the plaintiffs' request to remand the remaining two lawsuits to state court and a federal magistrate judge recommended dismissal of those suits. In April 2009, the plaintiffs in these last two suits filed amended class action complaints alleging breach of contract, but those amended complaints were subsequently dismissed without prejudice. In July 2010, the Eleventh Circuit reversed the trial court's dismissal of the seven lawsuits and remanded those cases to the trial court for further proceedings. In addition, the Company is party to a number of arbitrations in various jurisdictions involving claims similar to those alleged in the seven lawsuits. The Company is vigorously defending against the remaining claims in these cases.

AMA Litigation. On March 15, 2000, a group of plaintiffs including the American Medical Association (AMA) filed a lawsuit against the Company in state court in New York, which was removed to federal court. The complaint and subsequent amended complaints asserted antitrust claims and claims based on the Employee Retirement Income Security Act of 1974, as amended (ERISA), as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network health care providers by the Company's affiliates. On January 14, 2009, the parties announced an agreement to settle the lawsuit, along with a similar case filed in 2008 in federal court in New Jersey. Under the terms of the settlement, the Company and its affiliated entities will be released from claims relating to their out-of-network reimbursement policies from March 15, 1994 through the date of final court approval of the settlement and the Company agreed to pay $350 million (the settlement amount) to a fund for health plan members and out-of-network providers in connection with out-of-network procedures performed since March 15, 1994. The agreement contains no admission of wrongdoing. The court granted preliminary approval of the settlement over the objections of certain plaintiffs' counsel on December 1, 2009, and granted final approval of the settlement on September 20, 2010. On October 18, 2010, the Company paid the settlement amount, plus interest, to an escrow account established by the plaintiffs. Several members of the plaintiff class have filed appeals challenging approval of the settlement. Other lawsuits in various jurisdictions relating to the calculation of reasonable and customary reimbursement rates for non-network health care providers remain pending against a number of health insurers, including the Company.

California Claims Processing Matter. In 2007, the California Department of Insurance (CDI) examined the Company's PacifiCare health insurance plan in California. The examination findings related to the timeliness and accuracy of claims processing, interest payments, provider contract implementation, provider dispute resolution and other related matters. On January 25, 2008, the CDI issued an Order to Show Cause to PacifiCare Life and Health Insurance Company, a subsidiary of the Company, alleging violations of certain insurance statutes and regulations in connection with the CDI's examination findings. On June 3, 2009, the Company filed a Notice of Defense to the Order to Show Cause denying all material allegations and asserting certain defenses. The matter has been the subject of an administrative hearing before a California administrative law judge (ALJ) since December 2009. CDI amended its Order to Show Cause three times in 2010 to allege a total of 992,936 violations, the large majority of which relate to an alleged failure to include certain language in standard claims correspondence during a four month period in 2007. Although we believe that CDI has never issued an aggregate penalty in excess of $8 million, CDI alleges in press reports and releases that the Company could theoretically be subject to penalties of up to $10,000 per violation. The Company is vigorously defending against these claims. After the ALJ issues a ruling at the conclusion of the administrative proceeding, the California Insurance Commissioner may accept, reject or modify the ALJ's ruling, issue his own decision, and impose a fine or penalty. The Commissioner's decision is subject to challenge in court.

Historical Stock Option Practices. In 2006, a consolidated shareholder derivative action, captioned In re UnitedHealth Group Incorporated Shareholder Derivative Litigation was filed against certain of the Company's current and former officers and directors in the United States District Court for the District of Minnesota. The consolidated amended complaint was brought on behalf of the Company by several pension funds and other shareholders and named certain of the Company's current and former officers and directors as defendants, as well as the Company as a nominal defendant. The consolidated amended complaint generally alleged that the defendants breached their fiduciary duties to the Company, were unjustly enriched and violated the securities laws in connection with the Company's historical stock option practices. On June 26, 2006, the Company's Board of Directors created a Special Litigation Committee under Minnesota Statute 302A.241, consisting of two former Minnesota Supreme Court Justices, with the power to investigate the claims raised in the derivative actions and shareholder demands and determine whether the Company's rights and remedies should be pursued.

A consolidated derivative action, captioned In re UnitedHealth Group Incorporated Derivative Litigation, was also filed in Hennepin County District Court, State of Minnesota. The action was brought by two individual shareholders and named certain of the Company's current and former officers and directors as defendants, as well as the Company as a nominal defendant.

On December 6, 2007, the Special Litigation Committee concluded its review of claims relating to the Company's historical stock option practices and published a report. The Special Litigation Committee reached settlement agreements on behalf of the Company with its former Chairman and Chief Executive Officer William W. McGuire, M.D., former General Counsel David J. Lubben and former director William G. Spears. In addition, the Special Litigation Committee concluded that all claims against all named defendants in the derivative actions, including current and former Company officers and directors, should be dismissed. Each settlement agreement is conditioned upon dismissal of claims in the derivative actions and resolution of any appeals. Following notice to shareholders, the federal court granted the parties' motion for final approval of the proposed settlements on July 1, 2009, and entered final judgment dismissing the federal case with prejudice on July 2, 2009. The state court granted the parties' motion for final approval of the proposed settlements and dismissed the state case with prejudice on May 14, 2009, and entered final judgment on July 17, 2009. The federal and state courts also awarded plaintiffs' counsel fees and expenses of $30 million and $6 million, respectively, which have been paid by the Company. A shareholder filed an appeal challenging only the federal plaintiffs' counsel's fee award, which was dismissed by the U.S. Court of Appeals for the Eighth Circuit on January 26, 2011.

As previously disclosed, the Company also received inquiries from a number of federal and state regulators from 2006 through 2008 regarding its historical stock option practices. Many of those inquiries have been closed, resolved or inactive since 2008.

Government Regulation

The Company's business is regulated at federal, state, local and international levels. The laws and rules governing the Company's business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Further, the Company must obtain and maintain regulatory approvals to market and sell many of its products.

The Company has been and is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of Inspector General (OIG), the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the IRS, the U.S. Department of Labor, the Federal Deposit Insurance Corporation and other governmental authorities. Examples of audits include the risk adjustment data validation (RADV) audits discussed below and a review by the U.S. Department of Labor of the Company's administration of applicable customer employee benefit plans with respect to ERISA compliance.

Government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs and could have a material adverse effect on the Company's financial results.

Risk Adjustment Data Validation Audits. CMS adjusts capitation payments to Medicare Advantage and Medicare Part D plans according to the predicted health status of each beneficiary, as supported by data provided by health care providers. The Company collects claim and encounter data from providers, who the Company generally relies on to appropriately code their claim submissions and document their medical records. CMS then determines the risk score and payment amount for each enrolled member based on the health care data submitted and member demographic information.

As previously disclosed, in 2008, CMS announced that it would perform RADV audits of selected Medicare Advantage health plans each year to validate the coding practices of and supporting documentation maintained by health care providers. These audits involve a review of medical records maintained by providers and may result in retrospective adjustments to payments made to health plans. Certain of the Company's health plans have been selected for audit. These audits are focused on medical records supporting risk adjustment data for 2006 that were used to determine 2007 payment amounts. Although these audits are ongoing, the Company does not believe they will have a material impact on the Company's results of operations, financial position or cash flows.

In December 2010, CMS published for public comment a new proposed RADV audit and payment adjustment methodology. The proposed methodology contains provisions allowing retroactive contract level payment adjustments for the year audited using an extrapolation of the "error rate" identified in audit samples. The Company has submitted comments to CMS regarding concerns the Company has with CMS's proposed methodology. These concerns include, among others, the fact that the proposed methodology does not take into account the "error rate" in the original Medicare fee-for-service data that was used to develop the risk adjustment system. Additionally, payments received from CMS, as well as benefits offered and premiums charged to members, are based on actuarially certified bids that did not include any assumption of retroactive audit payment adjustments. The Company believes that applying retroactive audit and payment adjustments after CMS acceptance of bids undermines the actuarial soundness of the bids. On February 3, 2011, CMS notified the Company that CMS was evaluating all comments received on the proposed methodology and that it anticipated making changes to the draft, based on input CMS had received. CMS also indicated that it anticipated the final methodology would be issued in the near future. Depending on the methodology utilized, potential payment adjustments could have a material adverse effect on the Company's results of operations, financial position and cash flows.

The Company is also in discussions with the OIG for Health and Human Services regarding audits of the Company's risk adjustment data for two plans. While the Company does not believe OIG has governing authority to directly impose payment adjustments for risk adjustment audits of Medicare health plans operated under the regulatory authority of CMS, the OIG can recommend to CMS a proposed payment adjustment, and the Company is unable to predict the outcome of these discussions and audits.

Guaranty Fund Assessments. The Pennsylvania Insurance Commissioner has placed Penn Treaty Network America Insurance Company and its subsidiary (Penn Treaty), neither of which is affiliated with the Company, in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation. If Penn Treaty is liquidated, the Company's insurance entities and other insurers may be required to pay a portion of Penn Treaty's policyholder claims through guaranty association assessments in future periods. The Company is unable to estimate losses or ranges of losses because the Company cannot predict when the state court will render a decision, the amount of the insolvency, if any, the amount and timing of any associated guaranty fund assessments or the availability and amount of any potential offsets, such as an offset of any premium taxes otherwise payable by the Company. An assessment could have a material adverse effect on the on the Company's results of operations, financial position and cash flows.

See Item 1, "Business — Government Regulation," and Item 1A, "Risk Factors," for additional regulatory information and related risks.

14. Segment Financial Information

Factors used in determining the Company's reporting segments include the nature of operating activities, economic characteristics, existence of separate senior management teams and the type of information presented to the Company's chief operating decision-maker to evaluate its results of operations.

The Company's accounting policies for reporting segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2 of Notes to the Consolidated Financial Statements). Transactions between reporting segments principally consist of sales of pharmacy benefit products and services to Health Benefits customers by Prescription Solutions, certain product offerings sold to Health Benefits customers by OptumHealth, and medical benefits cost, quality and utilization data and predictive modeling sold to Health Benefits by Ingenix. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each reporting segment using estimates of pro-rata usage. Cash and investments are assigned such that each reporting segment has at least minimum specified levels of regulatory capital or working capital for non-regulated businesses.

Substantially all of the Company's assets are held and operations are conducted in the United States. In accordance with accounting principles generally accepted in the United States, reporting segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State have been aggregated in the Health Benefits segment column in the following tables because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment. These businesses also share significant common assets, including the Company's contracted networks of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources.

As a percentage of the Company's total consolidated revenues, premium revenues from CMS were 27% for both years ended December 31, 2010 and 2009, and 25% for the year ended December 31, 2008 most of which were generated by UnitedHealthcare Medicare & Retirement and included in the Health Benefits segment.

On January 1, 2011, the Company realigned certain of its businesses to respond to changes in the markets the Company serves and the opportunities that are emerging as the health system evolves. For example, in 2011 OptumHealth's results of operations will include the Company's clinical services assets, including Southwest Medical multi-specialty clinics in Nevada and the Evercare nurse practitioners serving the frail and elderly, which had historically been reported in UnitedHealthcare Employer & Individual and UnitedHealthcare Medicare & Retirement, respectively. UnitedHealthcare Employer & Individual's results of operations will include OptumHealth Specialty Benefits, including dental, vision, life and disability. There were no changes to the Company's reportable segments as a result of these changes. The Company's periodic filings beginning with the first quarter 2011 Form 10-Q will include historical segment results restated to reflect the effect of this realignment.

The following table presents reporting segment financial information as of and for the years ended December 31:

(in millions)	Health Benefits	OptumHealth	Ingenix	Prescription Solutions	Corporate and Intersegment Eliminations	Consolidated
2010						
Revenues — external customers:						
Premiums	$82,890	$2,515	$ 0	$ 0	$ 0	$85,405
Services	4,015	337	1,403	64	0	5,819
Products	0	0	93	2,229	0	2,322
Total revenues — external customers	86,905	2,852	1,496	2,293	0	93,546
Total revenues — intersegment	0	2,930	845	14,478	(18,253)	0
Investment and other income	537	67	0	5	0	609
Total revenues	$87,442	$5,849	$2,341	$16,776	$(18,253)	$94,155
Earnings from operations	$ 6,636	$ 610	$ 84	$ 534	$ 0	$ 7,864
Interest expense	0	0	0	0	(481)	(481)
Earnings before income taxes	$ 6,636	$ 610	$ 84	$ 534	$ (481)	$ 7,383
Total assets	$50,178	$4,763	$5,131	$ 3,138	$ (147)	$63,063
Purchases of property, equipment and capitalized software	$ 495	$ 131	$ 155	$ 80	$ 17	$ 878
Depreciation and amortization	$ 709	$ 115	$ 158	$ 82	$ 0	$ 1,064
Goodwill impairment	$ 0	$ 0	$ 172	$ 0	$ 0	$ 172
2009						
Revenues — external customers:						
Premiums	$76,882	$2,433	$ 0	$ 0	$ 0	$79,315
Services	3,937	277	1,042	50	0	5,306
Products	0	0	90	1,835	0	1,925
Total revenues — external customers	80,819	2,710	1,132	1,885	0	86,546
Total revenues — intersegment	0	2,753	691	12,562	(16,006)	0
Investment and other income	522	65	0	5	0	592
Total revenues	$81,341	$5,528	$1,823	$14,452	$(16,006)	$87,138
Earnings from operations	$ 4,788	$ 636	$ 246	$ 689	$ 0	$ 6,359
Interest expense	0	0	0	0	(551)	(551)
Earnings before income taxes	$ 4,788	$ 636	$ 246	$ 689	$ (551)	$ 5,808
Total assets	$49,068	$4,395	$2,415	$ 3,061	$ 106	$59,045
Purchases of property, equipment and capitalized software	$ 452	$ 78	$ 142	$ 67	$ 0	$ 739
Depreciation and amortization	$ 668	$ 116	$ 129	$ 78	$ 0	$ 991
2008						
Revenues — external customers:						
Premiums	$71,298	$2,310	$ 0	$ 0	$ 0	$73,608
Services	3,871	311	925	45	0	5,152
Products	0	0	95	1,560	0	1,655
Total Revenues — external customers	75,169	2,621	1,020	1,605	0	80,415
Total Revenues — intersegment	0	2,529	532	10,960	(14,021)	0
Investment and other income	688	75	0	8	0	771
Total revenues	$75,857	$5,225	$1,552	$12,573	$(14,021)	$81,186
Earnings from operations	$ 5,068	$ 718	$ 229	$ 363	$ (1,115)	$ 5,263
Interest expense	0	0	0	0	(639)	(639)
Earnings before income taxes	$ 5,068	$ 718	$ 229	$ 363	$ (1,754)	$ 4,624
Total Assets	$46,459	$4,195	$1,755	$ 2,603	$ 803	$55,815
Purchases of property, equipment and capitalized software	$ 522	$ 100	$ 112	$ 57	$ 0	$ 791
Depreciation and amortization	$ 691	$ 120	$ 105	$ 65	$ 0	$ 981

15. Quarterly Financial Data (Unaudited)

Selected quarterly financial information for all quarters of 2010 and 2009 is as follows:

	For the Quarter Ended			
(in millions, except per share data)	March 31	June 30	September 30	December 31
2010				
Revenues	$23,193	$23,264	$23,668	$24,030
Operating costs	21,177	21,363	21,523	22,228
Earnings from operations	2,016	1,901	2,145	1,802
Net earnings	1,191	1,123	1,277	1,043
Basic net earnings per common share	1.04	1.00	1.15	0.95
Diluted net earnings per common share	1.03	0.99	1.14	0.94
2009				
Revenues	$22,004	$21,655	$21,695	$21,784
Operating costs	20,336	20,215	20,019	20,209
Earnings from operations	1,668	1,440	1,676	1,575
Net earnings	984	859	1,035	944
Basic net earnings per common share	0.82	0.73	0.90	0.82
Diluted net earnings per common share	0.81	0.73	0.89	0.81

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the filing of this Form 10-K, management evaluated, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting as of December 31, 2010

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment and those criteria, we believe that, as of December 31, 2010, the Company maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2010, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 9A, which expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2010.

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

/s/ DAVID S. WICHMANN

David S. Wichmann
Executive Vice President and
Chief Financial Officer of UnitedHealth Group and
President of UnitedHealth Group Operations

/s/ ERIC S. RANGEN

Eric S. Rangen
Senior Vice President and Chief Accounting Officer

February 10, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the internal control over financial reporting of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting as of December 31, 2010. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our reports dated February 10, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

The remaining information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be included under the headings "Corporate Governance," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and (e)(5) of Regulation S-K will be included under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K will be included under the heading "Equity Compensation Plan Information" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

The information required by Item 403 of Regulation S-K will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K will be included under the headings "Certain Relationships and Transactions" and "Corporate Governance" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A will be included under the heading "Independent Registered Public Accounting Firm" in our definitive proxy statement for our 2011 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements*

The financial statements are included under Item 8 of this report:

Reports of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of December 31, 2010 and 2009.

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008.

Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2010, 2009 and 2008.

Consolidated Statements of Cash Flows for the year ended December 31, 2010, 2009 and 2008.

Notes to the Consolidated Financial Statements.

2. *Financial Statement Schedules*

The following financial statement schedule of the Company is included in Item 15(c):

Schedule I — Condensed Financial Information of Registrant (Parent Company Only).

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore have been omitted.

3. *Exhibits***

3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 29, 2007)

3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 23, 2009)

4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)

4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)

*10.1 UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)

*10.2 Amendment to the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.3 Form of Agreement for Initial Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

*10.4 Form of Agreement for Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)

*10.5 Form of Agreement for Initial Restricted Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

*10.6 Form of Stock Appreciation Rights Award Agreement to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)

*10.7 Form of Agreement for Stock Option Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.8 Form of Agreement for Restricted Stock Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.9 Form of Agreement for Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.10 Form of Agreement for Stock Appreciation Rights Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.11 Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.12 Form of Agreement for Initial Deferred Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, effective as of February 9, 2011

*10.13 Form of Agreement for Deferred Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, effective as of February 9, 2011

*10.14 Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.15	Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.16	UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
*10.17	First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 31, 2006)
*10.18	Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.19	Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.20	Fourth Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)
*10.21	Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)
*10.22	UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.23	Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10K for the year ended December 31, 2009)
*10.24	First Amendment to UnitedHealth Group Directors' Compensation Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)
*10.25	Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.26	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
*10.27	Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.28	Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.29	Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.30	Amendment to Employment Agreement, dated as of December 14, 2010, between the Company and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 15, 2010)
*10.31	Employment Agreement, effective as of November 7, 2006, by and between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 30, 2007)
*10.32	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.33	Amended and Restated Employment Agreement, dated as of June 2, 2010, between United HealthCare Services, Inc. and Gail K. Boudreaux
*10.34	Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.35	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.36	Employment Agreement, effective as of January 29, 2009, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.37	Employment Agreement, effective as of December 1, 2006, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)
*10.38	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
11.1	Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)
12.1	Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 10, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

---

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request(c) Financial Statement Schedule

(c) Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant (Parent Company Only).

Schedule I

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the Company's internal control over financial reporting as of December 31, 2010, and have issued our reports thereon dated February 10, 2011; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2011

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Balance Sheets

(in millions, except per share data)	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 916	$ 2,309
Deferred income taxes	57	163
Prepaid expenses and other current assets	207	61
Total current assets	1,180	2,533
Equity in net assets of subsidiaries	36,246	32,812
Other assets	110	60
Total assets	$37,536	$35,405
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 301	$ 522
Note payable to subsidiary	130	100
Commercial paper and current maturities of long-term debt	2,480	2,164
Total current liabilities	2,911	2,786
Long-term debt, less current maturities	8,662	9,009
Deferred income taxes and other liabilities	138	4
Total liabilities	11,711	11,799
Commitments and contingencies (Note 4)		
Shareholders' equity:		
Preferred stock, $0.001 par value —10 shares authorized; no shares issued or outstanding	0	0
Common stock, $0.01 par value — 3,000 shares authorized; 1,086 and 1,147 issued and outstanding	11	11
Retained earnings	25,562	23,342
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on investments, net of tax effects	280	277
Foreign currency translation loss	(28)	(24)
Total shareholders' equity	25,825	23,606
Total liabilities and shareholders' equity	$37,536	$35,405

See Notes to the Condensed Financial Statements of Registrant

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Statements of Operations

(in millions)	For the Year Ended December 31, 2010	2009	2008
Revenues:			
Investment and other income	$ 2	$ 10	$ 20
Total revenues	2	10	20
Operating costs:			
Operating costs	54	5	1,256
Interest expense	433	509	565
Total operating costs	487	514	1,821
Loss before income taxes	(485)	(504)	(1,801)
Benefit for income taxes	180	172	641
Loss of parent company	(305)	(332)	(1,160)
Equity in undistributed income of subsidiaries	4,939	4,154	4,137
Net earnings	$4,634	$3,822	$ 2,977

See Notes to the Condensed Financial Statements of Registrant

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Statements of Cash Flows

(in millions)	For the Year Ended December 31, 2010	2009	2008
Operating activities			
Cash flows from operating activities	$ 3,731	$ 5,065	$ 3,962
Investing activities			
Capital contributions to subsidiaries	(104)	(90)	(7)
Cash paid for acquisitions	(2,470)	(1,045)	(4,419)
Cash received from dispositions	0	0	185
Cash flows used for investing activities	(2,574)	(1,135)	(4,241)
Financing activities			
Proceeds from (repayments of) commercial paper, net	930	(99)	(1,346)
Proceeds from issuance of long-term debt	747	0	2,981
Payments for retirement of long-term debt	(1,583)	(1,350)	(500)
Proceeds from interest rate swap termination	0	513	0
Proceeds from issuance of note to subsidiary	30	0	100
Common stock repurchases	(2,517)	(1,801)	(2,684)
Proceeds from common stock issuances	272	282	299
Share-based compensation excess tax benefits	27	38	62
Dividends paid	(449)	(36)	(37)
Other	(7)	(48)	(143)
Cash flows used for financing activities	(2,550)	(2,501)	(1,268)
(Decrease) increase in cash and cash equivalents	(1,393)	1,429	(1,547)
Cash and cash equivalents, beginning of period	2,309	880	2,427
Cash and cash equivalents, end of period	$ 916	$ 2,309	$ 880
Supplemental cash flow disclosures			
Cash paid for interest	$ 459	$ 485	$ 547
Cash paid for income taxes	$ 2,725	$ 2,048	$ 1,882

See Notes to the Condensed Financial Statements of Registrant.

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Notes to Condensed Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

1. Basis of Presentation

UnitedHealth Group's parent company financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form 10-K. The accounting policies for the registrant are the same as those described in the Summary of Significant Accounting Policies in Note 2 of Notes to the Consolidated Financial Statements.

2. Subsidiary Transactions

Investment in Subsidiaries. UnitedHealth Group's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

Dividends. Cash dividends received from subsidiaries and included in Cash Flows from Operating Activities in the Condensed Statements of Cash Flows were $4.3 billion, $5.4 billion and $1.8 billion in 2010, 2009 and 2008, respectively.

3. Commercial Paper and Long-Term Debt

Further discussion of maturities of commercial paper and long-term debt can be found in Note 8 of Notes to the Consolidated Financial Statements.

4. Commitments and Contingencies

Operating costs for 2008 included $350 million for the settlement of class action litigation related to reimbursement for out-of-network medical services. For a summary of the proposed settlement and other commitments and contingencies, see Note 13 of Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2011

UNITEDHEALTH GROUP INCORPORATED

By /s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ STEPHEN J. HEMSLEY **Stephen J. Hemsley**	Director, President and Chief Executive Officer (principal executive officer)	February 10, 2011
/S/ DAVID S. WICHMANN **David S. Wichmann**	Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations (principal financial officer)	February 10, 2011
/S/ ERIC S. RANGEN **Eric S. Rangen**	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 10, 2011
* **William C. Ballard, Jr.**	Director	February 10, 2011
* **Richard T. Burke**	Director	February 10, 2011
* **Robert J. Darretta**	Director	February 10, 2011
* **Michele J. Hooper**	Director	February 10, 2011
* **Rodger A. Lawson**	Director	February 10, 2011
* **Douglas W. Leatherdale**	Director	February 10, 2011
* **Glenn M. Renwick**	Director	February 10, 2011
* **Kenneth I. Shine**	Director	February 10, 2011
* **Gail R. Wilensky**	Director	February 10, 2011

*By /S/ CHRISTOPHER J. WALSH

Christopher J. Walsh,
As Attorney-in-Fact

*EXHIBIT INDEX***

- 3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 29, 2007)
- 3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 23, 2009)
- 4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)
- 4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
- 4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)
- 4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)
- *10.1 UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
- *10.2 Amendment to the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
- *10.3 Form of Agreement for Initial Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)
- *10.4 Form of Agreement for Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
- *10.5 Form of Agreement for Initial Restricted Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)
- *10.6 Form of Stock Appreciation Rights Award Agreement to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
- *10.7 Form of Agreement for Stock Option Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 23, 2009)
- *10.8 Form of Agreement for Restricted Stock Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.9	Form of Agreement for Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.10	Form of Agreement for Stock Appreciation Rights Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.11	Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.12	Form of Agreement for Initial Deferred Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, effective as of February 9, 2011
*10.13	Form of Agreement for Deferred Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, effective as of February 9, 2011
*10.14	Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.15	Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.16	UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
*10.17	First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 31, 2006)
*10.18	Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.19	Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.20	Fourth Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)
*10.21	Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)
*10.22	UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.23	Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10K for the year ended December 31, 2009)
*10.24	First Amendment to UnitedHealth Group Directors' Compensation Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)
*10.25	Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)

*10.26	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
*10.27	Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.28	Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.29	Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.30	Amendment to Employment Agreement, dated as of December 14, 2010, between the Company and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 15, 2010)
*10.31	Employment Agreement, effective as of November 7, 2006, by and between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 30, 2007)
*10.32	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.33	Amended and Restated Employment Agreement, dated as of June 2, 2010, between United HealthCare Services, Inc. and Gail K. Boudreaux
*10.34	Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.35	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.36	Employment Agreement, effective as of January 29, 2009, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.37	Employment Agreement, effective as of December 1, 2006, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)
*10.38	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
11.1	Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)
12.1	Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney

31.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 10, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

---

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request(c) Financial Statement Schedule

(c) Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant (Parent Company Only).

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 31.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Principal Executive Officer

I, Stephen J. Hemsley, certify that:

1. I have reviewed this Annual Report on Form 10-K of UnitedHealth Group Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 10, 2011

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Certification of Principal Financial Officer

I, David S. Wichmann, certify that:

1. I have reviewed this Annual Report on Form 10-K of UnitedHealth Group Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 10, 2011

/s/ DAVID S. WICHMANN

David S. Wichmann
Executive Vice President and
Chief Financial Officer of UnitedHealth Group and
President of UnitedHealth Group Operations

EXHIBIT 32.1

**CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Certification of Principal Executive Officer

In connection with the Annual Report of UnitedHealth Group Incorporated (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Hemsley, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 10, 2011

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Certification of Principal Financial Officer

In connection with the Annual Report of UnitedHealth Group Incorporated (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David S. Wichmann, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 10, 2011

/s/ DAVID S. WICHMANN

David S. Wichmann
Executive Vice President and
Chief Financial Officer of UnitedHealth Group and
President of UnitedHealth Group Operations


PROCESSING
RECEIVED
2011
SECTION

A New Era in Health Care

New Opportunities to Serve

2010 Summary Annual Report



UnitedHealth Group®

UnitedHealth Group Overview

UnitedHealth Group is a diversified health and well-being company offering an array of integrated products and services. Our 87,000 employees serve more than 75 million individuals, 6,200 hospital facilities, 246,000 health care professionals or groups, all 50 states and federal and international governments.

At our core are three competencies:

Technology. Applying advanced technology to enable interactions on enormous scale and manage data across the complex health system.

Information. Unmatched health data, the capacity to translate data into information and then into intelligent action.

Clinical expertise. Deep, practical know-how in care management and coordination, in clinical resource use, access and cost, combined with skills in both consumer and care provider engagement.

We apply these competencies in two broad and growing domains—Health Benefits and Health Services.

UnitedHealthcare, our Health Benefits platform, includes three distinct businesses that share systems, networks and one unified brand name to offer customers broad access to high-quality, cost-effective health care at the local level. UnitedHealthcare Employer & Individual serves the health benefit needs of employers of all sizes, public sector clients, students and individuals. UnitedHealthcare Medicare & Retirement delivers health and well-being benefits in partnership with AARP to individuals age 50 and older. And UnitedHealthcare Community & State manages health care benefit programs on behalf of state Medicaid and community programs.

Optum, our Health Services platform, includes three diversified information and technology-enabled services businesses, serving the broad health care marketplace. OptumHealth is focused on health management and wellness, clinical services and financial services. OptumInsight, formerly Ingenix, specializes in technology, intelligence, consulting and business outsourcing solutions. OptumRx, formerly Prescription Solutions, is among the largest pharmacy benefit management organizations.

Table of Contents

The names and health information for individuals included in this report have been used with their express permission.



MIX
From responsible sources
FSC
FSC® C022483



10%



PRINTED WITH
SOY INK

This annual report is printed on recycled papers certified by Bureau Veritas per FSC (Forest Stewardship Council) standards for Chain of Custody ensuring environmentally responsible, socially beneficial and economically viable forest management, and also uses reduced VOC (Volatile Organic Compounds) vegetable-based inks.

Dear shareholder:

In 2010, the elevated focus on the U.S. health care system—both its greatness and its shortcomings—was striking.

There is a growing national will to address core issues in the health care system to make it work better for everyone. Recognition of the need for fundamental change makes this a time of significant challenge and opportunity for the modernization of health care. We see new markets opening, new opportunities to serve and new growth for our enterprise.

For three decades, we have worked to develop innovative, practical and financially responsible ways to make higher quality health care more accessible and affordable for more people. We focus on making it easier for people to get the care they need, personalizing and simplifying their health care experience, strengthening the bonds between patients and physicians, modernizing technology to improve consistency and connectivity among all the participants in health care and finding new ways to improve quality while controlling the rising costs of health care.

In 2010, this approach to serving people in health care enabled us to exceed our growth goals. Our revenue grew by 8 percent, or $7 billion, reaching $94 billion in 2010. We met our financial commitments for 2010 and introduced a meaningful dividend to our shareholders.

Our Health Benefits businesses are growing. In 2010, our benefits businesses were privileged to serve a million more people than in 2009. They also transitioned smoothly and successfully to a single, unifying brand name, UnitedHealthcare. Our benefits platform has strong growth capacity, across geographies, products and benefit sponsors. Millions more people will be entering the market for health benefits over the next several years and the UnitedHealthcare brand and its capabilities will make it simple and easy for all our customers to understand the value we offer through every stage in life.


2009 Revenue
2010 Revenue
$87B
$94B

Our Health Services businesses, under the new Optum brand name, are growing. OptumInsight, OptumHealth and OptumRx delivered combined revenue growth of 15 percent year-over-year. Expanding benefit coverage, increasing government oversight and new legislation are creating needs we can meet for connectivity, expanded care capacity, clinical accountability and transparency, and more consumer affordability. Greater cost pressures are impacting the entire health care system. In 2010, we aligned our Health Services businesses more closely to better serve this huge emerging market among governments, care providers, payers and other participants in the care system.

Health Services will not focus on the domestic market alone. Our broad services capabilities are also the leading edge of our company's continuing international expansion.

In 2010, we continued to focus, as we have over the last several years, on consistent fundamental execution. As a result, UnitedHealth Group's measures of service and responsiveness were high and continued to trend upward. Our care provider relationships and clinical programs have never been more consistent, more integrated or offered greater economic value. Our cost and capital management disciplines, strong integration and modernization efforts, and our growth, distribution and market engagement programs have never been more mature. The time is right to begin to tell our story. We launched *Health in Numbers*, an image and reputation campaign for UnitedHealth Group, and the initial response has been strongly positive.

Our growing role in making the health care system work aligns with our growing and deeper involvement in people's health and health care. That relationship, in such a socially and personally sensitive part of their lives, must be built on trust. We are committed to putting ourselves in the shoes of the people we serve, delivering not only high performance, but compassion and dependability properly matched to the enabling role we will play in the future of this nation's health care.

Within each of our businesses, we are redoubling our efforts to develop and promote innovative thinking, along with the processes to efficiently translate new





Initial response to UnitedHealth Group's image and reputation campaign, *Health in Numbers*, has been very positive.



UnitedHealth Group is building new relationships to help reach and serve people from different perspectives, like our collaboration with Sesame Street.

ideas into scalable reality. The results are new product designs and network and payment approaches, new ways to engage people in their health and health care and drive better consumer choices, and the application of new technology to simplify the health care experience end-to-end for both consumers and care providers. We are building new relationships to help us reach and serve people from different perspectives, like our collaborations with Sesame Street, the YMCA, LPL Financial, the National Restaurant Association, National Football League's New England Patriots franchise, Walgreens and Cisco. This report highlights a number of the innovations we introduced in 2010.

Our forward momentum is strong and we are optimistic as we enter 2011 and begin to prepare for continued growth in 2012 and beyond. The next wave of growth opportunities will come to those who fundamentally help make the health care system work better, in a more sustainable way. We believe UnitedHealth Group is well positioned to meet that challenge.

We serve people—we support the health care needs of more than 75 million people in the United States and around the globe and help enable the 14 million people who work in the U.S. health system to do their jobs more effectively, every day. As we address the needs of the people we serve—better and more consistently than other market alternatives—we diversify and grow.

UnitedHealth Group has never been better prepared, more engaged or more committed to help people live healthier lives and to advance a positive health care agenda in the United States and worldwide.

I would like to thank the people of UnitedHealth Group for their outstanding performance this year in serving our customers. We offer our thanks to you, our shareholders, for your continuing support.

Sincerely,

Stephen J. Hemsley
President and Chief Executive Officer

"It was an eye-opening experience. It felt like the doctor was right there in the room with me. This is something Lamar has needed for a long time."

Gale Garrison

Garrison's pulmonologist is 200 miles away from Lamar in suburban Denver, while the nearest cardiologist is based 100 miles away in Pueblo.


200m
Denver
100m
Pueblo
Lamar

The health care system is under increasing pressure to provide affordable care for more people. To make the best use of health resources and get people the care they need when they need it, no matter where they are, we are entering new markets with innovative products and services.

There are not enough primary care doctors in America, especially in rural areas. Our advances in telemedicine make access to health care easier.

Within 10 years, the U.S. health system is expected to need an additional 45,000 primary care physicians. Many areas of the nation and a number of medical specialties are already reporting a scarcity of physicians, according to the American Association of Medical Colleges. The effects of this shortage are perhaps most acute in rural areas. While approximately 20 percent of the U.S. population lives in rural areas, only 9 percent of U.S. physicians practice in these communities.

In collaboration with Cisco, UnitedHealth Group has introduced high-resolution teleconferencing technology and digitalized diagnostic equipment to establish the first national telehealth network to enable physicians to see and diagnose patients face-to-face when in-person visits are not feasible.

For example, together with the state of Colorado and Centura Health, a large hospital system, we are expanding physicians' reach into underserved communities across the state.

"I just said it can't be possible," recalls Gale Garrison, 59-year-old resident of rural Lamar, Colorado, who has worked all his life on livestock feed lots in Colorado and Nebraska. "It just really doesn't make sense, does it? How could someone hundreds of miles away tell you what's going on with you?"

After his first visit with a pulmonologist who was sitting 200 miles away in suburban Denver, Garrison became a believer. "It was an eye-opening experience," says Garrison. "It felt like the doctor was right there in the room with me. This is something Lamar has needed for a long time."

Like most of Lamar's 9,000 residents, Garrison faced challenges accessing specialty care. In the early 1990s, he was diagnosed with chronic obstructive pulmonary disease. To see a lung specialist, Garrison had to make a three-hour drive to Colorado Springs. The distance, hassle and expense of the trip kept Garrison from seeing a pulmonologist for three years—until his Connected Care visit in fall 2010.

Using Connected Care, Garrison was treated by Dr. Thomas Bost of Critical Care, Pulmonary & Sleep Associates in suburban Denver. Dr. Bost says his first visit with Garrison resembled many such visits via Connected Care.

"The first visit is almost always emotional, witnessing faces of patients who walk in skeptics and walk away believers in the ability of this technology to open access to care in a way they never would have imagined," said Dr. Bost. "Gale was no exception."

Garrison also suffers from heart problems. Today, the nearest cardiologist is based 100 miles away from Lamar in Pueblo, and Garrison makes monthly trips to see him. Encouraged by his experience with Connected Care to treat his lung condition, Garrison is planning to start using the technology to manage his heart disease.

Connected Care is also proving to be a popular professional tool for physicians. For the past year, Dr. Randy Taylor and other physicians in his Denver-area practice have used Connected Care to see patients in Lamar and another rural town, Del Norte. The majority of their patients are Mexican-Americans, many struggling with poverty and the language barrier in accessing health care, in addition to the challenge of their remote locations.

"It's an empowering experience for the patient who has never had such convenient access to quality specialty care before," said Dr. Taylor, an ear, nose and throat specialist. "But it's just as empowering for us to be able to help patients we could not reach before."

In Lamar, Garrison now spends his days looking after his eight grandchildren, who he says will have better access to care than he did growing up—in large part because of Connected Care.

"It gives me hope knowing I can see a doctor when I need to," Garrison says. "And that these children will, too."


"The first visit is almost always emotional, witnessing faces of patients who walk in skeptics and walk away believers..."
—Dr. Bost

Health Care Goes Mobile


NowClinic
Guess what?
You're in a NowClinic exam room right now.

NowClinic

With NowClinic[SM] online care, a computer with Internet access turns any location into a doctor's office. Our NowClinic online care service uses digital technology and the Internet to bring health care directly to consumers on their desktop or laptop computers.

This online health care model from OptumHealth provides patients with immediate, real-time remote access to licensed physicians and other health care providers in their state, regardless of insurance coverage. It facilitates secure, live chats over the Internet that can, in many cases, also allow patients and doctors to see each other via webcams. You can talk to a doctor, clinician or specialist like you would in an exam room, and share your symptoms, receive a diagnosis, and even get a prescription, if clinically appropriate.

In the workplace, whether it's an office or a construction site, NowClinic online care can help balance personal and business needs, reducing the costs and the time lost to travel and waiting room delays. In the near future, NowClinic will connect patients and physicians via computer access in retail settings like shopping malls, national chain stores and from the comfort of the patient's home.


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DocGPS
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DocGPS

UnitedHealthcare was first to develop a smart-phone application that makes finding doctors and hospitals as simple as a series of taps. The app locates nearby United-Healthcare physicians and care providers, along with simple touch-screen access to 23 kinds of health and urgent care facilities and 58 types of medical specialties, putting quality care right at people's fingertips.

Search results indicate UnitedHealth Premium®-designated doctors and health care facilities, helping plan participants find physicians and health care facilities that provide higher-quality, cost-effective care. Users can specifically search for urgent care centers, making it easier to locate an alternative to the local emergency room for routine illnesses or injuries. And users can limit their searches to a specific mile radius from their current location based on the GPS signal, or by ZIP code.

DocGPS maps the chosen doctor's location with detailed directions, and allows users to call the doctor's office they've chosen with a single tap. The app makes it easy to find care right where and when it's needed, whether for families on vacation or regular business travelers on the road. DocGPS has had approximately 20,000 downloads.



Medication Reminders

Many patients, particularly older people with multiple health issues, have trouble remembering when to take their medications. Careful adherence to patients' treatments and medications plays an important role in supporting better health.

OptumRx, our pharmacy benefits management organization, introduced a new mobile device application for people who use our prescription services that makes it easier for people to remember to take their medications, as well as to refill or transfer a prescription to mail service. It's called "My Medication Reminder."

The text message program offers two dosage reminder options: a daily reminder that can be set for any hour of the day to remind a patient to "Take your medications today;" and prescription-specific reminders. Patients who select this option receive a list of all the active drugs (including over-the-counter medications) in their personalized OptumRx account profiles. They can then designate the drugs for which they would like to receive reminders.

OptumRx also offers reminder services via e-mail or telephone. In addition, customers can access their personal prescription profile, refill their mail service medications and check the status of their mail order prescriptions, directly from their mobile phones.


ZOOM

"To learn I was prediabetic was a shock. If I don't get active and eat the right things, that's the direction I'm going. I need to be around for my kids."

Todd Hopkins

By 2020, 52 percent of U.S. adults could have prediabetes or diabetes.

52%

24 million adults in the United States are affected by type 2 diabetes. Another 79 million Americans are affected by prediabetes.

24 million

79 million

Serving people's health care needs is both our business and social mission. **Our advances in health care coordination and management are opening new opportunities to engage people more actively in their own health and well-being.**

An epidemic of type 2 diabetes is sweeping the United States. We can help stop the progression of the disease and control its life-threatening consequences.

Todd Hopkins, 43, is the father of five children, ranging in age from 8 to 19 years old. Hopkins recalls, "My doctor said I was 'morbidly obese.' My good cholesterol was low. My bad cholesterol was getting higher. A glucose test showed I was heading toward diabetes. To learn I was prediabetic was a shock. If I don't get active and eat the right things, that's the direction I'm going. I need to be around for my kids."

Type 2 diabetes is a chronic and disabling disease that affects nearly 24 million adults in the United States. Another 79 million Americans are affected by prediabetes, the precursor of diabetes, and the vast majority of them don't even know they are in danger.

By 2020, if current trends continue, more than half of the U.S. population could be affected by diabetes or prediabetes with the nation spending $3.4 trillion on diabetes-related care. At the core of the epidemic is the rising number of overweight and obese people.

Yet, well-established clinical trials sponsored by the National Institutes of Health and the Centers for Disease Control and Prevention (CDC) have proven that lifestyle intervention and modest weight loss can prevent conversion from prediabetes to diabetes. And documented community studies support the fact that education programs significantly reduce medical complications for people who already have diabetes.

UnitedHealth Group is spearheading the Diabetes Prevention and Control Alliance to bring these scientifically proven effective approaches to managing prediabetes and diabetes to broad scale through a unique collaboration with the YMCA of the USA, the CDC and Walgreens.

To help prevent diabetes, we are working with the YMCA to offer a 16-session lifestyle intervention program staffed by Y lifestyle coaches rigorously trained by CDC-supported master trainers. The evidence-based course is aimed at teaching people to prevent diabetes through healthy eating, increased physical activity and other lifestyle changes. To help control diabetes, UnitedHealth Group has introduced a program designed to encourage people with the disease to better understand their condition and the importance of their often complex medication strategies through education and support from trained community pharmacists, like those at Walgreens.

UnitedHealth Group also provides advanced analytics and technology support, as well as funding outreach and consumer marketing and reimbursement for the services delivered under the program.

Hopkins' employer-sponsored health benefits from UnitedHealthcare offered the diabetes prevention program at no cost, and he joined the Y's classes near his home. He says, "It's all about making better life choices. Over the last 16 sessions, I've changed a lot of the ways I eat, a lot of the foods I eat. I'm eating more fruits and vegetables, less of the high fat, high cholesterol stuff.

"People at work say, 'You're losing weight. You're looking great. What diet are you on?' I'm not on a diet. I just have to decide how much to eat and make the healthy choices along the way. But one of the benefits for me was that it really has been a great weight loss program. The first class, I weighed 305 pounds. At last Monday's class, I weighed in at 272.

"Your health gets a whole lot better. I'm more active. I've got much more energy than I did just three months ago. My oldest son at home who's a junior in high school says, 'I've got to get in shape, because Dad can catch me now.'"

Hopkins says he still has more personal goals to meet. "My wife and I have our 21st wedding anniversary coming up and we're going away together for a week. My goal is to be at 265 before we leave for that trip. It's an overall lifestyle change that I'm trying to make consistent in my life."



Sarah Shimchick leads the Diabetes Prevention Program at Ys in the Phoenix area and also coaches groups of participants.

"If you want people to be successful in the program and sustain the changes they make throughout their lifetime, you really have to listen to what is going to work for them." She said, "I raise issues and offer support and guidance, but then I step back and let the group work out the problems and challenges—that's when the program is most beneficial. Maybe I'm biased, but I really enjoy my group, because they are really embracing the change and are ready to do whatever it takes. They are so willing to support one another."

Helping People Get Healthy and Stay Healthy



Personal Rewards

According to the Centers for Disease Control and Prevention (CDC), 50 percent of a person's health status is a result of behavior—choices made each day with respect to physical and emotional well-being. CDC studies also show that nearly half of the health care decisions people make are "sub-optimal," meaning an alternative choice may have led to a better clinical and/or financial outcome.

UnitedHealth Personal Rewards is a wellness program that offers financial incentives to people in an employer-sponsored health plan who pursue a healthy lifestyle and who get regular care when living with an illness. Each participant has a customized Personal Rewards scorecard that serves as a guide to his or her goals for better health, including annual physical exams, regular cancer screenings and, as appropriate, weight management, disease management and smoking cessation programs. The more goals a person meets, the greater the rewards for the participant. The program encourages healthy choices, tallies the financial incentives and offers access to ongoing support.

By connecting specific actions with meaningful incentives, we are motivating healthier behaviors. In 2010, UnitedHealth Group began offering this program to our employees and family members.



Health Impact

Most of the $1 billion spent annually on care management programs in the United States supports treatment for people already diagnosed with difficult-to-manage chronic conditions, like diabetes, colorectal cancer and others. Often, by the time a person is diagnosed with a chronic illness, it is too late to reverse the disease and it is expensive to treat.

UnitedHealth Group's OptumInsight information, technology, services and consulting business developed Health Impact to help predict and prevent disease by identifying risk factors *before* an illness begins to develop or progress. By analyzing historical, de-identified medical data, the tool pinpoints the underlying precursors to disease with high accuracy among at-risk individuals.

For example, Health Impact has identified not only the standard precursors for diabetes, such as metabolic syndrome, but as many as 93 other potential flags for diabetes. Early warnings of emerging health issues give people time to make critical lifestyle choices and behavioral changes that can delay or even prevent illness and significantly reduce the costs of care. Health Impact was recognized for its breakthrough potential in The *Wall Street Journal's* Annual Technology Innovation Awards for 2010.



Healthy Habits for Life

Our initiative, *Food for Thought: Eating Well on a Budget*™, under our *Healthy Habits for Life* partnership with Sesame Workshop, the nonprofit educational organization behind Sesame Street®, is a bilingual educational outreach program that helps low-income families make food choices that are affordable, nutritional, and set the foundation for lifelong healthy habits.

Our partnership and the *Food for Thought* initiative offers support and resources for families with children between the ages of 2 and 8 to cope with "food insecurity" —defined by the U.S. Department of Agriculture and U.S. Department of Health and Human Services as "households where there is a lack of access to enough food to fully meet basic needs at all times due to lack of financial resources." There is growing concern that food insecurity could contribute to childhood obesity. Over the past three decades, the rate of childhood obesity in America has tripled. Nearly one in three children is overweight or obese, putting them at risk for lifelong chronic illnesses including hypertension, heart disease and diabetes.


Ruth Yoon

"CareTracker gives me the time I need to provide more patient care."

Dr. Ruth Yoon

U.S. patients receiving primary care in small practices 75%

Small practices using an electronic health record 12%

Our enterprise is meeting the challenges of making health communities more connected, transparent, efficient and accountable. We are experiencing growth by providing tools and new approaches that help deliver quality, evidence-based, patient-centered care.

The majority of physicians' practices still use paper-based systems. Our Physician Model Office project makes adoption of health IT easier, helping doctors spend more time with patients.

While 75 percent of people in the United States receive primary care in small physician practices, only about 12 percent of these practices use an electronic health record (EHR). Working with the American Medical Association (AMA), OptumInsight is helping to make health IT implementations faster, easier and minimally disruptive—and ultimately more successful. Over the next few years, hundreds of thousands of physicians who are currently dependent upon paper-based, manual systems for administration and patient records, are expected to make the change to electronic systems and processes.

The Physician Model Office is building a blueprint for the effective, efficient deployment of health IT in small physician practices. The AMA helped identify physicians to participate in the program and is coordinating resources and expertise for the project. Physician Model Office practices receive free implementation and access to CareTracker, a Web-based practice management and EHR system developed by OptumInsight.

Dr. Ruth Yoon is a family doctor with a small practice in Okemos, Michigan, who sees 15 to 20 patients daily. She says, "We were using paper patient charts and we realized how many charts we were pulling every day." In fact, she and her staff sometimes found themselves distracted from some aspects of patient care by this kind of administrative work. "There are only so many hours in the day, so that cuts into patient care," says Dr. Yoon. In joining the program, the doctor wanted to put in place the necessary components to provide a patient-centered medical home, including converting her practice's operating systems to more comprehensively address her patients' overall medical needs.

Working closely with OptumInsight consultants, Dr. Yoon and her staff had CareTracker up and running in a matter of hours. CareTracker saves time for physicians and staff by helping them access and use important clinical knowledge and patient medical information right at the point of care. The system links to thousands of labs, hospitals, pharmacies and commercial and government sponsors of benefits. It also connects with all the operational functions of a physician's practice. It simplifies administrative tasks such as billing, claims management, scheduling, prescriptions, lab and hospital interactions and other documentation.

The U.S. government recognizes health IT's potential to help reduce health care expense and improve medical outcomes. This is underscored by the $27 billion included in the 2009 American Recovery and Reinvestment Act to provide incentives for hospitals and physicians to promote the introduction and use of interoperable electronic health records.

According to Dr. Yoon, "Since CareTracker has been in our office, I can see the future coming. The American Recovery and Reinvestment Act requires the usage of EHR 80 percent of the time for patient care to give us funding for health IT. With scheduling, seeing patients, planning and follow-up, I do believe I am already there, because I'm using it from beginning to end." Her staff members are more available for patients' tests and other care. And Dr. Yoon says, "It gives me the time I need to provide more patient care. That is my goal, to provide better care for my patients—not only for their medical problems, but also their mental, emotional and family problems. That is my passion."

Feedback from physicians participating in the Physician Model Office program is providing a constructive look at the transition hundreds of thousands of doctors and other care providers will complete over the next several years. UnitedHealth Group will use this insight and experience to continue to better serve the rapidly growing market for technology that connects, informs and aligns health care more closely around patient needs and population health.



CareTracker saves time for physicians and staff by helping them access and use important clinical knowledge and patient medical information right at the point of care.

Helping Make Health Care Work Better



New Payment Approach to Fight Cancer

We are introducing new approaches to health care payment and provider reimbursement. This year, working with five medical oncology groups across the nation, UnitedHealthcare is advancing a first-of-its-kind cancer-care payment model aimed at improving the quality of care for patients with breast, colon and lung cancers—among the most common cancers in the United States, according to the National Cancer Institute.

Under the current system, oncologists recommend a specific treatment program that commonly includes chemotherapy drugs and administers them to the patient. The oncologist then bills the patient's health insurance plan or payer for the retail price of the drugs, plus a charge for administering the drugs.

This new reimbursement model pays a new patient care fee for a patient's total cycle of treatment—it represents the profit margins oncologists made from the drugs. It will remain the same no matter what chemotherapy drugs are given, but the drug cost is always reimbursed. The new program, in effect, separates the oncologist's income from drug sales while preserving his or her ability to maintain a regular visit schedule with the patient.

This innovative approach reimburses the oncologist upfront for an entire cancer treatment program, shifting away from the current "fee-for-service" approach, which rewards volume regardless of health outcomes. This program also promotes better, more patient-centric, evidence-based care with no loss of revenue for the physician.



Growing Our Health Services Offerings

OptumInsight applies health intelligence, technology and connectivity to help physicians, hospitals and clinics optimize clinical performance, improve quality of care and reduce costs. In 2010, OptumInsight acquired the following companies—Picis, Executive Health Resources and Axolotl—that add important new capabilities to our services offerings.

The most critical areas for care—and cost—in a hospital are the emergency department, surgical suites and intensive care units. Through Picis, OptumInsight offers information systems that provide second-by-second decision support, capture patient information and keep records of treatment for accurate billing and reimbursement.

New medical industry standards and regulation programs, medical necessity rules compliance and audit requirements demand organizational planning, new infrastructure, processes and expertise. Through Executive Health Resources, OptumInsight offers the leading physician guided solutions for medical necessity compliance.

Health information exchanges (HIE) are secure, intelligent, electronic networks that clinically connect care providers across a hospital system, within a region or across an entire state, pulling together all available patient data electronically. With a single click, this information is displayed to authorized users when it is needed most—at the point of care. Axolotl offers a leading HIE solution, used by nearly 30,000 physicians, 100,000 health care professionals, more than 200 hospitals, 20 regional health information organizations (RHIOs), and six statewide HIEs—touching the lives of more than 35 million patients.

Through its family of businesses, UnitedHealth Group provides a highly diversified and comprehensive array of health and well-being products and services.

The company serves more than 75 million individuals, 6,200 hospital facilities, 246,000 health care professionals or groups, all 50 states and the federal and international governments.

The enterprise has been developed around investment in and application of three core competencies: clinical care management; technology; and the use of data and information to improve health care performance.

These core competencies are focused in two market areas — Health Benefits and Health Services. UnitedHealth Group has more than two dozen distinct businesses that address specific end markets within the benefits and services sectors. Each of these business units focuses on the key goals in health and well-being: access, affordability, quality and simplicity as they apply to their specific market.

UnitedHealth Group has achieved marketplace leadership through a sustained focus on advancing health and well-being; a commitment to operational excellence; product and service innovation; advancement of practical technology applications to engage consumers and simplify the health care experience; the analytic use of information to enhance service, quality and patient safety; support of science as the cornerstone of optimum health care delivery; diversification of businesses and product offerings; and, most importantly, the provision of value to its customers.

Our family of businesses serves: **75 million** individuals | **6,200** hospital facilities | **246,000** health care professionals

We coordinate care through a national network of: **5,300** hospitals | **730,000** physicians and other health care professionals



Health Benefits

UnitedHealthcare offers a comprehensive array of health benefits products and services for every life stage, across the employer-sponsored, Medicare and Medicaid, and individual benefits markets. The Health Benefits platform includes three distinct businesses that share systems, networks and one unified brand name—UnitedHealthcare—to offer customers broad access to high-quality, cost-effective health care at the local level.

UnitedHealthcare combines practical and measured innovation, consistently effective clinical care management, and scale—both geographic and technological—to continue to drive improved medical and operating cost positions, which are critical to the value provided to customers.

The business is closely aligned with the unique needs of the local communities it serves through the largest combined network of health care providers offered within a single enterprise.

UnitedHealthcare Employer & Individual

UnitedHealthcare Employer & Individual serves health benefit needs of employers ranging from sole proprietorships and small businesses to large, multi-site and national *Fortune 500* employers and public sector clients, as well as students and individuals.

UnitedHealthcare Employer & Individual has consistently promoted new and better ways to empower employers, clinicians and people with better information to make better health care decisions that lead to better health. When people make good health decisions, choose the right doctor or hospital, or get the right medicine, it also means reduced absenteeism, improved productivity and lower costs for our employer customers.

The company offers thoughtfully designed products and market-leading expertise in consumerism; the country's single largest care provider network, which could be conveniently accessed by 98 percent of the U.S. population; and award-winning customer and client service supported by highly sophisticated technology and robust infrastructure. The company's innovative approach to health benefits has been recognized with *Fortune* magazine's 2010 No.1 ranking for innovation in the health insurance and managed care category.

UnitedHealthcare Medicare & Retirement

UnitedHealthcare Medicare & Retirement delivers health and well-being benefits to 9 million seniors in conjunction with AARP across all major product categories in virtually every key U.S. market.

Americans over the age of 50 represent the fastest growing market segment for health and well-being services. UnitedHealthcare Medicare & Retirement has a unique market position because of its multifaceted and national business scope dedicated to senior health care and Medicare, including experience with the frail elderly, the Medicare Supplement business, Medicare health plans, services for individuals with chronic conditions and prescription drug programs. The company's proprietary clinical care models and software tools are designed to be effective in the community, at home, and in skilled and extended care facilities or other settings.

UnitedHealthcare Community & State

UnitedHealthcare Community & State serves more than 3.3 million people, including nearly 2 million children, who receive health coverage through Medicaid, Medicare and Children's Health Insurance Programs. The company is a leader in helping low-income adults and children and those with disabilities get access to quality, personalized health care benefits and services.

The company has a deep understanding of the challenges faced by people who are low-income or have special needs, and particular expertise in helping them overcome these challenges to improve their health and quality of life. UnitedHealthcare Community & State does this by working closely with community-based organizations to help address cultural or language barriers to members getting the preventive care or treatment they need.

UnitedHealthcare Community & State uses the Personal Care Model, an innovative approach that helps health plan members receive the right care, at the right time, in the right place. The Personal Care Model involves evaluating the unique health needs of members and using a collaborative support network of care managers, physicians and community-based organizations to coordinate their care with a focus on preventive services, early intervention and health education. This approach is particularly effective for those with serious and chronic illnesses and for high-risk expectant mothers—situations that require high-touch care.



Health Services

Optum, UnitedHealth Group's diversified information and technology-enabled services business platform, serves the broad health care marketplace and is dedicated to helping make the health care system work better for everyone. Optum's products and services can enable the 14 million people who work in the U.S. health system to do their jobs more effectively, every day, and can help the nearly 310 million people in America improve their health and well-being.

Optum's businesses work with care providers (hospitals, physicians, pharmacy and other health care professionals), plan sponsors (employers, health plans, governments), life sciences companies (pharmaceuticals, biotechnology, medical devices) and consumers to achieve a common goal of optimized health outcomes, care quality and cost-effectiveness. This goal is accomplished by helping connect health system participants and providing them actionable information at the points of decision-making.

Optum's products and services are among the best in class and can be deployed individually or as integrated solutions, and when connected end-to-end, enable the health care system to operate more efficiently and effectively. The breadth of our Health Services portfolio is distinctive and allows these businesses to positively impact key activities within the health care system.

OptumHealth

OptumHealth is a national leader in population health and wellness services. Employers, health insurance and benefits payers and public sector organizations use OptumHealth's behavioral health solutions, clinical care management and financial services. OptumHealth educates consumers, helping them navigate the health care system, finance their health care needs and better achieve their health and well-being goals.

The company is recognized for its work in wellness, disease and care management programs, care advocacy and decision support services, complex condition management, mental health and substance abuse management, and employee assistance programs. OptumHealth is also a provider of consumer health information, private health portals and consumer engagement services and health banking services for consumers and care providers.

OptumInsight

OptumInsight is a leading health care information, technology, services and consulting company, providing software and services to major participants in the health care industry. Its clients include physicians, hospitals and other care providers, governments, health insurers and benefits payers and life sciences companies.

OptumInsight products and services are purchased by 6,200 hospital facilities, 246,000 health care professionals or groups, 2,000 payers and intermediaries, more than 2,200 life sciences companies and hundreds of government entities including all 50 U.S. states.

OptumRx

OptumRx is one of the largest pharmacy benefits managers in the United States based on total claims volume, meeting the pharmacy needs of more than 12 million Americans. OptumRx provides retail pharmacy network claims processing, mail order pharmaceuticals and specialty pharmaceuticals management, processing nearly 350 million adjusted retail, mail service and specialty drug prescriptions annually.

The company also provides retail network contracting, rebate contracting and management and clinical programs, such as step therapy, formulary management and disease/drug therapy management programs that assist customers in achieving a low-cost, high-quality pharmacy benefit.

Optum's products and services can enable the 14 million people who work in the U.S. health system to do their jobs more effectively.

UnitedHealth Center for Health Reform & Modernization

Through our Center for Health Reform and Modernization we are committed to helping tackle the toughest health challenges facing the nation. Supplementing the resources and experience of our enterprise with leading research groups and academic teams, the Center assesses and develops innovative policies and practical solutions and seeks to share information with policymakers and the public.

In 2010, the Center contributed three major research reports, which can be downloaded from our website at unitedhealthgroup.com/reform:

Coverage for Consumers, Savings for States: Options for Modernizing Medicaid. The report shows how states and the federal government could save an estimated $366 billion over the next decade by modernizing Medicaid. (April 2010)

U.S. Deficit Reduction: The Medicare and Medicaid Modernization Opportunity. A new study offers practical solutions to reduce the growing U.S. budget deficit through Medicare and Medicaid reform, including practical ways federal and state governments could save taxpayers about $3.5 trillion over the next 25 years. (October 2010)

The United States of Diabetes: Challenges and Opportunities in the Decade Ahead. Research indicates that more than 50 percent of Americans could have diabetes or prediabetes by 2020 at a cost of $3.4 trillion over the next decade. This report offers practical solutions that could improve health and life expectancy, while also saving up to $250 billion over the next 10 years. (November 2010)

UnitedHealth Group Community Activities in 2010

United Minnesota. The company's "United Minnesota" initiative is a 10-year, $100 million philanthropic program to create sustainable improvements in health, education and well-being in Minnesota. Among other activities in 2010, UnitedHealthcare contributed $17.5 million to enhance trauma care for children across the region by supporting the creation of a Level I Pediatric Trauma Center at Children's Hospitals and Clinics of Minnesota in Minneapolis.

Make-A-Wish Foundation®. In 2010, UnitedHealth Group renewed its commitment to help bring hope, strength and joy to children with life-threatening medical conditions by pledging $3 million to the Make-A-Wish Foundation over the next three years. UnitedHealth Group is one of the Foundation's largest national sponsors.

American Heart Association. UnitedHealthcare, in 2010, committed $1.95 million over three years to the American Heart Association to help establish walking paths throughout the country.

United Volunteers. UnitedHealth Group employees participated in more than 11,900 volunteer community projects with an estimated in-kind value of $4 million, an increase of $1.5 million over 2009.

Annual Employee Giving Campaign. UnitedHealth Group's annual nationwide giving campaign solicits employee donations to community charities of their choice. Employee pledges and the company-matching pledge totaled $14 million for 2010, our highest amount to date, up 11 percent over 2009.

Please see our 2010 Social Responsibility Report for more information: unitedhealthgroup.com/SR

United Health Foundation

The United Health Foundation is a not-for-profit, private foundation that provides actionable information to support decisions that lead to better health outcomes and healthier communities. Established by UnitedHealth Group in 1999, the Foundation has committed more than $187 million to improve health and health care. Following are examples of its initiatives:

The United Health Foundation's America's Health Rankings® is an annual state-by-state assessment of the nation's health. In collaboration with the American Public Health Association and Partnership for Prevention, for more than two decades America's Health Rankings has provided communities and individuals with data that has spurred innovative thinking and action to strengthen our nation's health.

To increase access to health care for underserved communities, the Foundation's Community Health Centers of Excellence initiative supports community clinics that are part of our nation's health care safety net in New Orleans, Miami, New York City and Washington, D.C.

The Foundation's Diverse Scholars initiative supports hundreds of low-income minority students pursuing degrees in the health field. The goal of the initiative is to increase the number of qualified, yet under-represented, college graduates entering the health workforce.

The Foundation collaborates with health research agencies, medical specialty societies and others to translate science into practice and helps make reliable medical evidence available to physicians and other care providers. Through Advancing Clinical Excellence, the United Health Foundation helps physicians and other health professionals achieve the best possible health outcomes for their patients.
www.unitedhealthfoundation.org

UnitedHealthcare Children's Foundation

Children who have medical needs sometimes lack comprehensive insurance that covers all of their medical treatments. There are few places their families can turn for additional funds.

As a result, far too many children risk going without necessary treatment, or they receive needed care while their families are burdened with large financial obligations. The UnitedHealthcare Children's Foundation provides medical grants, up to $5,000, to help meet this need.

Jayden, a 3-year-old from South Carolina, was diagnosed with three types of congenital heart defects at birth. He had heart surgery a few months ago, is recovering quickly and his energy level has soared.

"This grant has meant so much to our family and has allowed us to focus on the recovery of our son," says Jacqueline, Jayden's mom.


Three-year-old Jayden and his family received a grant from the UnitedHealthcare Children's Foundation.

In 2010, the UnitedHealthcare Children's Foundation provided 787 medical grants, 75 percent more than 2009. The medical grants are made possible by our generous contributors, which include more than 8,000 UnitedHealth Group employees, UnitedHealth Group and individuals and corporations who believe in this mission. www.uhccf.org

UnitedHealth Group Highlights

- UnitedHealth Group revenues increased $7 billion, or 8 percent from 2009, to $94.2 billion in 2010, with four business units posting revenue increases of more than 10 percent year-over-year.
- UnitedHealth Group achieved business growth across each of its reporting segments and generated earnings from operations of $7.9 billion.
- Cash flows from operations reached nearly $6.3 billion, representing 135 percent of 2010 net earnings.
- Diluted net earnings per common share were $4.10.
- The Board of Directors moved the company to a quarterly dividend payment cycle and raised the annual dividend rate to $0.50 per share in May 2010.

The 2010 financial results on pages 22 through 25 should be read together with the consolidated financial statements and notes in the 2010 Annual Report on Form 10-K. The 2010 Annual Report on Form 10-K is an integral part of this Summary Annual Report.

	For the Year Ended December 31,				
In millions, except percentages and per share data	2006	2007	2008	2009	**2010**
Consolidated operating results					
Revenues	$ 71,542	$ 75,431	$ 81,186	$ 87,138	**$ 94,155**
Earnings from operations	6,984	7,849	5,263	6,359	**7,864**
Net earnings	4,159	4,654	2,977	3,822	**4,634**
Return on shareholders' equity	22.2%	22.4%	14.9%	17.3%	**18.7%**
Basic net earnings per common share	$ 3.09	$ 3.55	$ 2.45	$ 3.27	**$ 4.14**
Diluted net earnings per common share	2.97	3.42	2.40	3.24	**4.10**
Common stock dividends per share	0.030	0.030	0.030	0.030	**0.405**
Consolidated cash flows from (used for)					
Operating activities	$ 6,526	$ 5,877	$ 4,238	$ 5,625	**$ 6,273**
Investing activities	(2,101)	(4,147)	(5,072)	(976)	**(5,339)**
Financing activities	474	(3,185)	(605)	(2,275)	**(1,611)**
Consolidated financial condition (As of December 31)					
Cash and investments	$ 20,582	$ 22,286	$ 21,575	$ 24,350	**$ 25,902**
Total assets	48,320	50,899	55,815	59,045	**63,063**
Total commercial paper and long-term debt	7,456	11,009	12,794	11,173	**11,142**
Shareholders' equity	20,810	20,063	20,780	23,606	**25,825**
Debt-to-total-capital ratio	26.4%	35.4%	38.1%	32.1%	**30.1%**

Revenues

(in millions)



$71,542
$75,431
$81,186
$87,138
$94,155
06
07
08
09
10

Earnings from Operations

(in millions)



$6,984
$7,849
$5,263
$6,359
$7,864
06
07
08
09
10

Operating Margin



9.8%
10.4%
6.5%
7.3%
8.4%
06
07
08
09
10

Cash Flows from Operations

(in millions)



$6,526
$5,877
$4,238
$5,625
$6,273
06
07
08
09
10

Diluted Earnings per Share



$2.97
$3.42
$2.40
$3.24
$4.10
06
07
08
09
10

Cash Dividend per Share of Common Stock



$0.03
$0.03
$0.03
$0.03
$0.405
06
07
08
09
10

UnitedHealthcare Highlights

(includes UnitedHealthcare Employer & Individual, Medicare & Retirement and Community & State)

- For full year 2010, UnitedHealthcare revenue of $87.4 billion increased $6.1 billion, or 8 percent, year-over-year. The UnitedHealthcare businesses provided services to more than 37 million people at year-end, a net increase of 1.2 million people during the year.
- UnitedHealthcare Employer & Individual revenues of $41.2 billion grew by 1 percent in 2010. This business grew to serve 24.8 million individuals in 2010, an increase of 185,000 people during the year.
- UnitedHealthcare Medicare & Retirement revenues of $35.9 billion increased 12 percent compared to 2009, driven by an increase of 600,000 customers in UnitedHealthcare's primary senior market offerings—including growth of 280,000 seniors in Medicare Advantage products, 90,000 in active Medicare Supplement offerings, and 230,000 in stand-alone Part D prescription drug plans. At year-end, the company served 9 million seniors.
- UnitedHealthcare Community & State revenues of $10.4 billion in 2010 increased by $2 billion, or 24 percent, year-over-year primarily due to strong organic growth in individuals served. The business grew its risk-based Medicaid programs by 420,000 individuals and served more than 3.3 million people in 24 markets at year-end.

Optum Highlights

The Optum businesses—OptumHealth, OptumInsight and OptumRx—increased their combined revenues by 15 percent to $25 billion in 2010.

OptumHealth

- OptumHealth revenues of $5.8 billion increased $321 million, or 6 percent, over 2009 primarily due to new business development in large scale public sector care management and behavioral health programs, and increased sales of benefits and services to external employer markets; partially offset by a decline in revenues from the sale of internal commercial products and the loss of some smaller specialty benefits customers.
- OptumHealth Financial Services grew its connectivity network to more than 540,000 physicians and care providers in 2010 and electronically transmitted more than $43 billion in medical payments to them, a year-over-year increase of 22 percent. Assets under management in health-linked savings and investment accounts reached $1.1 billion, an increase of 28 percent over 2009.

OptumInsight

- OptumInsight provided services in more than 70 countries and serves virtually every category of participant in the U.S. health system.
- Revenues for OptumInsight increased $518 million, or 28 percent, during 2010 to $2.3 billion primarily due to acquisitions and organic growth in health information technology offerings and services focused on cost and data management and regulatory compliance. OptumInsight operating margin was 3.6 percent (12.1 percent* excluding goodwill impairment and business line disposition charges related to certain i3 branded clinical trial service businesses).
- The OptumInsight contract revenue backlog grew by 57 percent during 2010 to $2.8 billion, driven by acquisition-related backlog expansion and organic growth. The backlog does not include approximately $500 million for the portion of the i3 business that is being divested.

OptumRx

- OptumRx 2010 revenues of $16.8 billion grew $2.3 billion, or 16 percent, year-over-year due to strong growth in consumers served through Medicare Part D prescription drug plans.
- During the year, OptumRx processed nearly 350 million adjusted scripts for 12.3 million individuals.
- Generic prescriptions reached 73.2 percent of all scripts filled by OptumRx by the fourth quarter 2010, an increase of 350 basis points year-over-year. The expanded use of generics increases the affordability of health care and also increases earnings from operations at OptumRx.

**See page 26 for a reconciliation of adjusted operating margin, which is a non-GAAP financial measure, to operating margin.*



Revenues
(in millions)
Earnings From Operations
(in millions)
Operating Margin
UnitedHealthcare
$67,817 $71,199 $75,857 $81,341 $87,442
06 07 08 09 10
$5,860 $6,595 $5,068 $4,788 $6,636
06 07 08 09 10
8.6% 9.3% 6.7% 5.9% 7.6%
06 07 08 09 10
Optum (combined)
$9,382 $19,474 $19,350 $21,803 $24,966
06 07 08 09 10
$1,124 $1,430 $1,310 $1,571 $1,228
06 07 08 09 10
12.0% 7.3% 6.8% 7.2% 4.9%
06 07 08 09 10
OptumHealth
$4,342 $4,921 $5,225 $5,528 $5,849
06 07 08 09 10
$809 $895 $718 $636 $610
06 07 08 09 10
18.6% 18.2% 13.7% 11.5% 10.4%
06 07 08 09 10
OptumInsight
$956 $1,304 $1,552 $1,823 $2,341
06 07 08 09 10
$176 $266 $229 $246 $84
06 07 08 09 10
18.4% 20.4% 14.8% 13.5% 12.1%*
06 07 08 09 10
OptumRx
$4,084 $13,249 $12,573 $14,452 $16,776
06 07 08 09 10
$139 $269 $363 $689 $534
06 07 08 09 10
3.4% 2.0% 2.9% 4.8% 3.2%
06 07 08 09 10

*See page 26 for a reconciliation of adjusted operating margin, which is a non-GAAP financial measure, to operating margin.

Non-GAAP Reconciliation

UNITEDHEALTH GROUP

Reconciliation of Non-GAAP Financial Measures

OptumInsight Results Excluding Special Items

(in millions, except percentages)

	Year Ended December 31, 2010		
	Consolidated GAAP Reporting	Non-GAAP Reconciling Items (a)	Operating Results Excluding Non-GAAP Reconciling Items
OptumInsight Earnings from Operations	$ 84	$ 200	$ 284
OptumInsight Operating Margin	3.6%	8.5%	12.1%

(a) Includes a total of $200 million in goodwill impairment and business line disposition charges.

2010 OptumInsight earnings from operations and operating margins excluding special items as used in this Summary Annual Report are not calculated in accordance with GAAP and should not be considered substitutes for or superior to financial measures calculated in accordance with GAAP. Management believes that the use of non-GAAP financial measures improves the comparability of our results between periods. These financial measures provide investors and our management with useful information to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, and to compare our results of operations on a more consistent basis against that of other companies in the health care industry.

These non-GAAP financial measures have limitations in that they do not reflect all of the special items associated with the operations of our business as determined in accordance with GAAP. As a result, one should not consider these measures in isolation. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as non-GAAP basis, disclosing these GAAP financial measures, and providing a reconciliation from GAAP to non-GAAP financial measures.

Forward-Looking Statements

This Summary Annual Report may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "should" and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions, trends and uncertainties and involve risks and uncertainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors.

Some factors that could cause results to differ materially from the forward-looking statements include: our ability to effectively estimate, price for and manage our medical costs, including the impact of any new coverage requirements; the potential impact that new laws or regulations, or changes in existing laws or regulations, or their enforcement or application could have on our results of operations, financial position and cash flows, including as a result of increases in medical, administrative, technology or other costs resulting from federal and state regulations affecting the health care industry; the ultimate impact of the Patient Protection and Affordable Care Act, which could materially adversely affect our financial position and results of operations through reduced revenues, increased costs, new taxes and expanded liability, or require changes to the ways in which we conduct business or put us at risk for loss of business; uncertainties regarding changes in Medicare, including potential changes in risk adjustment data validation audit and payment adjustment methodology; potential reductions in revenue received from Medicare and Medicaid programs; failure to comply with restrictions on patient privacy and data security regulations; regulatory and other risks and uncertainties associated with the pharmacy benefits management industry; competitive pressures, which could affect our ability to maintain or increase our market share; the potential impact of adverse economic conditions on our revenues (including decreases in enrollment resulting from increases in the unemployment rate and commercial attrition) and results of operations; our ability to execute contracts on competitive terms with physicians, hospitals and other service professionals; our ability to attract, retain and provide support to a network of independent third party brokers, consultants and agents; events that may negatively affect our contracts with AARP; increases in costs and other liabilities associated with increased litigation, government investigations, audits or reviews; the performance of our investment portfolio; possible impairment of the value of our intangible assets in connection with dispositions or if future results do not adequately support goodwill and intangible assets recorded for our existing businesses or the businesses that we acquire; increases in health care costs resulting from large-scale medical emergencies; failure to maintain effective and efficient information systems or if our technology products do not operate as intended; misappropriation of our proprietary technology; our ability to obtain sufficient funds from our regulated subsidiaries to fund our obligations; the potential impact of our future cash and capital requirements on our ability to maintain our quarterly dividend payment cycle; failure to complete or receive anticipated benefits of acquisitions; potential downgrades in our credit ratings; and failure to achieve targeted operating cost productivity improvements, including savings resulting from technology enhancement and administrative modernization.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including the cautionary statements in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update or revise any forward-looking statements.

Officers and Leaders

Stephen J. Hemsley
President and
Chief Executive Officer

Gail K. Boudreaux
Executive Vice President,
UnitedHealth Group
and Chief Executive Officer,
UnitedHealthcare

G. Mike Mikan
Executive Vice President,
UnitedHealth Group
and Chief Executive Officer,
Optum

William A. Munsell
Executive Vice President

Don Nathan
Senior Vice President and
Chief Communications Officer

John S. Penshorn
Senior Vice President,
Capital Markets Communications
and Strategy

Eric S. Rangen
Senior Vice President
and Chief Accounting Officer

Larry C. Renfro
Executive Vice President

Jeannine M. Rivet
Executive Vice President

Simon Stevens
Executive Vice President
and President,
Global Health

Lori K. Sweere
Executive Vice President,
Human Capital

Reed V. Tuckson, M.D.
Executive Vice President
and Chief of Medical Affairs

Christopher J. Walsh
Executive Vice President
and General Counsel

Anthony Welters
Executive Vice President

David S. Wichmann
Executive Vice President
and Chief Financial Officer,
UnitedHealth Group
and President,
UnitedHealth Group Operations

Mitchell E. Zamoff
Executive Vice President
and General Counsel

Board of Directors

William C. Ballard, Jr.
Former Of Counsel,
Greenebaum Doll &
McDonald PLLC

Richard T. Burke
Non-Executive Chairman,
UnitedHealth Group

Robert J. Darretta
Retired Vice Chairman
and Chief Financial Officer,
Johnson & Johnson

Stephen J. Hemsley
President and
Chief Executive Officer,
UnitedHealth Group

Michele J. Hooper
President and
Chief Executive Officer,
The Directors' Council

Rodger A. Lawson
Retired President
and Chief Executive Officer,
Fidelity Investments –
Financial Services

Douglas W. Leatherdale
Retired Chairman
and Chief Executive Officer,
The St. Paul Companies, Inc.

Glenn M. Renwick
President and
Chief Executive Officer,
The Progressive Corporation

Kenneth I. Shine, M.D.
Executive Vice Chancellor
for Health Affairs,
The University of Texas System

Gail R. Wilensky, Ph.D.
Senior Fellow,
Project HOPE

Audit Committee

William C. Ballard, Jr., Chair
Robert J. Darretta
Glenn M. Renwick

Nominating and Corporate Governance Committee

Michele J. Hooper, Chair
William C. Ballard, Jr.
Douglas W. Leatherdale

Compensation and Human Resources Committee

Douglas W. Leatherdale, Chair
Robert J. Darretta
Gail R. Wilensky, Ph.D.

Public Policy Strategies and Responsibility Committee

Gail R. Wilensky, Ph.D., Chair
Michele J. Hooper
Kenneth I. Shine, M.D.

investor information

Market price of common stock

The following table shows the range of high and low sales prices for the company's common stock as reported by the New York Stock Exchange, where it trades under the symbol UNH. These prices do not include commissions or fees associated with purchasing or selling this security.

	high	*low*
2011		
First Quarter (through February 9, 2011)	$44.09	$36.37
2010		
First Quarter	$36.07	$30.97
Second Quarter	$34.00	$27.97
Third Quarter	$35.94	$27.13
Fourth Quarter	$38.06	$33.94
2009		
First Quarter	$30.25	$16.18
Second Quarter	$29.69	$19.85
Third Quarter	$30.00	$23.69
Fourth Quarter	$33.25	$23.50

As of February 4, 2011, the company had 17,563 shareholders of record.

Shareholder account questions

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can write to them at:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Or you can call our transfer agent toll free at (800) 468-9716 or locally at (651) 450-4064.

You can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

Investor relations

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents such as the Annual Report on Form 10-K and the Summary Annual Report.

You can write to us at:
Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

You can also obtain information about UnitedHealth Group and its businesses, including financial documents, online at www.unitedhealthgroup.com.

Annual meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Monday, May 23, 2011, 10:00 a.m. Central Time at the following location:

Anthony Marlon Auditorium
UnitedHealthcare, a UnitedHealth Group company
2700 North Tenaya Way
Las Vegas, Nevada

You will need to bring your admission card with you to the annual meeting in order to be admitted.

Common stock dividends

In May 2010, our Board of Directors increased our cash dividend to shareholders and moved us to a quarterly dividend payment cycle of $0.125 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. Prior to May 2010, our policy had been to pay an annual dividend of $0.030 per share.

Our Mission

Our mission is to help people live healthier lives. Our role is to help make health care work for everyone.

We seek to enhance the performance of the health system and improve the overall health and well-being of the people we serve and their communities.

We work with health care professionals and other key partners to expand access to quality health care so people get the care they need at an affordable price.

We support the physician/patient relationship and empower people with the information, guidance and tools they need to make personal health choices and decisions.

Our Culture

The people of this company are aligned around basic values that inspire our behavior as individuals and as an institution:

Integrity. We are dedicated to the highest levels of personal and institutional integrity. We make honest commitments and work to consistently honor those commitments. We do not compromise ethics. We strive to deliver on our promises and we have the courage to acknowledge mistakes and do whatever is needed to address them.

Compassion. We try to walk in the shoes of the people we serve and the people we work with across the health care community. Our job is to listen with empathy and then respond appropriately and quickly with service and advocacy for each individual, each group or community and for society as a whole. We celebrate our role in serving people and society in an area so vitally human as their health.

Relationships. We build trust through cultivating relationships and working in productive collaboration with government, employers, physicians, nurses and other health care professionals, hospitals and the individual consumers of health care. Trust is earned and preserved through truthfulness, integrity, active engagement and collaboration with our colleagues and clients. We encourage the variety of thoughts and perspectives that reflect the diversity of our markets, customers and workforce.

Innovation. We pursue a course of continuous, positive and practical innovation, using our deep experience in health care to be thoughtful advocates of change and to use the insights we gain to invent a better future that will make the health care environment work and serve everyone more fairly, productively and consistently.

Performance. We are committed to deliver and demonstrate excellence in everything we do. We will be accountable and responsible for consistently delivering high-quality and superior results that make a difference in the lives of the people we touch. We continue to challenge ourselves to strive for even better outcomes in all key performance areas.



UnitedHealth Group®

UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

unitedhealthgroup.com

100-10349 4/11